As filed with the Securities and Exchange Commission on March 5, 2008
Registration No. 333-145702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SONICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	77-0444036
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

890 North McCarthy Boulevard
Suite 200
Milpitas, California 95035
(408) 457-2800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Grant A. Pierce
President and Chief Executive Officer
890 North McCarthy Boulevard
Suite 200
Milpitas, California 95035
(408) 457-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Wilson	Robert P. Latta
Justin L. Bastian	Julia Reigel
Morrison & Foerster LLP	Wilson Sonsini Goodrich & Rosati, P.C.
755 Page Mill Road	650 Page Mill Road
Palo Alto, California 94304	Palo Alto, California 94304
(650) 813-5600	(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	March 5, 2008

           Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We expect the public offering price to be between $      and $      per share.

We have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol “SNCS.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover overallotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $      and our total proceeds, before expenses, will be $     .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about           , 2008.

UBS Investment Bank

Cowen and Company
ThinkEquity Partners LLC
Caris & Company

Live SONICS

SMART
Interconnect

Our SMART Interconnects consist of highly flexible semiconductor intellectual property that our customers configure to create customized on-chip communications networks for high volume system-on-chip semiconductor devices. The photographs set forth above represent the classes of products that utilize semiconductor devices incorporating our SMART Interconnects but do not represent products of Sonics, Inc. As of December 31, 2007, our customers had shipped over 250 million semiconductor devices incorporating our SMART Interconnects.

SONICS®
smart interconnects

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including          , 2008 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

“Sonics,” “Sonics, Inc.,” “SMART Interconnects,” “Sonics SMART Interconnects and Box logo,” “SonicsMX,” “MemMax” and the Sonics Box logo are our registered trademarks in the United States. All other trademarks appearing in this prospectus are the property of their respective holders.

i

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss under “Risk factors” and the consolidated financial statements and related notes beginning on page F-1.

Unless the context requires otherwise, the words “Sonics, Inc.,” “Sonics,” “we,” “us” and “our” refer to Sonics, Inc. and its subsidiaries.

OUR BUSINESS

We are the leading provider of intelligent interconnects that manage the on-chip communications in system-on-chip semiconductor devices (“SoCs”). To address the complexity, performance and cost requirements of today’s advanced electronic products, semiconductor companies and original equipment manufacturers (“OEMs”) are utilizing increasingly complex SoCs that integrate numerous functions in a single semiconductor device. Our SMART Interconnects manage complex on-chip communications such as those resulting from the convergence of video, voice and data processing on an SoC. Our SMART Interconnects consist of highly flexible semiconductor intellectual property (“IP”) that our customers configure to create customized on-chip communications networks. These hardware networks allow semiconductor companies and OEMs to reduce time to market, decrease development costs and increase performance of SoCs for use in high volume applications such as mobile phones, consumer electronics, personal computers, automotive electronics and office automation products. We license our SMART Interconnects primarily to semiconductor companies, which typically develop complex proprietary integrated circuits for sale to OEMs, but also directly to OEMs that develop their own SoCs. Our largest customers include Broadcom Corporation, Texas Instruments Incorporated and Toshiba Corporation. Our customers have shipped over 250 million semiconductor devices incorporating our SMART Interconnects.

We have developed an IP-centered, market-driven business model in which we neither manufacture nor sell the products incorporating our technology. We derive the majority of our revenue from license fees and royalties associated with our SMART Interconnects. Our licenses grant our customers the right to design, manufacture and sell semiconductor devices that incorporate one or more instances of our products. We also typically derive royalties on a per-device basis from our customers. In addition, for a fee, we provide product maintenance, support and engineering services to our customers to enable them to better incorporate our technologies and products into their SoCs.

According to Semico Research Corporation, a semiconductor marketing and consulting research company, the interconnect segment of the semiconductor IP market is projected to have a five-year compound annual revenue growth rate of 31.0% from 2006 to 2010; this represents the highest such rate of any segment of the market and is nearly two times the growth rate of the total market. In addition, Gartner Inc., a technology research and advisory firm, estimated that 2006 worldwide SoC revenue was $56.3 billion, accounting for 21.4% of the total semiconductor market, and in 2011 will reach $88.4 billion, or 26.2% of the total semiconductor market. As electronic products continue to become more feature-rich, SoCs are required to integrate more IP cores with increasing processing and performance levels. Today’s complex SoCs are heterogeneous, integrating multiple IP cores such as embedded microprocessors, digital signal processors, multimedia engines, embedded memory controllers and input-output interfaces on a single chip. In addition, the individual IP cores may use different clock speeds and bus protocols to communicate and may require different amounts of bandwidth. The limitations of the traditional design approach in successfully resolving interconnect design issues and supporting the development of complex, state-of-the-art SoCs with an acceptable time-to-market impair the introduction of next-generation electronic products that consumers and businesses demand. As a result, new approaches to interconnect design are required.

Our suite of SMART Interconnect products addresses the limitations of traditional design approaches and offer multiple advantages to our customers, including:

➢	Improved time-to-market. By implementing on-chip communications functions within our SMART Interconnects, complex interactions between IP cores are addressed within the interconnect, thereby allowing our customers to reduce their time to market to as little as six months or less as compared to conventional SoC design approaches that typically require 18 to 24 months.

➢	Cost-effective solution. Our SMART Interconnects provide a suite of features and services that support a broad range of complex SoC communication requirements, allowing SoC development teams to save significant costs by avoiding the need to engineer similar features and services into each IP core on the SoC.

➢	High performance and low power consumption. Our SMART Interconnects are designed to achieve a wide range of operating frequencies for performance-driven applications while also using advanced power management techniques to ensure suitability for battery-operated applications.

➢	High scalability and flexibility. Our customers can configure our SMART Interconnects to meet specific requirements within product families, while maintaining a high degree of architectural consistency and software autonomy across a wide range of products.

Our goals are to maintain and extend our market leadership in providing intelligent interconnects for SoCs and to further establish our SMART Interconnects as the leading semiconductor industry standard among interconnect technologies. Key elements of our strategy include:

➢	Extend our technology leadership. We intend to continue to invest significantly in the communications architecture and integration environment that comprise our SMART Interconnects.

➢	Expand our product portfolio into new SoC market segments. We believe that we can increase the size of our addressable market by pursuing opportunities in market segments requiring less complex SoCs and also by expanding into markets that traditionally do not use SoCs.

➢	Expand our customer base. We intend to pursue additional new customers among both semiconductor device companies and OEMs.

➢	Establish additional sales channels. We intend to establish complementary sales channels for our technology and products by developing several new sales programs such as licensing our technology to application specific integrated circuit (“ASIC”) manufacturers to provide our SMART Interconnects as part of their IP core libraries to OEMs who design their own custom SoCs.

RISKS ASSOCIATED WITH OUR BUSINESS

You should carefully consider the matters discussed in the section “Risk factors” beginning on page 8, including the following, before you invest in our common stock.

➢	Our SMART Interconnects are a novel approach to SoC design. Rejection, or only limited adoption, by the market of our approach to SoC design would significantly harm our business, financial condition and results of operations.

➢	We derive a significant portion of our revenue from a limited number of customers. We cannot guarantee that one or more of those customers will not terminate its relationship with us in the future.

➢	We derive substantially all of our revenue from customers serving a small number of market segments. We cannot guarantee that these market segments or product sales will not decline in the future.

OUR CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware on September 12, 1996. Our principal executive offices are located at 890 North McCarthy Boulevard, Suite 200, Milpitas, California 95035, and our telephone number is (408) 457-2800. Our website address is www.sonicsinc.com. The information on our website does not constitute part of this prospectus.

In this prospectus, we refer to the fiscal year ended March 31, 2003 as fiscal 2003, the fiscal year ended March 31, 2004 as fiscal 2004, the fiscal year ended March 31, 2005 as fiscal 2005, the fiscal year ended March 31, 2006 as fiscal 2006, the fiscal year ended March 31, 2007 as fiscal 2007 and the fiscal year ending March 31, 2008 as fiscal 2008.

The offering

Common stock we are offering	shares

Common stock the selling stockholders are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds after expenses	We intend to use the net proceeds from this offering for working capital, general corporate purposes and product development. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq Global Market symbol	SNCS

The number of shares of our common stock issued and outstanding after this offering is based on 9,462,402 shares outstanding as of December 31, 2007 and excludes, as of that date:

➢	678,122 shares of common stock issuable upon the exercise of warrants, which will be automatically exercised immediately prior to this offering, with a weighted average exercise price of $8.00 per share;

➢	111,260 shares of common stock issuable upon the exercise of warrants, which will become exercisable for common stock after this offering, with a weighted average exercise price of $7.73 per share;

➢	2,407,574 shares of common stock subject to outstanding options with a weighted average exercise price of $4.58 per share;

➢	233,681 shares of common stock reserved for future grant under the 2007 Stock Incentive Plan;

➢	125,000 shares of common stock reserved for issuance under the 2007 Employee Stock Purchase Plan;

➢	34,313 shares of common stock reserved for issuance under the 2003 Non-Employee Director Stock Option Plan; and

➢	148,269 shares of common stock issuable upon conversion of convertible debt.

Unless otherwise indicated, all information in this prospectus assumes:

➢	no exercise of the underwriters’ overallotment option;

➢	conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering; and

➢	the filing of our amended and restated certificate of incorporation prior to the closing of this offering.

Summary consolidated financial data

The following table provides a summary of our consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data for fiscal 2005, 2006 and 2007, and as of March 31, 2006 and 2007, has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus, which were prepared in accordance with United States generally accepted accounting principles (“GAAP”). The summary consolidated financial data for the nine months ended December 31, 2006 and 2007 and as of December 31, 2007 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position and results of operations. Operating results for the nine months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2008.

The information presented below should be read in conjunction with “Use of proceeds,” “Capitalization,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year ended			Nine months
	March 31,			ended December 31,
Consolidated statements of operations data:	2005	2006	2007	2006	2007
		(as restated*)	(as restated*)

	(in thousands, other than share and per share data)

Revenue:
License	$5,223	$8,005	$14,913	$10,717	$13,569
Service	1,101	1,687	1,341	1,005	991

Total revenue	6,324	9,692	16,254	11,722	14,560
Cost of revenue(1)	1,483	1,233	899	709	609

Gross profit	4,841	8,459	15,355	11,013	13,951
Operating expenses:
Research and development(1)	5,759	4,345	5,358	3,749	4,467
Selling, general and administrative(1)	6,634	4,967	8,744	5,949	7,320

Total operating expenses	12,393	9,312	14,102	9,698	11,787
Income (loss) from operations	(7,552)	(853)	1,253	1,315	2,164

Other income (expense), net:
Interest income	23	22	241	133	298
Interest expense	(96)	(221)	(81)	(66)	(73)
Amortization of deferred financing costs	(473)	(738)	(327)	(244)	(58)
Amortization of debt discount	(35)	(15)	—	—	—
Gain (loss) on disposal of property and equipment	—	1	(3)	—	—
Loss on extinguishment of debt	—	(128)	—	—	—
Gain (loss) on warrant revaluation	480	(2,591)	(3,498)	(3,194)	3,447

Total other income (expense), net	(101)	(3,670)	(3,668)	(3,371)	3,614

Income (loss) before provision for income taxes	(7,653)	(4,523)	(2,415)	(2,056)	5,778
Provision for income taxes	33	109	316	275	182

Net income (loss)	$(7,686)	$(4,632)	$(2,731)	$(2,331)	$5,596

	Year ended			Nine months
	March 31,			ended December 31,
Consolidated statements of operations data:	2005	2006	2007	2006	2007
		(as restated*)	(as restated*)

	(in thousands, other than share and per share data)

Net income (loss) per common share, basic	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.16

Weighted average shares outstanding, basic	1,547,554	1,632,275	2,472,032	1,985,403	4,000,736
Net income (loss) per common share, diluted	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.14

Weighted average shares outstanding, diluted	1,547,554	1,632,275	2,472,032	1,985,403	6,427,950
Pro forma net income per common share, basic(2)			$0.10		$0.23

Weighted average shares used in computing pro forma basic net income per common share(2)			7,916,400		9,445,104
Pro forma net income per common share, diluted(2)			$0.07		$0.18

Weighted average shares used in computing pro forma diluted net income per common share(2)			11,779,045		11,872,318

*	As discussed in Note 2 of the accompanying consolidated financial statements, the consolidated statements of operations for fiscal 2006 and fiscal 2007 have been restated.

(1)	Amounts include stock-based compensation as follows:

	Year ended			Nine months
	March 31,			ended December 31,
	2005	2006	2007	2006	2007
	(in thousands)

Costs and expenses:
Cost of revenue	$—	$—	$4	$1	$7
Research and development	1	—	52	31	185
Selling, general and administrative	221	—	344	140	396

(2)	See our consolidated financial statements and notes thereto included elsewhere in this prospectus for the calculation of pro forma net income per common share.

The pro forma consolidated balance sheets data as of December 31, 2007 in the table below gives effect to (i) the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into shares of our common stock and (ii) the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the conversion of these warrants to purchase shares of our mandatorily redeemable convertible preferred stock into warrants to purchase shares of our common stock, as if each had occurred at December 31, 2007. The pro forma as adjusted consolidated balance sheets data as of December 31, 2007 also gives effect to our receipt of the estimated net proceeds from this offering, based on the assumed initial public offering price of $     per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

			As of December 31, 2007
	As of March 31,				Pro forma,
Consolidated balance sheets data:	2006	2007	Actual	Pro forma	as adjusted

	(in thousands)

Cash and cash equivalents	$8,182	$8,893	$8,009	$8,009
Total current assets	9,561	9,924	13,323	13,323
Total assets	9,914	10,240	14,042	14,042
Total current liabilities	11,232	13,902	10,837	3,805
Total financial institution loan	1,000	1,000	1,000	1,000
Total liabilities	12,631	14,902	12,386	5,354
Mandatorily redeemable convertible preferred stock	56,620	58,778	59,999	—
Total stockholders’ equity (deficit)	(59,337)	(63,440)	(58,343)	8,688

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they could materially harm our business, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

Our business, financial condition and results of operation will suffer if our approach to interconnect design for SoCs does not achieve market acceptance.

Our SMART Interconnects are a novel approach to SoC design. Concerns about the viability of this approach and our capacity as a small, independent vendor to support customers may make existing or potential customers, especially those with significant internal design resources, reluctant to adopt our products initially or to expand adoption of our products within their organizations. We expend substantial marketing, sales and field applications engineering resources to educate potential customers such as semiconductor companies and OEMs regarding the benefits of our technologies. If these efforts are unsuccessful, we will not be able to achieve widespread acceptance of our SMART Interconnects. In addition, even if these companies adopt our products on a limited basis, they must devote significant resources to fully integrate our technologies into their operations. Rejection or only limited adoption by the market of our approach to SoC design would significantly harm our business, financial condition and results of operations.

Three customers have accounted for a substantial portion of our revenue. The loss of, or a significant reduction in revenue from, any of these customers would significantly harm our business, financial condition and results of operations.

We have derived a substantial portion of our revenue from three customers, Broadcom, Texas Instruments and Toshiba. While the identity of our three largest customers has changed from period to period, our largest three customers collectively accounted for approximately 87%, 70%, 83% and 67% of our revenue during fiscal 2005, 2006 and 2007, and the nine months ended December 31, 2007, respectively. Unless renewed, our contracts with Broadcom and Toshiba will terminate in September 2012 and July 2009, respectively. Our contract with Texas Instruments does not have a fixed term. We cannot be certain that our contracts with these customers will be renewed upon their termination. The minimum levels of product purchases or royalty payments to us, if any, under these contracts, do not provide us with a meaningful amount of revenue, and these customers may not continue to place orders under these contracts. If any of these customers terminates its relationship with us, our business, financial condition and results of operations would be harmed.

We are dependent on sales of our SMART Interconnects for substantially all of our license revenue and derive substantially all of our royalty revenue from product sales by our customers into a small number of market segments. Our business would be harmed if demand for our products or for our customers’ products in these market segments declines.

Since our inception in 1996, revenue from the licensing of our SMART Interconnects has represented substantially all of our license revenue. We expect that these products will continue to account for substantially all of our license revenue for the foreseeable future. A material decline in the demand for our SMART Interconnects, whether as a result of increased competition, technological change, price

Risk factors

reductions, customer refusal to accept our royalty model, customer preference or otherwise, would significantly harm our business, financial condition and results of operations.

In fiscal 2005, 2006 and 2007 and the nine months ended December 31, 2007, we derived substantially all of the royalty-based portion of our license revenue from the sale by our customers of semiconductor devices used in products such as mobile phones, consumer electronics, personal computers, networking equipment and office automation products. We expect the concentration of our royalty revenue in a limited number of market segments and products to continue for the foreseeable future. If demand in one or more of these market segments or for these products declines, or if demand in these market segments for products incorporating our SMART Interconnects declines, our royalty revenue would be reduced, which would harm our business, financial condition and results of operations.

Because of our lengthy sales cycles and the application of revenue recognition rules for our products, we may not receive an order or recognize revenue in the quarter originally forecasted, or at all, and we may incur significant expenses prior to recognizing any associated revenue.

The length of time it takes to establish or expand a licensing relationship with a customer can be up to 18 months or longer. Customers generally engage in an extensive evaluation and negotiation process before entering into a license agreement and placing a purchase order with us. If customer evaluations or negotiations are not successful, we may not receive anticipated orders in the quarter originally forecasted or at all. Furthermore, if we receive an order during a quarter, we may not satisfy the requirements for revenue recognition in that quarter and may therefore be required to defer some or all of the revenue associated with that order, which may cause us ultimately not to achieve our forecasted sales. For example, a material transaction that we expected to complete in the fourth quarter of fiscal 2007 was not consummated until the beginning of the first quarter of fiscal 2008, and our fourth quarter license revenue was therefore lower than anticipated.

In addition, our marketing and sales expenses are largely fixed. As a result, we may incur significant expenses prior to receiving orders from potential customers. We may therefore incur significant expenses in any particular period before any associated revenue is recognized, which may adversely affect our results of operations.

Our quarterly operating results and revenue are subject to fluctuations that may cause our stock price to decline.

Our quarterly revenue, expenses and operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenue, expenses and operating results may fluctuate from quarter to quarter due to many factors, including:

➢	loss of, or decreased revenue from, key customers;

➢	the impact on our royalty revenue of our customers’ sales of products incorporating our technologies, including their customers’ purchasing patterns and inventory adjustments, changes in consumer demands and changes in general economic conditions;

➢	fluctuations in the length of our sales cycle and in the number of prospective customers that enter into license agreements and place product orders;

➢	fluctuations in the number of design starts for products that incorporate our technologies;

➢	the timing of revenue recognition in any given quarter as a result of revenue recognition rules;

➢	changes in the rate at which our customers transition their products incorporating our technologies to volume production and sales;

➢	volume and timing of our customers’ orders, including rates of customer adoption and retention;

Risk factors

➢	timing and accuracy of our customers’ royalty reports;

➢	new product introductions by our competitors or enhancements to their existing products;

➢	our introduction of new products and services or changes to existing products and services;

➢	changes in our royalty rates, license fees, maintenance fees or service fees, including reductions in per-device royalty rates based on the volume of devices shipped;

➢	the amount and timing of our operating expenses;

➢	loss of key personnel;

➢	changes in our marketing or other corporate strategies;

➢	the amount and timing of non-cash stock-based charges; and

➢	costs related to acquisitions of businesses or technologies.

It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline.

We have incurred substantial net operating losses and we may not be profitable in the future.

We have incurred substantial net operating losses since our inception. As of December 31, 2007, we had an accumulated deficit of $68.5 million. We may incur operating losses in the future and we cannot assure you that we will be profitable in future periods. Our ability to sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. If we incur or anticipate operating losses in the future, we may reduce operating expenses by taking actions such as limiting our research and development expenditures, curtailing our marketing efforts and/or reducing our workforce. These actions could negatively impact market acceptance of our products and impair our ability to generate sufficient revenue in the future to become profitable.

If we are unable to expand our sales capabilities, we may not be able to generate increased revenue.

We must expand our marketing, sales and field applications engineering resources to generate increased revenue from our current and prospective customers. We currently have a very small team of marketing, sales and technical professionals and independent sales representatives. Our products and services require a sophisticated and technical sales effort targeted at a number of constituencies within our current and prospective customers, including senior management, whom we need to educate about the benefits of our technologies. New hires require training and take time to achieve productivity. We may not be able to retain qualified marketing, sales and technical personnel on reasonable terms, if at all.

We may also seek additional independent sales representatives to represent us. Our current or future independent sales representatives may also represent other companies and may not devote as much effort to marketing our products as our direct sales force. We cannot be certain that new hires or additional independent sales representatives will become productive or that we will be able to hire enough qualified individuals in the future. Failure to hire qualified marketing, sales and technical personnel and independent sales representatives will preclude us from expanding our business and increasing our revenue, which would adversely affect our business, financial condition and results of operations.

Risk factors

We may be unable to sustain our recent revenue growth if our customers do not continue to purchase our SMART Interconnects or if they fail to design, introduce and achieve market acceptance of products using our technologies.

Our ability to continue to increase our revenue will depend on the continued development and market acceptance by both existing and new customers of our SMART Interconnects. Our revenue depends substantially on product license fees and royalties paid to us by our customers when they design and sell semiconductor devices containing our technologies. Because we expect a significant portion of our future revenue to be derived from royalties on semiconductor devices that incorporate our technologies, our future success depends upon the continued use of our SMART Interconnects by our customers in their SoCs and a continued demand for products requiring complex semiconductors. If our customers are unable to design and sell large quantities of semiconductor devices incorporating our technologies or these products reach end of life quickly, our revenue would be negatively impacted. In addition, the requirement that our customers pay us royalties based on sales of their products that contain our technologies could provide a disincentive for those customers to adopt or continue to use our SMART Interconnects if they can satisfy their performance, time to market and other needs with an internal design or third party product that is not royalty bearing. Any failure by our customers to continue to incorporate our technologies into these products and to achieve and maintain market acceptance of these products would harm our business, financial condition and results of operations.

We depend substantially on the timeliness and accuracy of our customers’ design commencement and royalty reports.

The standard terms of our license agreements require our customers to notify us upon design commencement and to provide quarterly reports on the sale of products that incorporate our technologies. If our customers fail to report design commencements to us in a timely manner, we may not be able to collect license fees when due, or at all, which would harm our business, financial condition and results of operations. In addition, any failures on the part of our customers to provide timely and accurate royalty reports could materially and adversely affect the timing and amount of our revenue. Although our standard license terms give us the right to audit books and records of our customers to verify the information provided to us, audits can be expensive and time consuming. Disputes over audit results could also be detrimental to our ongoing business relationships with our customers and divert the attention and efforts of our management from normal operations. As a result, to date we have relied exclusively on the accuracy of our customers’ reports without independently verifying the information in them. Our failure to audit our customers’ books and records may result in us receiving less royalty or other revenue than we are entitled to under the terms of our license agreements.

RISKS RELATED TO OUR INDUSTRY AND COMPETITION

If we are unable to successfully develop new products to keep pace with rapid technological or market change, we will be unable to expand our business and our operating results and competitive position would be harmed.

The market for complex semiconductor devices is characterized by rapidly changing market demands requiring improved features, higher performance, lower power consumption and greater functionality. This requires us to continuously develop new products and enhancements to keep pace with evolving industry standards and rapidly changing customer requirements. We plan to devote significant engineering resources in order to further develop our technologies and introduce new product lines. Developments in SoC interconnect architectures are inherently complex and require long development cycles with substantial investments before we can determine their commercial viability. We may not be able to develop new products and enhancements of our existing products in a timely and cost-effective

Risk factors

manner, or at all. For example, we experienced a delay of approximately 12 months in completing the development of our initial version of SonicsMX and we may experience similar delays in the future. In addition, any new products or enhancements may not be competitive and our customers may experience difficulties in transitioning to our new products or enhancements. Introductions of new products and enhancements may result in a delay of purchases of our existing products as customers wait for our new products, or customers may delay adoption of our new products until there is sufficient evidence that they operate as expected. If we are unable to design, develop and introduce new products and enhance existing products that meet customer requirements and achieve market acceptance in a timely and cost-effective manner, or if we or our customers are unable to successfully manage product transitions, our business, financial condition and results of operations would be harmed.

We also may attempt to expand our technologies and products by acquiring or licensing technology from others. However, we may not be able to acquire or license technology in a timely manner, on commercially reasonable terms, or at all. Moreover, our investments and acquisitions may be unsuccessful if we do not accurately predict market demands or customer requirements or if we fail to accurately assess the commercial viability of such technology. Our failure to expand our technologies successfully could significantly harm our business, financial condition and results of operations.

If we fail to compete successfully with existing or new competitors, our business could be harmed.

The semiconductor IP industry is highly competitive and fragmented, and we expect competition in the industry to increase. We compete primarily with internal design groups of semiconductor companies and OEMs and with independent providers of SoC IP that offer SoC interconnects, either alone or in combination with other IP cores.

Internal design groups have direct access to their company’s decision makers, technical information and technology roadmaps, may have substantially greater resources, financial or otherwise, than us and may have lower operating cost structures. These economies of scale may make it more cost effective for semiconductor companies and OEMs to continue to utilize or develop their own interconnects, which may render our products and services uncompetitive. In particular, in-house interconnects developed by current or future key customers could result in a substantial reduction in or the termination of our contracts with one or more of these customers, which would harm our business, financial condition and results of operations.

Our SMART Interconnects also compete with the products of independent IP core and SoC interconnect providers. These companies’ products may be, or may become, less expensive, whether offered on a stand-alone basis or in combination with other products. In addition, their technologies may provide higher performance or additional features, or otherwise have competitive advantages over our products and services. These competitors may also limit our ability to integrate their IP cores with ours by using proprietary protocols that force the customer to choose between limited functionality with other vendors’ products or improved performance and functionality if the customer standardizes on that competitor’s interconnect and other IP cores. Companies with these competing products and technologies may also have greater engineering, marketing, sales, financial or other resources than us and may be able to provide broader or more integrated product offerings. As we expand our product offerings, we expect to face increased competition from these and other competitors.

Our current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in

Risk factors

customer requirements and may be able to devote greater resources to the promotion and sale of their products. These relationships and alliances may also result in pricing pressure, which could result in significant reductions in the selling price of our SMART Interconnects. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors would harm our business, financial condition and results of operations.

Cyclicality in the semiconductor industry may affect our revenue and, as a result, our operating results could be adversely affected.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, the industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. If semiconductor design starts are limited in future periods of weak demand, there may be fewer SoCs developed into which our products are incorporated, which would reduce our license revenue in the short term and our royalty revenue in the long term. Semiconductor companies generally have adopted a variable cost structure, which has allowed them to sharply curtail their spending during industry downturns. Historically, many of these companies have lowered their spending by a greater percentage than the percentage decline in their revenue, and they may be reluctant to incur the cost of licensing third party interconnect IP if they can develop an alternative interconnect internally.

Our royalty revenue depends heavily upon sales by our customers of semiconductor devices and products incorporating our SMART Interconnects, which, in turn, depend upon the current and anticipated market demand for products that use these devices and products. As a result, our revenue is highly dependent upon the manufacture and sale of SoCs incorporating our technologies and any decline in semiconductor production and sales would negatively affect us. Our revenue may be substantially and negatively impacted by these downturns. If we are unable to control our expenses adequately in response to lower revenue from our customers, our business, financial condition and results of operations would be harmed.

Defects in our SMART Interconnects could result in a loss of current and future customers, a decline in revenue, increased expenses and loss of market share.

Our SMART Interconnects are complex and must meet stringent quality requirements. SoC interconnect architectures as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released to our customers. For example, our SMART Interconnects have contained errors that were not detected until after they were incorporated into our customers’ products. In addition, errors in our SMART Interconnects could prevent our customers from achieving their desired performance and other goals. Such errors could reoccur in the future and could cause us to incur significant reengineering costs to meet the specifications of our customers, divert the attention of our engineering personnel from product development efforts, significantly affect our customer relationships and business reputation, and could harm our business, financial condition and results of operations. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Defects could also trigger warranty obligations and lead to product liability as a result of lawsuits against us or against our customers. A successful product liability claim against us could require us to make significant damage payments, which would harm our business, financial condition and results of operations.

Risk factors

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our proprietary technology rights, particularly our SMART Interconnects. We rely on trade secrets, patents, copyrights, trademarks and confidentiality agreements with employees and third parties, each of which offer only limited protection. The steps we have taken to protect our intellectual property may not prevent infringement or misappropriation of our proprietary rights or the reverse engineering of our products. As of December 31, 2007, we had 28 issued patents in the United States and four issued patents outside the United States. However, any of these patents, or any of the patents that may be issued to us in the future, could be challenged, invalidated, circumvented or may otherwise not provide a competitive advantage to us. As of December 31, 2007, we also had 22 patent applications pending in the United States and 44 pending outside the United States. However, these patent applications may not result in the issuance of any additional patents. As a result, others may independently develop similar products or design around our patents and other intellectual property rights.

In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in the United States and other countries are uncertain and may afford inadequate protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited by others in the United States or abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impracticable. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which may harm our business, financial condition and results of operations.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our products or technologies infringe their proprietary rights. We expect that providers of SoC interconnect architectures will increasingly be subject to infringement claims as the number of products and competitors providing such architectures to the semiconductor industry increases and overlaps occur. Any claim of infringement by a third party, even those without merit, may cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages, including lost profits, royalties and/or enhanced damages. A judgment could also prevent us from offering our products. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers. We generally indemnify our customers if our products infringe the proprietary rights of third parties. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay substantial damages, including lost profits, royalties and/or enhanced damages on behalf of our customers.

If a third party claims that we are improperly using its proprietary technology or information, we might seek to license their intellectual property. However, we may not be able to obtain a license on commercially reasonable terms, or at all. In addition, any efforts on our part to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to

Risk factors

develop non-infringing technology could prevent us from offering our products and could therefore harm our business, financial condition and results of operations.

OTHER RISKS RELATED TO OUR BUSINESS

If we are unable to manage our growth, our revenue and profits could be adversely affected.

We may be unable to manage our future growth. As of December 31, 2007, we had 78 full-time employees, and we anticipate that we will need to hire a significant number of highly skilled technical, sales, marketing, administrative and accounting personnel to support an increase in research and development and sales and marketing efforts for our business. A key element of expanding our research and development capabilities in a cost-effective manner is to continue to expand our engineering activities in Armenia. However, we cannot be certain that sufficient qualified personnel will be available to us on a cost-effective basis or at all.

Future growth may place significant demands on our management, as well as on our administrative, operational and financial resources. In order to continue to manage our growth, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. For example, we are currently preparing to implement new company-wide information and accounting systems. The company-wide information system is expected to automate our business processes more fully and will affect most of our functional areas. The new accounting system will assist us to expand our finance function and comply with our public company reporting obligations. Implementation of these systems may require significant upgrades to our existing computer hardware and software systems. We may experience functional and performance problems caused by this implementation, including problems relating to system response time and data integrity. The adoption of new accounting software may result in delays in our closing processes and expose us to internal control weaknesses before we finalize it. In addition, the adoption of these systems could cost more than we expect and could take longer than planned. Our inability to implement or resolve problems with this system in a timely and cost-effective manner could adversely affect our ability to manage our growth with these systems.

If we are unable to manage our growth successfully without compromising our service levels and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, financial condition and results of operations could be harmed.

Competition for qualified personnel is intense in our industry, and we may not be able to recruit and retain necessary personnel.

We rely heavily on the services of our management, as well as our technical, marketing and sales personnel. We believe our future success will also depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees may terminate their employment with us at any time. The competition for qualified personnel is intense in our industry. Certain of our employees work under H-1B visas. United States federal law limits the number of new H-1B visas that can be approved in any fiscal year. In recent years, this limitation has been reached relatively early in the year. In years in which this limit is reached, we may be unable to obtain enough H-1B visas to bring a sufficient number of foreign employees to the United States. We may not be successful in attracting and retaining qualified personnel. If we fail to attract new personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could harm our business, financial condition and results of operations. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit a qualified replacement for the loss of any key employee.

Risk factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as the rules and regulations subsequently implemented by the Securities and Exchange Commission (“SEC”) and the Nasdaq Stock Market LLC, have imposed various requirements on public companies, including requiring independent audit committees, a majority of independent directors, certification of periodic SEC filings and assessments of the effectiveness of our internal controls over financial reporting. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers. In January 2008, Michael J. Sophie, the chairman of our audit committee, without admitting or denying the SEC’s allegations, entered into an offer of settlement in which he consented to the entry of an administrative order by the SEC relating to previous financial disclosures of UTStarcom, Inc., Mr. Sophie’s former employer. See “Management — Executive officers and directors.” The order does not prohibit Mr. Sophie from serving as an officer or director of a public company.

We have identified a material weakness in our internal controls over financial reporting process as it relates to the calculation of earnings per share that, if not properly remediated, may adversely affect our ability to assure timely and accurate financial statement reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Subsequent to filing our Registration Statement on Form S-1 on August 24, 2007, we identified errors in our financial statements, as discussed in “Management’s discussion and analysis of financial conditions and results of operations” and Note 2 of our consolidated financial statements. These errors were primarily related to calculation errors manually performed on spreadsheets. We determined these errors to be material to our financial statements and have corrected the errors through a restatement of our financial statements for the years ended March 31, 2006 and 2007.

The failure of our existing supervisory controls to detect these errors indicates an operating effectiveness deficiency in these supervisory controls, which constitutes a material weakness in our internal controls over financial reporting as of March 31, 2007. Specifically, we did not have effective controls in place to adequately monitor the calculation of earnings per share, including the calculation of weighted shares outstanding.

A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Risk factors

We are in the process of enhancing our controls to remediate the material weakness that include the implementation of additional monitoring controls in the calculation of earnings per share, including the calculation of weighted average shares outstanding. We can make no assurance that the steps we are taking to remediate these errors will be successful or that other errors will not arise in the future. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls over financial reporting are discovered in the future, it may adversely affect our ability to assure timely and accurate financial statement reporting.

If we are unable to implement enhanced systems and internal controls effectively, we may incur increased general and administrative costs, which could reduce our profitability, and investor confidence in us may decrease, which could cause our stock price to decline.

Section 404 of the Sarbanes-Oxley Act requires that we report on the effectiveness of our internal controls over financial reporting and disclosure controls and procedures. In particular, as of March 31, 2009, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting. The SEC and other rulemaking entities have made various changes to the assessment requirements of Section 404 and we may have to change our proposed implementation to address any revised requirements after incurring costs to comply with the current requirements. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses beyond that which was identified in connection with the restatement of our financial statements for the fiscal years ended March 31, 2006 and 2007.

Our adoption of controls and systems and testing of the effectiveness of these measures will require that we incur substantial direct and indirect audit and accounting expenses and expend significant management time on compliance related issues. We currently do not have an internal audit group and we may determine that we should incur the expense to form and staff this function. We may need to hire additional accounting and finance staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies additional material weaknesses in our internal controls over financial reporting, the market price of our stock could decline and we would require additional finance and management resources to correct the weaknesses. If we are unable to do so, we may be subject to enforcement action by the SEC or our common stock may be delisted from the Nasdaq Global Market, either of which could result in a decline of our stock price.

Our international activities are subject to uncertainties that could increase our costs to comply with regulatory requirements in foreign jurisdictions, disrupt our operations and require increased focus from our management.

Our growth strategy involves the expansion of our operations in foreign jurisdictions, including increasing the number of our sales personnel located in France, Japan and South Korea; our sales representatives in Israel, South Korea and Taiwan; and our engineers and support personnel at our office in Armenia. International operations and business expansion plans are subject to numerous risks, including:

➢	economic and political risks, wars, acts of terrorism, political unrest, pandemics, such as a recurrence of the SARS outbreak or avian flu, boycotts, curtailments of trade and other business restrictions;

➢	the difficulty of enforcing contracts and collecting receivables through some foreign legal systems;

➢	unexpected changes in regulatory requirements and other governmental approvals, permits and licenses;

Risk factors

➢	export control regulations;

➢	potentially adverse tax consequences;

➢	fluctuations in currency exchange rates;

➢	potential difficulties in enforcing IP rights in foreign countries; and

➢	the difficulties associated with staffing and managing an organization in various countries.

We expect to continue to expand our business globally. As a result, our success will depend on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

Our international operations could expose us to the risk of fluctuations in currency exchange rates.

In fiscal 2007 and the nine months ended December 31, 2007, we generated all of our revenue in US dollars. However, the cost of sales and operating expenses (net of intercompany items) of our foreign subsidiaries represented 16.1% of our total cost of sales and operating expenses in fiscal 2007 and 16.3% of our total cost of sales and operating expenses in the nine months ended December 31, 2007, and were denominated in various foreign currencies. Our expenses denominated in foreign currencies consist principally of salaries and related personnel expenses. We anticipate that a substantial portion of our expenses will continue to be denominated in various currencies other than the US dollar. If the US dollar weakens relative to these currencies, there may be a negative impact on our profit margins. In the future, to the extent that our revenue is not denominated in US dollars, they may be translated into US dollars at the prevailing exchange rates for the purpose of calculating the payments to us. Therefore, if the US dollar strengthens against these non-US dollar-denominated sales, the dollar-denominated amount of the revenue that we receive may be reduced and subject to fluctuations.

We do not currently engage in any hedging activities to reduce our exposure to currency exchange rate fluctuations. If we begin to do so, we may not succeed in reducing our risk or do so cost effectively.

We may seek to acquire companies or technologies, which could disrupt our ongoing business, divert our management and employees from day-to-day responsibilities and adversely affect our business, financial condition and results of operations.

We may seek to acquire companies or technologies where we believe we can obtain new products or technologies or otherwise enhance our market position or strategic strengths. We have not made any acquisitions to date; therefore our ability as an organization to make and integrate acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business, financial condition and results of operations. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, which may reduce our cash available for operations and other uses, an increase in contingent liabilities or an increase in amortization expense related to identifiable assets acquired, each of which could harm our business, financial condition and results of operations.

Risk factors

Our operations are subject to catastrophes and other events outside of our control that may damage our facilities or those of our major customers on which we depend.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in or near our principal headquarters in Milpitas, California. Milpitas exists on or near a known earthquake fault zone. Should earthquakes or other catastrophes, such as fires, floods, power loss, communications failure or similar events, disable our facilities, we do not have readily available alternative facilities from which we could conduct our business. In addition, if the facilities of our office in Armenia are affected by earthquakes, power shortages, floods, rock slides, terrorism or other events outside of our control, our business, financial condition and results of operations could suffer.

Moreover, three of our largest customers, Broadcom, Texas Instruments and Toshiba, have manufacturing and other operations that are primarily located in California, Texas, France, India, Japan and Taiwan. If any of those regions are affected by earthquakes, tornados, tsunamis, power shortages, floods, monsoons, terrorism or other events outside of our control, our business, financial condition and results of operations could suffer.

We recently moved to new facilities for our headquarters. If we experience significant downtime as we transition to our new facilities, our business, financial condition and results of operations could suffer.

Our corporate headquarters were previously located in Mountain View, California, where we occupied 13,784 square feet under a lease expiring on January 31, 2008. We recently moved to new facilities for our headquarters in Milpitas, California, consisting of 21,846 square feet under a lease expiring on January 31, 2011. Transitioning to our new facilities could result in downtime and unexpected costs that could harm our business, financial condition and results of operations. We expect our facilities costs to double in the Milpitas facility from the Mountain View facility. The increased facilities cost may make it more difficult for us to maintain our profitability, as these facilities costs are fixed.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

➢	our revenue and expenses;

➢	the need to adapt to changing technologies and technical requirements;

➢	the existence of opportunities for expansion; and

➢	access to and availability of sufficient management, technical, marketing and sales personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities could result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. However, we are a party to a Loan and Security Agreement with a bank to which we granted a first priority security interest in all of our assets, which would limit our ability to seek additional financing without the consent of our lender. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

If we fail to maintain a sufficient level of working capital, we may default on our loan obligations. The bank may control some or all of our assets if we default. Furthermore, unless we pay our loan

Risk factors

obligations in full prior to the maturity of the loan in 2010, we will continually be subject to certain limitations regarding some or all of our assets that serve as collateral for our loan obligations. These limitations include, among others, obtaining the consent of the bank before any sale or transfer of assets that is outside the ordinary course of business or above $25,000. Such limitations could adversely affect our attempts to raise capital in the future when needed.

Prior ownership changes, as well as the completion of this offering, may limit our ability to use our net operating loss carryforwards.

As of March 31, 2007, we had federal and state net operating loss carryforwards of $40.6 million and $25.3 million, respectively. Under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that we have experienced one or more ownership changes prior to this offering. In addition, we believe that, as a result of this offering, a further change in our ownership may occur. If so, our ability to use our net operating loss carryforwards in any fiscal year may be limited under these provisions, as a result of which it is possible that some of our losses arising prior to this offering may expire unused.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the estimated initial public offering price.

The trading prices of securities of technology companies have been highly volatile in the past, and we are likely to continue to be highly volatile in the future. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, our common stock has no prior trading history. Although we have applied to have our common stock quoted on the Nasdaq Global Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the assumed initial public offering price. Factors affecting the trading price of our common stock will include:

➢	variations in our operating results;

➢	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

➢	the gain or loss of significant customers;

➢	recruitment or departure of key personnel;

➢	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our company;

➢	market conditions in our industry, the industries of our customers and the economy as a whole; and

➢	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. As a result, you could lose part or all of your investment.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. Any adverse judgment or settlement

Risk factors

of such an action could require us to pay substantial damages. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

We expect the initial public offering price per share to be substantially higher than the book value per share of our common stock outstanding prior to this offering because our earlier investors paid substantially less than the estimated initial public offering price when they purchased shares of our common or preferred stock. As a result, investors purchasing common stock in this offering are expected to experience immediate substantial dilution of $      per share. In addition, as of December 31, 2007, we had issued options, preferred stock, warrants and convertible debt to acquire an aggregate of 2,407,574, 5,444,368, 789,382 and 148,269 shares of our common stock, respectively. The exercise prices of these options and warrants and the conversion price of the convertible debt range from $0.56 per share, which is below the assumed initial public offering price, to $15.04 per share. To the extent outstanding options and warrants are ultimately exercised, investors in this offering will experience further dilution. We have agreed not to issue any shares of our common stock, other than pursuant to options and existing warrants, for 180 days after the date of this offering (or longer if certain events occur) without the consent of UBS Securities LLC; however, we may issue additional shares in public offerings or private placements thereafter that may be dilutive to you.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180 day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly, including below the assumed initial public offering price. The 180 day restricted period described in the preceding sentence will be automatically extended if (1) during the last 15 calendar days plus three business days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or (2) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 15 calendar day plus three business day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Based on the shares outstanding as of December 31, 2007, upon completion of this offering, we will have outstanding           shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, only the           shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. UBS Securities LLC may, in its sole discretion, permit our officers, directors, employees and stockholders who are subject to the 180 day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the 180 day lock-up agreements pertaining to this offering expire, up to an additional           shares will be eligible for sale in the public market, only           of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements. In addition, the           shares subject to outstanding warrants and the           shares that are either subject to outstanding options or reserved for future issuance under the 1997 Stock Incentive Plan (the “1997 Plan”) or the 2007 Stock Incentive Plan (the “2007 Plan”) or the 2003 Non-Employee Director Stock Option Plan (the “2003 Director Plan”) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144

Risk factors

and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Some of our existing stockholders have rights to require us to register with the SEC up to           shares of our common stock that they own. In addition, our existing warrant holders have rights to require us to register with the SEC up to           shares of our common stock that they may acquire upon exercise of their warrants. If we register these shares of common stock, the stockholders can freely sell the shares in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus.

After this offering, we intend to register approximately           shares of our common stock that we may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

Our management and board of directors will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management and board of directors will have broad discretion to use the net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. We might not use the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. We might not be able to achieve a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, interest in our company could decrease, which could cause our stock price or trading volume to decline.

If our executive officers, directors and entities affiliated with them choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Upon completion of this offering, executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ overallotment option. These amounts compare to approximately     % of our outstanding common stock represented by the shares sold in this offering also assuming no exercise of the underwriters’ overallotment option. As a result, these stockholders, acting together, will have the ability to exert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination

Risk factors

that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal and selling stockholders.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, which could depress the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. For more information, see “Description of capital stock—Effect of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware anti-takeover statute.” In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws:

➢	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

➢	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

➢	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election;

➢	require that directors only be removed from office for cause;

➢	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

➢	limit who may call special meetings of stockholders;

➢	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

➢	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

For information regarding these and other provisions, see “Description of capital stock.”

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements in this prospectus, including those made by our management, other than statements of historical fact, are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

➢	our ability to attract customers and develop and maintain customer relationships;

➢	future demand for our SMART Interconnects and our customers’ sales of their products that incorporate our SMART Interconnects;

➢	our expectations regarding our sales cycles, expenses and sources of revenue;

➢	the performance, features and benefits of our SMART Interconnects and our plans for future developments and enhancements;

➢	our competitive position and our expectations regarding key competitive factors;

➢	elements of our marketing, growth and sales strategies;

➢	plans for and timing of expanding our development capacity;

➢	our ability to retain our current key executives and to attract and retain other skilled managerial, engineering and sales and marketing personnel;

➢	the protection of our intellectual property and our continued investment in research and development;

➢	our anticipated cash needs and our estimates regarding our capital expenditures, capital requirements and our needs for additional financing;

➢	use of the proceeds of this offering; and

➢	anticipated trends and challenges in our business and the markets in which we operate.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to,” “project,” “forecast,” “target” or the negative of these terms and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our future results may be materially different from what we expect.

This prospectus also contains statistical data that we obtained from industry publications. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

Use of proceeds

We estimate that the net proceeds to us from the sale of           shares of common stock we are offering will be approximately $      million at an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate the net proceeds to us from this offering will be approximately $      million. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $      per share of common stock, would increase (decrease) our net proceeds from this offering by approximately $      million.

Our principal reasons for this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to public capital markets. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ overallotment option, for working capital and other general corporate purposes including continued investment in research and development, capital expenditure and the cost of operating as a public company. We have not allocated any specific portion of the net proceeds to any particular purpose, and we will have discretion to allocate the proceeds as we determine. We may use a portion of the net proceeds for the acquisition of businesses or technologies that we believe would be complementary to our operations, although we have no agreements or understandings with respect to any acquisitions at this time.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the operation, development and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant.

Capitalization

The following table summarizes our capitalization as of December 31, 2007:

➢	on an actual basis;

➢	on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock and the conversion of preferred stock warrants into common stock warrants; and

➢	on a pro forma as adjusted basis to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, the application of the estimated net proceeds therefrom as described in “Use of proceeds,” the automatic conversion of all outstanding shares of preferred stock into shares of common stock and the conversion of preferred stock warrants into common stock warrants.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	As of December 31, 2007
			Pro forma
	Actual	Pro forma	as adjusted

	(unaudited)
	(in thousands)

Mandatorily redeemable convertible preferred stock warrant liability	$7,032	$—	$

Mandatorily redeemable convertible preferred stock, $0.001 par value, 6,441,937 shares authorized; 5,444,368 shares issued and outstanding actual; no shares authorized, issued or outstanding pro forma	59,999	—

Stockholder’s deficit:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 6,455,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value; 25,000,000 shares authorized, 4,018,034 shares issued and outstanding as of December 31, 2007; 25,000,000 shares authorized, 9,462,402 shares issued and outstanding pro forma and shares issued and outstanding proforma as adjusted	4	9
Additional paid-in-capital	10,193	70,187
Common stock warrants	—	7,032
Accumulated deficit	(68,540)	(68,540)

Total stockholders’ equity (deficit)	(58,343)	8,688

Total capitalization	$8,688	$8,688	$

The above table does not include:

➢	678,122 shares of common stock issuable upon the exercise of warrants, which will be automatically exercised immediately prior to this offering, with a weighted average exercise price of $8.00 per share;

Capitalization

➢	111,260 shares of common stock issuable upon the exercise of warrants, which will become exercisable for common stock after this offering, with a weighted average exercise price of $7.73 per share;

➢	2,407,574 shares of common stock subject to outstanding options with a weighted average exercise price of $4.58 per share;

➢	233,681 shares of common stock reserved for future grant under the 2007 Stock Incentive Plan;

➢	125,000 shares of common stock reserved for issuance under the 2007 Employee Stock Purchase Plan;

➢	34,313 shares of common stock reserved for issuance under the 2003 Non-Employee Director Stock Option Plan; and

➢	148,269 shares of common stock issuable upon conversion of convertible debt.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value per share as of December 31, 2007 was $(58.3) million, or $(14.52) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities and preferred stock, divided by the number of common shares outstanding.

Our pro forma net tangible book value as of December 31, 2007 was $8.7 million, or $0.92 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities and preferred stock, divided by the number of shares of common stock outstanding as of December 31, 2007, after giving effect to the conversion of all of our preferred stock into shares of our common stock, which will occur upon completion of this offering.

After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2007 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis which will occur immediately prior to this offering:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of December 31, 2007	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease), as applicable, our pro forma net tangible book value after this offering by $      per share, and the dilution in pro forma net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full, pro forma as adjusted net tangible book value will increase to $      per share, representing an increase to existing holders of $      per share, and there will be an immediate dilution of $      per share to new investors.

Dilution

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2007, after giving effect to this offering, and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

								Average
	Total shares			Total consideration				price per
	Number	Percent		Amount		Percent		share

Existing stockholders	9,462,402		%		$63,444,191		%	$6.70
New investors

Total		100.0%		$		100.0%		$

A $1.00 increase (decrease) in the assumed public offering price of $   per share would increase (decrease), as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their overallotment option in full, the following will occur:

➢	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of pro forma as adjusted shares of our common stock after this offering; and

➢	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to , or approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 9,462,402 shares outstanding as of December 31, 2007 and excludes, as of that date:

➢	678,122 shares of common stock issuable upon the exercise of warrants, which will be automatically exercised immediately prior to this offering, with a weighted average exercise price of $8.00 per share;

➢	111,260 shares of common stock issuable upon the exercise of warrants for preferred stock, which will become exercisable for common stock after this offering, with a weighted average exercise price of $7.73 per share;

➢	2,407,574 shares of common stock subject to outstanding options with a weighted average exercise price of $4.58 per share;

➢	233,681 shares of common stock reserved for future grant under the 2007 Stock Incentive Plan;

➢	125,000 shares of common stock reserved for issuance under the 2007 Employee Stock Purchase Plan;

➢	34,313 shares of common stock reserved for issuance under the 2003 Non-Employee Director Stock Option Plan; and

➢	148,269 shares of common stock issuable upon conversion of convertible debt.

If all of our outstanding options and warrants as of December 31, 2007 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $      per share, representing an increase to existing holders of $      per share, and there will be an immediate dilution of $      per share to new investors.

Selected consolidated financial data

The following selected consolidated balance sheets data as of March 31, 2006 and 2007 and the selected statement of operations data for fiscal 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheets data as of March 31, 2003, 2004 and 2005 and the selected statements of operations data for fiscal 2003 and 2004 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected consolidated financial data for nine months ended December 31, 2006 and 2007 and as of December 31, 2007 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position and results of operations. Operating results for the nine months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2008.

You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus and the section of this prospectus entitled, “Management’s discussion and analysis of financial condition and results of operations.” The information set forth below is not necessarily indicative of our future results.

Selected consolidated financial data

	Year ended March 31,					Nine months
				2006	2007	ended December 31,
Consolidated statements of operations data:	2003	2004	2005	(as restated*)	(as restated*)	2006	2007

	(in thousands, other than share and per share data)

Revenue:
License	$2,348	$3,124	$5,223	$8,005	$14,913	$10,717	$13,569
Service	1,008	1,845	1,101	1,687	1,341	1,005	991

Total revenue	3,356	4,969	6,324	9,692	16,254	11,722	14,560
Cost of revenue(1)	691	2,214	1,483	1,233	899	709	609

Gross profit	2,665	2,755	4,841	8,459	15,355	11,013	13,951
Operating expenses:
Research and development(1)	5,595	5,179	5,759	4,345	5,358	3,749	4,467
Selling, general and administrative(1)	8,749	6,885	6,634	4,967	8,744	5,949	7,320

Total operating expenses	14,344	12,064	12,393	9,312	14,102	9,698	11,787

Income (loss) from operations	(11,679)	(9,309)	(7,552)	(853)	1,253	1,315	2,164
Other income (expense), net:
Interest income	173	28	23	22	241	133	298
Interest expense	(2)	(15)	(96)	(221)	(81)	(66)	(73)
Amortization of deferred financing costs	—	(40)	(473)	(738)	(327)	(244)	(58)
Amortization of debt discount	—	(4)	(35)	(15)	—	—	—
Gain (loss) on disposal of property and equipment	—	—	—	1	(3)	—	—
Loss on extinguishment of debt	—	—	—	(128)	—	—	—
Gain (loss) on warrant revaluation	—	204	480	(2,591)	(3,498)	(3,194)	3,447

Total other income (expense), net	171	173	(101)	(3,670)	(3,668)	(3,371)	3,614

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(11,508)	(9,136)	(7,653)	(4,523)	(2,415)	(2,056)	5,778
Provision for income taxes	145	86	33	109	316	275	182

Income (loss) before cumulative effect of change in accounting principle	(11,653)	(9,222)	(7,686)	(4,632)	(2,731)	(2,331)	5,596
Cumulative effect of change in accounting principle	—	(76)	—	—	—	—	—

Net income (loss)	(11,653)	(9,298)	(7,686)	(4,632)	(2,731)	(2,331)	5,596
Accretion to mandatorily redeemable convertible preferred stock	(1,590)	(1,146)	(1,351)	(1,549)	(2,158)	(1,620)	(1,221)
Elimination of dividends on mandatorily redeemable convertible preferred stock	—	—	—	9,289	—	—	—
Dividends on mandatorily redeemable convertible preferred stock	(2,075)	(2,212)	(2,634)	(1,848)	—	—	—
Amounts allocated to participating security holders	—	—	—	(4,294)	—	—	(3,734)

Net income (loss) attributable to common stockholders	$(15,318)	$(12,656)	$(11,671)	$(3,034)	$(4,889)	$(3,951)	$641

Net income (loss) per common share, basic	$(10.15)	$(8.34)	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.16

Weighted average shares outstanding, basic	1,509,185	1,517,622	1,547,554	1,632,275	2,472,032	1,985,403	4,000,736
Net income (loss) per common share, diluted	$(10.15)	$(8.34)	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.14

Weighted average shares outstanding, diluted	1,509,185	1,517,622	1,547,554	1,632,275	2,472,032	1,985,403	6,427,950

Selected consolidated financial data

	Year ended March 31,					Nine months
				2006	2007	ended December 31,
Consolidated statements of operations data:	2003	2004	2005	(as restated*)	(as restated*)	2006	2007

	(in thousands, other than share and per share data)

Pro forma net income per common share, basic(2)					$0.10		$0.23

Weighted average shares used in computing pro forma basic net income per common share(2)					7,916,400		9,445,104
Pro forma net income per common share, diluted(2)					$0.07		$0.18

Weighted average shares used in computing pro forma diluted net income per common share(2)					11,779,045		11,872,318

*	As discussed in Note 2 of the accompanying consolidated financial statements, the consolidated statements of operations for fiscal 2006 and fiscal 2007 have been restated.

(1)	Amounts include stock-based compensation as follows:

						Nine months
	Year ended March 31,					ended December 31,
	2003	2004	2005	2006	2007	2006	2007

	(in thousands)

Cost and expenses:
Cost of revenue	$—	$—	$—	$—	$4	$1	$7
Research and development	—	—	1	—	52	31	185
Selling, general and administrative	1,350	530	221	—	344	140	396

(2)	See our financial statements and related notes thereto included elsewhere in this prospectus for the calculation of pro forma net loss per share.

The pro forma consolidated balance sheets data as of December 31, 2007 in the table below gives effect to (i) the conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into shares of our common stock and (ii) the reclassification of the preferred stock warrant liability to stockholders’ equity (deficit) upon the conversion of these warrants to purchase shares of our mandatorily redeemable convertible preferred stock into warrants to purchase shares of our common stock, as if each had occurred at December 31, 2007. The pro forma as adjusted consolidated balance sheets data as of December 31, 2007 also gives effect to our receipt of the estimated net proceeds from this offering, based on the assumed initial public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

						As of December 31, 2007
	As of March 31,							Pro forma
Consolidated balance sheets data:	2003	2004	2005	2006	2007	Actual	Pro forma	as adjusted

	(in thousands)

Cash and cash equivalents	$6,584	$4,845	$511	$8,182	$8,893	$8,009	$8,009
Working capital	2,612	687	(5,176)	(1,671)	(3,978)	2,486	9,518
Total assets	8,822	6,325	1,650	9,914	10,240	14,042	14,042
Total bank loans	—	950	2,911	—	—	—	—
Total financial institution loan	—	—	—	1,000	1,000	1,000	1,000
Mandatorily redeemable convertible preferred stock	41,027	50,878	54,864	56,620	58,778	59,999	—
Total stockholders’ equity (deficit)	(37,723)	(49,837)	(60,943)	(59,337)	(63,440)	(58,343)	8,688

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this prospectus.

OVERVIEW

We are the leading provider of intelligent interconnects that manage the on-chip communications in SoCs. Our SMART Interconnects are incorporated into products spanning a wide spectrum of applications and are particularly suited to markets that have critical time-to-market demands and high production volumes such as mobile phones, consumer electronics, personal computers, automotive electronics and office automation products. Our customers have shipped over 250 million semiconductor devices incorporating our SMART Interconnects.

We commenced operations in September 1996. From inception to 1999, we were primarily involved in developing our technology and engaging with our initial customers. We delivered our first generation SMART Interconnect in 1999. Since 1999, our business has experienced significant revenue growth primarily as a result of our ability to develop and license new SMART Interconnects to leading semiconductor companies and OEMs.

We generate revenue from two primary sources:

➢	licenses, which represent most of our revenue, comprise product license fees for our products and the royalties we receive on semiconductor devices sold by our customers that incorporate our technologies; and

➢	services, all of which are associated with our customers’ use of our products, comprise maintenance, training, support and consulting.

Our SMART Interconnect technologies are incorporated into a set of interconnect products that we license to our customers. All of our SMART Interconnects are licensed to our customers on a per design basis, for which our customers generally pay a product license fee for the rights to design and develop one or more devices. These product license fees are non-refundable and are paid at the time our customer commences the design of their product (“Design Commencement”) or paid in advance of Design Commencement. In addition, our customers typically pay us a royalty based on the net sales price of their semiconductor devices that contain one or more SMART Interconnects.

The amount of product license fee revenue fluctuates from period to period depending on the licensing structure for each customer, our customers’ timing for Design Commencement and the license fee paid per design. The amount of royalties fluctuates from period to period depending on the volume of semiconductor devices shipped by our customers, the average selling price of the semiconductor devices shipped by our customers, and the royalty rate applicable to such semiconductor devices.

In addition to our SMART Interconnects, we offer enabling products to help our customers apply our technologies in the design of their semiconductor devices. These products are licensed on either a per-seat, per-year or per-project basis. Product license fees for these products are non-refundable and are generally paid at or before the time of Design Commencement. None of our enabling products are currently royalty bearing.

Management’s discussion and analysis of financial condition and results of operations

Description of our revenue, cost of revenue and expenses

Revenue

We derive revenue from the license of our SMART Interconnects, other enabling products and related services. Licensing revenue comprises both product license fees, which are generally paid by our customers upon Design Commencement, and royalties, which are generally paid by our customers as they sell semiconductor devices to their customers. Service revenue comprises maintenance, training, support and consulting, all of which are associated with our customers’ use of our products.

Our customers representing greater than 10% of our revenue since fiscal 2005 were:

				Nine months
				ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(% of total)

Broadcom	47%	37%	31%	30%	27%
Texas Instruments	35%	21%	18%	22%	23%
Toshiba	4%	12%	34%	30%	17%

The following presents our total revenue by geographic region:

				Nine months
	Year ended March 31,			ended December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(% of total)

North America	84%	68%	52%	54%	66%
Asia	10	30	47	45%	34%
Rest of world	6	2	1	1%	—

	100%	100%	100%	100%	100%

We derive a significant portion of our revenue from customers headquartered outside of the United States, principally in Asia. Although we anticipate that revenue in Asia will continue to grow in absolute dollars, we do not anticipate that revenue in Asia will continue to grow as a percentage of our overall revenue at the pace reflected in the above table, since we expect any incremental revenue in Asia to be spread over a larger overall revenue base. All of our revenue is denominated in US dollars.

Only a small portion of our current revenue is directly derived from OEMs. These licensing arrangements typically permit the OEM to design semiconductor devices and to have the devices manufactured by a semiconductor company licensed by us.

Cost of revenue

Cost of revenue consists primarily of compensation and related costs, including allocated facilities and telecommunications costs, for personnel directly attributable to the generation of our revenue. Our cost of license revenue is limited to production release and shipping activities. These costs tend to be relatively small in relation to total license revenue, which favorably impacts gross margins. We expect this trend to continue. Cost of service revenue consists primarily of compensation and related costs (including stock-based compensation expense) for personnel directly supporting the delivery of maintenance, support, training and consulting services and the allocated costs for facilities and telecommunications services for these personnel. Due to the variability from period to period of the

Management’s discussion and analysis of financial condition and results of operations time spent by such personnel in support of service delivery, we have in the past experienced and expect to continue to experience quarter-to-quarter fluctuations in the gross margin of our service revenue.

Research and development

Research and development expense consists primarily of compensation and related costs (including stock-based compensation expense) for personnel, costs related to patent applications and examinations, allocated facilities and telecommunications expenses, and depreciation and amortization of computer hardware and software development tools licensed from third parties. Our research and development is conducted at our facilities in Milpitas, California and Yerevan, Armenia. We expense all research and development costs as incurred. We undertake significant product development efforts well in advance of a product’s release and receipt of any license payments from our customers.

We increased research and development personnel from 24 at March 31, 2004 to 48 at December 31, 2007 and expect to continue to increase research and development personnel in the future. We believe that a key element to expanding our research and development capabilities in a cost-effective manner will be to continue to expand our engineering activities in Armenia. We believe that significant research and development expenses will be required for us to remain competitive in the future, and, therefore, we expect research and development costs to continue to increase in absolute dollars, but to decline as a percentage of revenue in the future.

Selling, general and administrative

Selling expense consists primarily of compensation and related costs (including stock-based compensation expense) for sales and marketing personnel, commissions paid to independent sales representatives, marketing programs, public relations, promotional materials, travel and trade show expenses. We generally incur significant marketing and selling expenses prior to generating license payments and establishing a royalty stream from each licensee. The length of time it takes to establish a new licensing relationship can range from nine to 18 months, or longer. As a result, we may incur significant expenses in any particular period before the associated revenue, if any, is recognized. In addition to our own sales force, we work with indirect sales representatives in the United States, Taiwan, South Korea and Israel. Our operating profit margin on sales facilitated by these sales representatives is typically lower than on wholly direct sales due to the payment of additional sales commissions to the representatives. We expect selling expenses to continue to increase in absolute dollars, as a result of anticipated increases in revenue. However, we expect selling expenses to decline as a percentage of revenue in the future, since we expect our increased selling expenses to be spread over a larger revenue base.

General and administrative expense consists primarily of compensation and related costs (including stock-based compensation expense) for general management, professional services, finance and accounting personnel, information technology, and allocated facilities and telecommunications expenses. We do not allocate our general and administrative expenses to other expense line items, except for facilities and telecommunications expenses which are allocated based on headcount. We anticipate that our general and administrative expense will increase as we hire additional personnel and incur the additional costs of being a public company.

Other income (expense), net

Other income (expense), net includes interest income on cash and cash equivalents, cash-based interest expense on our outstanding debt, amortization of our deferred financing costs and debt discount, loss on extinguishment of debt, and gain (loss) on warrant revaluation.

With respect to the gain (loss) on warrant revaluation, beginning in July 2003, other income (expense), net, included the adjustment we made to record our preferred stock warrants at fair value in accordance with Financial Accounting Standard Board (“FASB”) Statement No. 150, “Accounting for Certain

Management’s discussion and analysis of financial condition and results of operations

Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). We adopted SFAS 150 and accounted for the related cumulative effect of the change in accounting principle on July 1, 2003. Upon completion of this offering, we will cease to record any further gain (loss) on warrant revaluation due to the conversion of these warrants into warrants to purchase common stock.

Income taxes

At March 31, 2007, we had net operating loss carryforwards for federal and state purposes of $40.6 million and $25.3 million, respectively, available to offset taxable income in future years. In addition, we had qualified research credits for federal and state purposes of $1.0 million and $1.7 million, respectively, at March 31, 2007. The federal net operating loss carryforwards will expire, if not utilized, beginning in 2018. The state net operating loss carryforwards will expire, if not utilized, at varying dates depending on the laws of each state. The research credit will begin to expire, if not utilized, beginning 2022. Federal and state tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined in the Code. Similarly, tax laws can limit the utilization of research credits in the event of an ownership change. We believe that, as a result of this offering, a change in our ownership may occur. If so, our ability to use our net operating loss carryforwards in any fiscal year may be limited under these provisions, as a result of which it is possible that some of our losses arising prior to this offering may expire unused.

Our effective income tax rate will be subject to many variables, including the absolute amount and future geographic distribution of our pre-tax income. As a result of any of these factors, our future effective income tax rate is likely to fluctuate significantly over the next few years.

Stock-based compensation

Effective April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS 123R”), revising SFAS No. 123, for employee and director stock options. We adopted SFAS 123R using the prospective transition method. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased or cancelled after April 1, 2006. Accordingly, for fiscal 2007, stock-based compensation expense included compensation costs related to estimated fair values of awards granted after the date of adoption of SFAS 123R and compensation costs related to unvested awards at the date of adoption based on the intrinsic values as previously recorded under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Prior to adoption of SFAS 123R, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25, but as options were generally granted at the fair value of the common stock on the date of grant, we recorded no stock compensation.

We account for stock-based compensation to persons other than employees and directors in accordance with SFAS 123R and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Investments with Variable Terms that are Issued for Consideration Other Than Employee Services Under SFAS 123” (“EITF 96-18”), using the variable accounting model and remeasure these options each accounting period.

A summary of our stock-based compensation expense for fiscal 2005 to fiscal 2007 and for the nine months ended December 31, 2006 and 2007 is included in footnote 1 in the section titled, “Selected consolidated financial data.” Also, the section titled “— Critical accounting policies” contains a complete description of our accounting policies regarding stock-based compensation.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year ended March 31,			Nine months ended December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in percentages)

Revenue:
License	82.6%	82.6%	91.7%	91.4%	93.2%
Service	17.4	17.4	8.3	8.6	6.8

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
License	1.5	0.8	0.5	0.5	0.4
Service	22.0	11.9	5.0	5.5	3.7

Total cost of revenue	23.5	12.7	5.5	6.0	4.1

Gross profit	76.5	87.3	94.5	94.0	95.9
Operating expenses:
Research and development	91.1	44.8	33.0	32.0	30.7
Selling, general and administrative	104.8	51.2	53.8	50.8	50.3

Total operating expenses	195.9	96.0	86.8	82.8	81.0

Income (loss) from operations	(119.4)	(8.8)	7.7	11.2	14.9
Other income (expense), net	(1.6)	(37.9)	(22.6)	(28.8)	24.8

Income (loss) before income taxes	(121.0)	(46.7)	(14.9)	(17.6)	39.7
Provision for income taxes	0.5	1.1	1.9	2.3	1.3

Net income (loss)	(121.5)%	(47.8)%	(16.8)%	(19.9)%	38.4%

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 2006 AND 2007

Revenue

Revenue was $11.7 million and $14.6 million for the nine months ended December 31, 2006 and 2007, respectively. The $2.9 million, or 24.8%, increase was the result of a $2.9 million increase in license revenue and a $14,000 decrease in service revenue.

License revenue
The $2.9 million, or 26.6%, increase in license revenue from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 was attributable to a $4.0 million increase in product license revenue and a $1.1 million decrease in royalties. The increase in product license revenue was primarily due to two large license arrangements executed in the nine months ended December 31, 2007. The decrease in royalties was due largely to a decrease in the royalty rate for three customers who achieved cumulative volume milestones during the nine months ended December 31, 2007, offset in part by an increase in overall unit volume of royalty-bearing devices shipped by our customers during the same period.

Service revenue
The $14,000, or 1.4%, decrease in service revenue from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 was a result of a decrease in dedicated on-site support and a

Management’s discussion and analysis of financial condition and results of operations decrease in maintenance renewals for matured technologies, offset in part by an increase in the number of customers purchasing or renewing maintenance.

Cost of revenue

Cost of revenue was $709,000 and $609,000 for the nine months ended December 31, 2006 and 2007, respectively. The $100,000, or 14.1%, decrease was primarily the result of a decrease of the portion of time spent by our support personnel delivering services to our customers.

Research and development

Research and development expenses were $3.7 million and $4.5 million for the nine months ended December 31, 2006 and 2007, respectively. The $718,000, or 19.2%, increase was primarily due to increases in engineering headcount, resulting in a $635,000 increase in payroll expenses, which included a $159,000 increase in stock-based compensation expense pursuant to SFAS 123R, and a related $38,000 increase in facilities-related expenses.

Selling, general and administrative

Selling, general and administrative expenses were $5.9 million and $7.3 million for the nine months ended December 31, 2006 and 2007, respectively. The $1.4 million, or 23.0%, increase was primarily due to an increase of $1.4 million in our selling, general and administrative payroll expense and a $74,000 increase in travel and entertainment costs due to our increased staffing in our non-US sales offices, partially offset by a net decrease of $166,000 in our professional fees. The $1.4 million increase in our selling, general and administrative payroll expense was primarily due to a $430,000 increase in our commissions expense related to increases in commissionable product license revenue in the nine months ended December 31, 2007, a $410,000 increase in our salaries expense due to the full-period effect of the increase in our general and administrative headcount, a $291,000 increase in stock-based compensation expense pursuant to SFAS 123R, and a $113,000 increase in our bonus expense. The decrease in professional fees from the nine months ended December 31, 2006 to the nine months ended December 31, 2007 was primarily caused by a decrease in our legal fees during the nine months ended December 31, 2007, partially offset by an increase in the first nine months of fiscal 2008 of professional fees associated with our preparation to become a public company.

Other income (expense), net

Other income (expense), net was an expense of $3.4 million and income of $3.6 million for the nine months ended December 31, 2006 and 2007, respectively. The $7.0 million increase was due primarily to a shift from a loss on warrant revaluation of $3.2 million for the nine months ended December 31, 2006 to a gain on warrant revaluation of $3.4 million for the nine months ended December 31, 2007, resulting in a net change of $6.6 million. We account for freestanding warrants in accordance with SFAS 150, which requires re-measurement of the freestanding warrants at each balance sheet date. Any change in fair value is recognized as a component of other income (expense), net. We determined the fair value of these warrants based on valuations from Financial Services Consulting Group, LLC (“FSCG”), whether contemporaneous or retrospective, and other factors, including operating and financial performance, progress and milestones attained in our business, and past sales of convertible preferred stock. See “Critical Accounting Policies and Estimates — Freestanding preferred stock warrants.” The loss on warrant revaluation for the nine months ended December 31, 2006 was the result of an increase in the estimated fair value of the warrants due to an increase in the estimated fair value of the underlying preferred stock as of December 31, 2006. The gain on warrant revaluation for the nine months ended December 31, 2007 was the result of a decrease in the estimated fair value of the warrants due to a decrease in the estimated fair value of the underlying preferred stock as of December 31, 2007. The remaining $344,000 increase in other income (expense), net was due to a $165,000 increase in interest income resulting from increases in money market interest rates and cash

Management’s discussion and analysis of financial condition and results of operations available for investment and a $179,000 decrease in interest expense resulting from the maturity of a $3.0 million revolving line of credit.

Income taxes

Provisions for income taxes of $275,000 and $182,000 were recorded for the nine months ended December 31, 2006 and 2007, respectively, representing taxes on foreign operations and foreign tax withholdings exclusively. We provided a full valuation allowance against our deferred tax assets for all periods presented. The $778,000 decrease in deferred tax assets from March 31, 2007 to December 31, 2007 was largely due to the utilization of net operating loss carryforwards. Accordingly, our valuation allowance decreased by $778,000 in the nine months ended December 31, 2007.

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

Revenue

Revenue was $6.3 million, $9.7 million and $16.3 million for fiscal 2005, 2006 and 2007, respectively. The $3.4 million, or 54.0%, increase from fiscal 2005 to fiscal 2006 was the result of a $2.8 million increase in license revenue and a $600,000 increase in service revenue. The $6.6 million, or 67.7%, increase from fiscal 2006 from fiscal 2007 was the result of a $6.9 million increase in license revenue, offset in part by a $300,000 decrease in service revenue.

License revenue
The $2.8 million, or 53.3%, increase in license revenue from fiscal 2005 to fiscal 2006 was attributable to a $1.4 million increase in product license revenue due to an increase in the number of customer designs for which we recorded revenue and a $1.4 million increase in royalty revenue due to an increase in the unit volume of royalty-bearing devices shipped by our customers. The increase in designs was primarily attributable to an increase in the number of licensees, resulting largely from the introduction in late fiscal 2005 of our SonicsMX product. The increase in royalty volume was the result of increases in shipments of devices utilizing our SiliconBackplane product, an increase in the number of licensees paying royalties, and the first volumes of devices shipped utilizing our SonicsMX product.

The $6.9 million, or 86.3%, increase in license revenue from fiscal 2006 to fiscal 2007 was attributable to a $6.6 million increase in royalty revenue due to an increase in the number of royalty-bearing devices shipped by our customers and to a $276,000 increase in product license revenue. The increase in royalty volumes was the result of increases in shipments of devices utilizing our SiliconBackplane product, an increase in the number of licensees paying royalties, and the continued ramp up in volumes utilizing our SonicsMX product. Due to an increase in the mix of customer designs utilizing our SonicsMX product, on which we are generally able to secure greater revenue per design, our license revenue increased despite a decrease in the absolute number of Design Commencements and despite a one-time block license of SonicsMX in fiscal 2006, which did not recur in fiscal 2007. We also licensed our first SonicsLX product in the fourth quarter of fiscal 2007.

Service revenue
The $586,000, or 53.3%, increase in service revenue from fiscal 2005 to fiscal 2006 was a result of an increase in consulting service revenue, and an increase in dedicated on-site support.

The $346,000, or 20.5%, decrease in service revenue from fiscal 2006 to fiscal 2007 was primarily a result of a decrease in fixed-fee contracts for consulting services.

Cost of revenue

Cost of revenue was $1.5 million, $1.2 million and $899,000 for fiscal 2005, 2006 and 2007, respectively.

Management’s discussion and analysis of financial condition and results of operations

The $250,000, or 16.9%, decrease from fiscal 2005 to fiscal 2006 was primarily the result of a decrease of the portion of time spent by our support personnel delivering service to our customers.

The $334,000, or 27.1%, decrease from fiscal 2006 to fiscal 2007 was primarily the result of a decrease of the portion of time spent by our support personnel delivering service to our customers.

Research and development

Research and development expenses were $5.7 million, $4.3 million and $5.4 million for fiscal 2005, 2006 and 2007, respectively. The $1.4 million, or 24.6%, decrease from fiscal 2005 to fiscal 2006 was primarily due to the full-year benefit in fiscal 2006 of the cost control measures we undertook in the last quarter of fiscal 2005 following the completion of our SonicsMX product.

The $1.1 million, or 23.3%, increase from fiscal 2006 to fiscal 2007 was primarily due to increases in engineering headcount from 35 at March 31, 2006 to 49 at March 31, 2007. A substantial portion of this growth occurred in our Armenia development center.

Selling, general and administrative

Selling, general and administrative expenses were $6.6 million, $5.0 million and $8.7 million for fiscal 2005, 2006 and 2007, respectively.

The $1.6 million, or 25.1%, decrease from fiscal 2005 to fiscal 2006 was primarily due to a decrease in our selling, general and administrative headcount, which resulted in a $680,000 decrease in payroll expense and a $221,000 decrease in stock-based compensation. Other changes included a $114,000 decrease in legal, accounting and other professional fees, a $152,000 reduction in bad debt expense associated with the reversal of a previously written off bad debt, a $108,000 decrease in facilities costs due to a relocation of our headquarters to a smaller facility, and a $93,000 decrease in expenses associated with marketing programs.

The $3.8 million, or 76.1%, increase from fiscal 2006 to fiscal 2007 was primarily due to an increase of $1.3 million in our selling, general and administrative payroll expense resulting from an increase in our selling, general and administrative headcount, which included $257,000 of stock-based compensation expense pursuant to SFAS 123R, and a $1.9 million increase in our legal, accounting and other professional fees. The increase in general and administrative headcount and the increase in professional fees were primarily associated with our preparation to become a public company. In addition, we increased staffing in our non-US sales offices and increased the capabilities of our marketing department, which also led to a $183,000 increase in travel and entertainment costs and a $101,000 increase in marketing programs expenses. Other changes included a $88,000 increase in stock-based compensation for consultants and a $107,000 increase in facilities costs due to an increase in the size of certain sales offices.

Other income (expense), net

Other income (expense), net was $(101,000), $(3.7) million and $(3.7) million for fiscal 2005, 2006 and 2007, respectively.

The $3.6 million increase in other income (expense) from fiscal 2005 to fiscal 2006 was due to a $3.1 million increase in loss on warrant revaluation, a $265,000 increase in amortization of deferred financing costs, a $128,000 loss on extinguishment of debt and a $125,000 increase in cash-based interest expense. We account for freestanding warrants in accordance with SFAS 150 which requires re-measurement of the freestanding warrants at each balance sheet date. Any change in fair value is recognized as a component of other income (expense), net. We determined the fair value of these warrants based on valuations from FSCG, whether contemporaneous or retrospective, and other factors, including operating and financial performance, progress and milestones attained in our business, and past sales of convertible preferred stock. See “Critical Accounting Policies and Estimates — Freestanding

Management’s discussion and analysis of financial condition and results of operations preferred stock warrants.” The increase in loss on warrant revaluation from fiscal 2005 to fiscal 2006 was the result of an increase in the estimated fair value of the warrants due to an increase in the estimated fair value of the underlying preferred stock in fiscal 2006.

The $2,000 decrease in expense from fiscal 2006 to fiscal 2007 was due to the offsetting nature of the changes in the components of other income (expense). The changes include a $907,000 increase in loss on warrant revaluation, a $427,000 decrease in non-cash interest charges associated with the amortization of deferred financing costs and debt discount, a $219,000 increase in interest income and a $128,000 decrease in loss of extinguishment of debt. The increase in loss on warrant revaluation from fiscal 2006 to fiscal 2007 was the result of an increase in the estimated fair value of the warrants due to an increase in the estimated fair value of the underlying preferred stock in fiscal 2007.

Income taxes

Provisions for income taxes of $33,000, $109,000 and $316,000 were recorded for fiscal 2005, 2006 and 2007, respectively, representing taxes on foreign operations and foreign tax withholdings. As of March 31, 2007 we had net deferred tax assets of $18.2 million, comprising primarily net operating loss carryforwards for federal and state income taxes of $15.2 million and research and other credits of $2.1 million.

We provided a full valuation allowance against our deferred tax assets for all periods presented. The valuation allowance increased by $872,000 in fiscal 2006 due to the generation of current year net operating losses and research and development credits. The $90,000 decrease in valuation allowance in fiscal 2007 was due to the use of federal and state net operating loss carryforwards and the expiration of certain state operating losses.

Management’s discussion and analysis of financial condition and results of operations

Quarterly results of operations

The following table sets forth our selected unaudited quarterly consolidated statements of operations data for each of our last seven fiscal quarters. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our results for these quarterly periods are not necessarily indicative of the operating results for a full year or any future period.

	Three months ended
	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,
	2006	2006	2006	2007	2007	2007	2007

	(unaudited)
	(in thousands)

Revenue:
License	$3,825	$3,956	$2,936	$4,196	$4,005	$4,275	$5,289
Service	358	337	310	336	277	267	447

Total revenue	4,183	4,293	3,246	4,532	4,282	4,542	5,736

Cost of revenue:
License	20	21	21	20	20	21	24
Service	221	221	205	170	157	235	152

Total cost of revenue	241	242	226	190	177	256	176

Gross profit	3,942	4,051	3,020	4,342	4,105	4,286	5,560

Operating expense:
Research and development	1,179	1,303	1,267	1,609	1,506	1,396	1,565
Selling, general and administrative	1,368	1,826	2,755	2,795	2,279	2,679	2,362

Total operating expense	2,547	3,129	4,022	4,404	3,785	4,075	3,927

Income (loss) from operations	1,395	922	(1,002)	(62)	320	211	1,633
Other income (expense), net	(2,272)	(1,180)	81	(297)	2,503	1,102	9

Income (loss) before provision for income taxes	(877)	(258)	(921)	(359)	2,823	1,313	1,642

Provision for income taxes	30	64	181	41	22	144	16

Net income (loss)	$(907)	$(322)	$(1,102)	$(400)	$2,801	$1,169	$1,626

Our net revenues have fluctuated in the past seven quarters primarily due to the lengthy sales cycles for our licenses and the timing of royalty revenue based on our customers’ sales of products incorporating our technologies. For example, a material transaction that we expected to complete in the third quarter of fiscal 2007 was not consummated, and our license revenue for that quarter was therefore lower than the previous or subsequent quarters. Our gross margins have experienced quarterly fluctuations due to the variability of time spent by personnel from quarter to quarter directly supporting the delivery of maintenance, support, training and consulting services.

Management’s discussion and analysis of financial condition and results of operations

Our operating expenses generally increased sequentially during the four quarters in fiscal 2007 as we increased headcount company-wide and increased legal, accounting and other professional fees. The increased company-wide headcount and the increased legal, accounting and other professional fees were to support our research and development effort and in preparation of becoming a public company. Operating expenses decreased sequentially from the quarter ended March 31, 2007 to June 30, 2007, primarily due to a decrease in our legal, accounting and other professional fees.

Our other income (expense), net fluctuated in the past seven quarters primarily due to the gain (loss) on warrant revaluation as a result of our adopting SFAS 150, in which we adjusted our preferred stock warrants to their fair value at each period end.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of investors or analysts.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007 and December 31, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $8.9 million and $8.0 million, respectively, and accounts receivable of $473,000 and $2.8 million, respectively.

Historically, our primary sources of cash have been proceeds from the issuance of mandatorily redeemable convertible preferred stock, convertible promissory notes, borrowings under bank loans and credit facilities and revenue.

From our inception to December 31, 2007, we had cumulatively issued mandatorily redeemable convertible preferred stock for aggregate net proceeds of $62.5 million, issued cumulative convertible promissory notes of $8.0 million, and incurred $4.6 million in cumulative aggregate borrowings from bank loans and credit facilities. The proceeds of these financing activities have been used to fund our losses from operations and capital expenditures. We do not anticipate that we will seek borrowings to fund our operating activities in the near term, although we may seek to have such a facility available.

Historically, our principal uses of cash have consisted of operating expenses, repayments of borrowings and purchases of property and equipment primarily to support the development of new products. As of December 31, 2007, we had made $3.7 million in principal payments on bank loans and credit facilities and had purchased $3.0 million in property and equipment.

Although we have operations outside of the United States, our sales contracts are denominated in US dollars and thus the increase in our revenue derived from international customers has not affected our cash flows from operations. As we fund our international operations, our cash and cash equivalents could be affected by changes in currency exchange rates. Approximately $2.4 million, or 16.1%, of our total operating expenses (inclusive of cost of revenue and net of intercompany items) in fiscal 2007 were determined in currencies other than the US dollar. To date, the effect of fluctuations in currency exchange rates on our cash and cash equivalents has been immaterial. We do not currently hedge against currency exchange rate fluctuations.

Cash flows from operating activities

Our cash flows from operating activities are significantly influenced by our cash investments to support the growth of our business in areas such as research and development, sales, marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in accounts receivable, vendor accounts payable and other current assets and liabilities.

Net cash generated by operating activities was $387,000 for the nine months ended December 31, 2007, and primarily consisted of our net income of $5.6 million, a $724,000 increase in accounts

Management’s discussion and analysis of financial condition and results of operations payable, offset in part by a $2.3 million increase in accounts receivable, a $1.5 million decrease in accrued liabilities, an $869,000 increase in deferred revenue, and offset partially by non-cash items including $3.4 million gain associated with the warrant revaluation and $588,000 of stock-based compensation expense.

Net cash provided by (used in) operating activities was $(6.2) million, $(1.4) million and $483,000 in fiscal 2005, 2006 and 2007, respectively.

Net cash used in operating activities in fiscal 2005 primarily consisted of our net loss of $7.7 million and a $480,000 non-cash gain from revaluation of preferred stock warrants, offset in part by other non-cash items, including a $888,000 decrease in our net operating assets and liabilities, depreciation expense of $277,000, amortization of deferred financing costs and debt discount of $508,000, amortization of deferred stock-based compensation of $186,000 and an increase of $50,000 in the provision for doubtful accounts. The decrease in net operating assets and liabilities was primarily due to a $487,000 increase in deferred revenue and a $278,000 increase in accrued liabilities.

Net cash used in operating activities in fiscal 2006 primarily consisted of our net loss of $4.6 million and the use of $312,000 related to a net increase in our operating assets and liabilities, reduced by non-cash items for revaluation of preferred stock warrant to fair value of $2.6 million, amortization of deferred financing costs and debt discount of $754,000 and depreciation expense of $173,000. The increase in net operating assets and liabilities was primarily due to an increase in accounts receivable of $552,000 and an increase in deferred revenue of $333,000.

Net cash generated by operating activities in fiscal 2007 primarily consisted of our net loss of $2.7 million and a use of $1.1 million related to a net increase in our operating assets and liabilities, reduced by non-cash expenses for revaluation of preferred stock warrants to fair value of $3.5 million, aggregate stock-based compensation of $400,000, amortization of deferred financing costs and debt discount of $326,000 and depreciation expense of $131,000. The increase in net operating assets and liabilities was primarily due to a $2.0 million decrease in deferred revenue offset by a $988,000 increase in accrued liability.

Cash flows used in investing activities

Cash flows used in investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities was $506,000 in the nine months ended December 31, 2007, mostly relating to capital expenditures, which were primarily leasehold improvements for our new corporate headquarters and purchases of computers and networking equipment.

Net cash used in investing activities was $188,000 in fiscal 2005, solely relating to capital expenditures, which were primarily purchases of computers and networking equipment.

Net cash used in investing activities for fiscal 2006 was insignificant.

Net cash used in investing activities was $168,000 in fiscal 2007, solely relating to capital expenditures, which were primarily purchases of computers and networking equipment.

Cash flows provided by financing activities

Net cash used in financing activities for the nine months ended December 31, 2007 was $785,000, primarily related to the payment of offering-related costs.

Net cash provided by financing activities was $2.1 million for fiscal 2005, comprised of $1.9 million in proceeds from a loan agreement and $151,000 of proceeds from the issuance of common stock and warrants.

Net cash provided by financing activities was $9.1 million for fiscal 2006, comprised of $11.1 million in proceeds from the sale of convertible preferred stock, net of issuance costs, $1.6 million in proceeds from a long-term debt obligation, net of issuance costs, and repayment of $3.7 million principal amount of borrowings.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by financing activities was $377,000 for fiscal 2007, primarily comprised of $386,000 in proceeds from the issuance of common stock from the exercise of stock options.

Future liquidity requirements

We believe that our $8.0 million of cash and cash equivalents at December 31, 2007 and any cash flow from our operations will be sufficient to fund our projected operating requirements for at least 12 months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2007 and December 31, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

CONTRACTUAL OBLIGATIONS

The following table describes our commitments to settle outstanding contractual obligations as of December 31, 2007:

	Payments due by period
	Less than	1 to 3	3 to 5	More than
	1 year	years	years	5 years	Total

	(in thousands)

Operating and capital leases	$385	$785	$—	$—	$1,170
Debt	—	1,000	—	—	1,000

Total	$385	$1,785	$—	$—	$2,170

We expect to fund these obligations from our ongoing operations and the proceeds of this offering.

We moved into our new headquarters in January 2008, for which our rent expense is substantially higher than our old facility, and the obligations for these facilities are reflected above.

RESTATEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Subsequent to filing our Registration Statement on Form S-1 on August 24, 2007, we identified errors in our financial statements, as discussed in Note 2 of our consolidated financial statements. These errors were primarily related to calculation errors manually performed on spreadsheets. We determined these errors to be material to our financial statements and have corrected the errors through a restatement of our financial statements for the years ended March 31, 2006 and 2007. There is no effect on the accompanying “Management’s discussion and analysis of financial conditions and results of operations.”

The failure of our existing supervisory controls to detect these errors indicates an operating effectiveness deficiency in these supervisory controls, which constitutes a material weakness in our internal controls over financial reporting as of March 31, 2007. Specifically, we did not have effective controls in place to adequately monitor the calculation of earnings per share, including the calculation of weighted shares outstanding.

Management’s discussion and analysis of financial condition and results of operations

A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the process of enhancing our controls to remediate the material weakness that include the implementation of additional monitoring controls in the calculation of earnings per share, including the calculation of weighted average shares outstanding. We can make no assurance that the steps we are taking to remediate these errors will be successful or that other errors will not arise in the future. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls over financial reporting are discovered in the future, it may adversely affect our ability to assure timely and accurate financial statement reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires that we make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We periodically evaluate our estimates, including those related to bad debts, investments, intangible assets, income taxes and contingencies. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following as critical accounting policies to us:

➢	revenue recognition;

➢	valuation of accounts receivable;

➢	accounting for stock options;

➢	accounting for income taxes;

➢	accretion of preferred stock redemption value; and

➢	freestanding preferred stock warrants.

Revenue recognition

We derive our revenue from product licenses, which we refer to for purposes of revenue recognition as software licenses and services. We apply the provisions of AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Software Revenue Recognition, with Respect to Certain Transactions.” SOP 97-2 generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, consulting, training, installation and post-contract customer support.

We recognize revenue from the sale of product licenses and services when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, as applicable, the fee is fixed or determinable and collection of the resulting receivable is probable. We evaluate each as follows:

➢	Persuasive evidence of an arrangement exists: An arrangement is evidenced by a written contract, which is signed by both the customer and us.

➢	Product has been delivered or services have been rendered: Delivery to customers is considered to have occurred when the customer is electronically given access to the fully functional licensed programs. Services are considered to have been rendered when the applicable services have been provided.

➢	Fixed or determinable fee: We consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment term of the arrangement is within our customary practice. If

Management’s discussion and analysis of financial condition and results of operations the arrangement fee is not fixed or determinable, we recognize the revenue as amounts become due and payable. Our arrangements do not include any rights of return or price protection rights.

➢	Collection of the resulting receivable is probable: We assess collection based on a number of factors, including past transactions and the creditworthiness of the customer. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection. We do not request collateral from our customers.

Royalty payments are primarily based upon the net sales price of our customers’ semiconductor devices. Our customers report and pay royalties on a quarterly basis. As there is no reliable basis on which to estimate our royalty revenue prior to obtaining these reports from our customers, we recognize royalty revenue when we receive royalty reports from our customers. We receive these reports the quarter after the semiconductor devices that incorporate our technologies have been shipped by our customers.

For arrangements that include multiple elements, we recognize revenues attributable to delivered or completed elements when such elements are completed or delivered. The amount of such revenues is determined by applying the residual method of accounting by deducting the aggregate fair value of the undelivered or uncompleted elements from the entire license fee. We determine the fair value for each element based on vendor-specific objective evidence (“VSOE”). We believe we have established VSOE of fair value for our maintenance, training and support elements, but do not believe we have VSOE of fair value for product licenses as we do not sell them separately. Amounts allocated to the undelivered elements are recorded as deferred revenue and are recognized over the contractual term or upon delivery of service. If VSOE of fair value of one or more undelivered or uncompleted elements does not exist, then all revenue for the arrangement is deferred until the elements without VSOE of fair value are delivered or completed.

Our license agreements typically contain volume pricing incentives for single products within one specific product family that either encourage payment for multiple design rights upfront and before all designs have actually commenced or provide for a declining fee at the time of each Design Commencement. In arrangements where customers pay for multiple design rights upfront, maintenance, training and support, all of which have VSOE of fair value, are typically included in the upfront fee. Therefore, we typically recognize the product license revenue upon delivery of our product using the residual value method. In arrangements where customers receive a contractual right to declining license fees for future optional Design Commencements, maintenance, training and support are typically included in the initial fee and therefore we recognize product license revenue upon delivery of our product using the residual value method. Revenue for additional optional Design Commencements is recognized when customers commence the additional optional designs, based on the price per design stated in the contract.

We derive services revenue primarily from maintenance, training, support and consulting. In some instances, we provide maintenance, training and support to our customers bundled under the terms of the applicable license agreement. In these instances, a portion of the license fee is deferred until the related services have been provided. The amount of revenue deferred is based on the VSOE of fair value for the service. Maintenance revenue is recognized ratably over the contractual term of the maintenance period, which is generally 12 months. Amounts allocated to training services are generally billed as the services are provided and the resulting revenue is recognized as the services are performed. Revenue from support services and training, whether provided under the terms of a license agreement or sold separately, is recognized when the services are provided.

Valuation of accounts receivable

We perform periodic credit evaluations of our customers and adjust customers’ credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of its then-current credit information. We monitor collections and payments from our customers and maintain an

Management’s discussion and analysis of financial condition and results of operations allowance for estimated credit losses based upon our historical experience and any specific customer collection risks that we have identified. While such credit losses have historically been within our expectations and the allowance we have established, we cannot be certain that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the quality of our accounts receivables and our future operating results.

Accounting for stock options

In December 2004, FASB issued SFAS 123R, revising SFAS No. 123. The revision supersedes APB 25 and its related implementation guidance. SFAS 123R eliminates the alternative use of the intrinsic value method permitted under APB 25 and requires companies to measure the cost of equity-based awards granted to employees based on the grant-date fair value of the award. SFAS 123R also provides that the costs should be recognized over the period during which the employees’ services are rendered (generally the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite services. SFAS 123R was effective for us beginning April 1, 2006.

We adopted SFAS 123R using the prospective transition method. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased or cancelled after April 1, 2006. For fiscal 2007 and the nine months ended December 31, 2007, we recognized, in accordance with APB 25, no stock-based compensation expense pertaining to options granted prior to fiscal 2007, as all of these options were granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

For options accounted for in accordance with SFAS 123R, we use the straight-line method for expense allocation. For options granted prior to April 1, 2006, we use the multiple grant approach for expense allocation, which results in substantially higher amounts of amortization in earlier years as opposed to the straight-line method, which results in equal amortization over the vesting period of the options.

Upon adoption of SFAS 123R, we were required to estimate the number of outstanding options that are not expected to vest. In subsequent periods, if actual forfeitures differ from these estimates, we will revise our estimates. No compensation cost is recognized for options that do not vest. Under the multiple grant approach, forfeitures of unvested options resulting from employee terminations result in the reversal of previously recognized expenses during the period in which the termination occurred. Stock compensation from vested options, whether forfeited or not, is not reversed.

As a result of adopting SFAS 123R, our net income for fiscal 2007 was reduced by approximately $304,000 and both basic and diluted net income per share were reduced by less than $0.09.

We estimated the fair value of options granted after March 31, 2006 using the Black-Scholes option valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the weighted average period of time that the options granted are expected to be outstanding, the volatility of our common stock, the risk-free interest rate and the estimated rate of forfeitures of unvested stock options. If actual results differ from our estimates, we will record the difference as a cumulative adjustment in the period we revise our estimates. Since our stock has not been publicly traded in the past, we estimate our stock’s volatility based on an average of the historical volatilities of the common stock of several entities with characteristics similar to us. The risk-free rate is based on United States Treasury securities. We estimate expected forfeitures based on our historical experience.

We account for stock-based compensation awards issued to our employees and non-employee directors prior to our adoption of SFAS 123R on April 1, 2006 using the intrinsic value measurement provisions of APB 25. Accordingly, we have recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date.

Management’s discussion and analysis of financial condition and results of operations

We account for stock options or warrants granted to non-employees, excluding non-employee directors, under SFAS 123R and EITF 96-18. We record the expense of such services based upon the estimated fair value of the equity instrument using the Black-Scholes pricing model. Assumptions used to value the equity instruments are consistent with equity instruments issued to employees and non-employee directors, except we incorporate a contractual term assumption for valuing non-employee stock option grants. We charge the value of the equity instrument to earnings over the term of the service agreement. Expenses recorded for stock options granted to non-employees for fiscal 2005, 2006 and 2007 and nine months ended December 31, 2007 were $36,000, $0, $96,000 and $44,000 respectively.

We make estimates and assumptions for the inputs used in the fair value calculation. Material differences in amounts of expense may result if different estimates and assumptions are used.

In fiscal 2005, 2006 and 2007, we issued options to employees with exercise prices that we determined to be equal to or greater than the fair market values of our common stock at the grant dates. For the period since March 2006, we have determined the estimated fair value of our common stock based on contemporaneous valuations performed by FSCG, an independent valuation expert. For the period from April 1, 2004 to December 31, 2005, we retrospectively estimated the fair value of our common stock based on a number of factors, including our operating and financial performance, progress and milestones attained in our business, past sales of convertible preferred stock, and the results of retrospective valuations performed by FSCG. These retrospective valuations utilized the probability-weighted expected return and the option pricing valuation methodologies. We reviewed these factors and the events that happened between each valuation date and determined that the combination of these factors and events reflect a true measurement of the fair value of our common stock over an extended period of time.

Accounting for income taxes

We account for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, “Accounting for Income Taxes” (“SFAS 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Under SFAS 109, deferred income tax assets and liabilities are recognized for temporary differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2007, our total deferred tax assets principally comprised net operating loss carryforwards, research and other credit carryforwards and expense accruals. As of December 31, 2007, based on the available objective evidence, we believed it was more likely than not that our deferred tax assets will not be realizable. We based this belief primarily on the fact that we have incurred cumulative pre-tax losses in all prior years. Accordingly, we provided a full valuation allowance against our net deferred tax assets as of December 31, 2007. Should sufficient positive, objectively verifiable evidence of the realization of our net deferred tax assets exist at a future date, we will reverse any remaining valuation allowance to the extent supported by estimates of future taxable income at that time.

We adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) on April 1, 2007. During the implementation we identified, evaluated, and measured the amount of income tax benefits to be recognized for all material income tax positions. The net income tax assets recognized under FIN 48 did not materially differ from the net assets recognized before adoption, and, therefore, we did not record an adjustment related to the adoption of FIN 48.

At the adoption date of April 1, 2007, we recorded $6.7 million of unrecognized tax benefits related to net operating losses and research and development credits. The reversal of the uncertain tax benefits

Management’s discussion and analysis of financial condition and results of operations would not impact our effective tax rate to the extent that we continue to maintain a full valuation allowance against its deferred tax assets. During the nine months ended December 31, 2007, the amount of unrecognized tax benefits increased $117,000 due to additional research and development credits generated during the period. At December 31, 2007, we had $6.8 million of unrecognized tax benefits.

Our continuing practice is to recognize interest and/or penalties related to income tax matters as a component of income tax expense. As of April 1, 2007 and December 31, 2007, there was no accrued interest and penalties related to uncertain tax positions.

The tax years from 2003 to 2006 remain open to examination by the Internal Revenue Service (“IRS”) for federal income tax purposes.

Accretion of preferred stock

Our Series A, B, C and D mandatorily redeemable convertible preferred stock have a mandatory redemption provision. In each quarterly and annual period, we accrete the amount that is necessary to adjust the recorded balance of this preferred stock to an amount equal to its estimated redemption value at its redemption date using the effective interest method. The redemption values were $11.6592, $17.488, $11.6592 and $8.00 for each share of Series A, B, C and D preferred stock, respectively, plus any dividends declared and unpaid for Series A, B and C, plus dividends for Series D, whether or not declared. On August 17, 2007, the Series D preferred stock was amended to remove the cumulative dividend feature. As a result, the Series D stockholders no longer have any rights to previously accumulated undeclared dividends on Series D preferred stock. Prior to such amendment, cumulative dividends on Series D preferred stock, if not declared and paid, would be payable to the Series D stockholders upon an ordinary liquidation of the Company. Each share of the outstanding preferred stock will automatically convert to common stock if this offering is completed, results in proceeds of at least $20.0 million and has an offering price of not less than $10.00 per share, and we will cease accreting upon this conversion.

Freestanding preferred stock warrants

We account for freestanding warrants and other similar instruments related to shares that are redeemable in accordance with SFAS 150. Under SFAS 150, the freestanding warrants that are related to our convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. We determined the fair value of these warrants for the quarter ended June 30, 2006, and for subsequent periods, based on contemporaneous valuations performed by FSCG. For the period from July 1, 2003, the effective date of SFAS 150, to March 31, 2006, we estimated the fair value of these warrants retrospectively based on a number of factors, including operating and financial performance, progress and milestones attained in our business, past sales of convertible preferred stock, and the results of retrospective valuations performed by FSCG. These valuations from FSCG, whether contemporaneous or retrospective, utilized the Black-Scholes option valuation model. The model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock. We utilized recommended estimates prepared by FSCG in determining the

Management’s discussion and analysis of financial condition and results of operations fair value of the underlying convertible preferred stock in determining the valuation of these warrants. A summary of the key assumptions at relevant dates are as follows:

	March 31,			December 31,
	2005	2006	2007	2006	2007

Volatility	90%	70%	70%	70%	65%
Risk-free interest rate	4.07% to 4.44%	4.82% to 4.86%	4.54% to 4.62%	4.70% to 4.82%	3.28% to 4.06%
Expected term (years)	3.95 to 8.91	2.95 to 9.70	1.95 to 8.70	2.20 to 8.95	1.20 to 7.95
Dividend rate	0%	0%	0%	0%	0%

We reviewed these factors and the events that occurred between each valuation date and determined that the combination of these factors and events reflect a true measurement of the fair value of our warrants over an extended period of time. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to stockholders’ equity (deficit).

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. As a result of SFAS 157 there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. We will adopt SFAS 157 effective April 1, 2008. We are currently assessing the impact, if any, of adopting this standard on our financial position, cash flows and results of operations.

In June 2006, the FASB approved EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenue and costs) or a net (excluded from revenue) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. We adopted EITF 06-3 on April 1, 2007 and concluded that the adoption of EITF 06-3 has been immaterial to our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity

Management’s discussion and analysis of financial condition and results of operations method investments, accounts payable, guarantees, issued debt and firm commitments. If we choose to do so, we will adopt SFAS 159 as of April 1, 2008. We are currently assessing the impact, if any, of adopting this standard on our financial position, cash flows and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. We will adopt SFAS 141(R) effective April 1, 2009. We are currently assessing the impact, if any, of adopting this standard on our financial position, cash flows and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company. We will adopt SFAS 160 effective April 1, 2009. We are currently assessing the impact, if any, of adopting this standard on our financial position, cash flows and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our interest income. As of December 31, 2007, our investments were in money market funds.

To date, our international customer agreements have been denominated solely in US dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of all of our non-US operations is in the US dollar and our local accounts are maintained in the local currency, and thus we are subject to foreign currency exchange rate fluctuations associated with remeasurement to US dollars. Such fluctuations have not been significant historically.

Business

OVERVIEW

We are the leading provider of intelligent interconnects that manage the on-chip communications in SoC devices. To address the complexity, performance and cost requirements of today’s advanced electronic products, semiconductor companies and OEMs are utilizing increasingly complex SoCs that integrate numerous functions in a single semiconductor device. Our SMART Interconnects manage complex on-chip communications such as those resulting from the convergence of video, voice and data processing on an SoC. Our SMART Interconnects consist of highly flexible semiconductor intellectual property (“IP”) that our customers configure to create customized on-chip communications networks. These hardware networks allow semiconductor companies and OEMs to reduce time to market, decrease development costs and increase performance of SoCs for use in high volume applications such as mobile phones, consumer electronics, personal computers, automotive electronics and office automation products. Our customers have shipped over 250 million semiconductor devices incorporating our SMART Interconnects.

Using computing, data networking and telecommunications techniques, we created an intelligent non-blocking interconnect architecture that scales with the increasing number of in-house and third-party IP cores used by our customers to create complex SoCs. We have developed an IP-centered and market-driven business model. We license our technology platform and our products to leading global semiconductor companies and OEMs and typically charge them a per-device royalty. According to Gartner, in 2006, Broadcom, Texas Instruments and Toshiba, our three largest customers, collectively accounted for approximately 16.2% of the $87.2 billion worldwide application-specific semiconductor device revenue. As part of our growth strategy, we target flagship products of these market leaders. As a result, we now are the system interconnect in Broadcom’s WLAN products, Texas Instruments’ OMAP 2 and OMAP 3 products and HDTV decoders from Samsung Electronics Co. Ltd. and in the last year, we have licensed our SMART Interconnects to Intel Corporation for its ultra-mobile computing platform.

Our goal is to further establish our SMART Interconnects as a leading platform in the semiconductor industry. In 2001, we founded the Open Core Protocol International Partnership (“OCP-IP”), together with Nokia Corporation and Texas Instruments, to develop an industry standard protocol to facilitate increased interoperability among IP cores in SoCs. We developed this protocol, called Open Core Protocol (“OCP”), and transferred it to OCP-IP. Open standards such as OCP are very important to our strategy, as they enable our products to be used in a plug-and-play manner with numerous IP cores incorporated into SoCs. OCP-IP currently has over 170 member companies, including many of the leading global semiconductor device companies, IP providers and OEMs.

INDUSTRY BACKGROUND

Growth of the SoC market

Consumers and businesses increasingly demand greater performance and functionality from electronics products while simultaneously desiring decreased size, cost and power consumption. Therefore, OEMs that design products such as mobile phones, digital TVs, home networking products, video game consoles, portable media players and office automation equipment are choosing to integrate as many functions as practicable into a single SoC in order to achieve size, cost and power consumption goals for their next-generation products.

According to Semico Research, the interconnect segment of the semiconductor intellectual property market is projected to have a five-year compound annual revenue growth rate of 31.0% from 2006 to 2010; this represents the highest such rate of any segment of the market, and is nearly two times the growth rate of the total market. In addition, Gartner estimated that 2006 worldwide SoC revenue was $56.3 billion, accounting for 21.4% of the total semiconductor market, and in 2011 will reach

Business

$88.4 billion, or 26.2% of the total semiconductor market. Semico Research was commissioned for a fee to prepare the statistics, based on independent market research, attributed to Semico Research in this prospectus, and these statistics are now available to other Semico Research customers.

Problems caused by the increasing complexity of SoC design

As electronic products continue to become more feature-rich, SoCs are required to integrate more IP cores with increasing processing and performance levels. Today’s complex SoCs are heterogeneous, integrating multiple IP cores such as embedded microprocessors, digital signal processors, multimedia engines, embedded memory controllers and input-output interfaces on a single chip. In addition, the individual IP cores may use different clock speeds and bus protocols to communicate and may require different amounts of bandwidth. For example, a single interconnect may be required to accommodate the conflicting design objectives of IP cores requiring high peak performance and those requiring guaranteed streaming data bandwidth. As a consequence, designing a single interconnect to accommodate these various IP cores is becoming increasingly difficult.

As SoCs become increasingly complex, the costs and time associated with designing an SoC and verifying that its design is free of defects are increasing significantly. Semico Research, an independent market research firm, projects design costs of approximately $42.4 million or more for a single complex SoC at the 65 nanometer process geometry node, which is 63.1% higher than at the 90nm node due to expected higher re-spin (or refabricating the SoC due to an error in the device) rates and verification costs. Additionally, the percentage of designs completed correctly the first time has dropped at every process geometry since the 180nm node. As a result, the frequency of re-spins has increased dramatically, starting at the 90nm node. The current design cycle time for complex SoCs is from 18 to 24 months, which when coupled with a re-spin cycle time of an additional six to 12 months, could result in an overall development time of up to two to three years, according to Semico Research. We believe this design challenge will continue to grow as SoC complexity rises further since an ever-greater number of IP cores and their related interconnect must be designed, integrated, validated and tested.

Limitations of traditional SoC interconnect

The traditional design approach for SoCs is based upon single processor-based computer systems, where the interconnect is a simple bus structure defined by the system processor. The traditional approach encounters interconnect design problems in SoCs with numerous IP cores that are each optimized to perform different application-specific functions. These problems include limiting the SoC’s achievable performance and requiring significant external logic to bridge each different IP core to a bus that is based on a single processor’s clock frequency, data path width and interface protocol. Accordingly, the number of potential design failures due to IP core interoperability issues is significant.

The traditional design approach for SoCs also requires the design and verification of all IP cores to be substantially complete before any portion of the interconnect design can begin. Verification of the functionality and performance of the SoC can only be performed when the entire device is assembled. Should any portion of the design fail verification, the designer must repeat the design process with alternatives until verification is successful. This iterative process results in significant additional design costs, development time and risk of project failure before the designer can determine whether the resulting interconnect can meet the specifications for the SoC. In addition, should market needs for performance or function shift during the design process, thereby requiring one or more design specifications to change for an IP core incorporated in the design, all these steps must be repeated, resulting in additional time-to-market delay and costs.

The limitations of the traditional design approach in successfully resolving interconnect design issues and supporting the development of complex, state-of-the-art SoCs with an acceptable time-to-market impair the introduction of next-generation electronic products that consumers and businesses demand. As a result, new approaches to interconnect design are required.

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OUR SOLUTIONS

Our suite of SMART Interconnect products enables semiconductor companies and OEMs to reduce time to market, decrease development costs and increase performance of SoCs. We believe that we are the first company to successfully develop and commercialize the combination of computing, data networking and telecommunications functionality in an intelligent on-chip micronetwork—the SMART Interconnect. We believe our products improve our customers’ competitive advantage and return on investment, accelerating time to market, reducing development costs, increasing design flexibility, improving product performance and reducing design risk.

We have developed an IP-centered, market-driven business model in which we neither manufacture nor sell the products incorporating our technology. We derive the majority of our revenue from license fees and royalties associated with our SMART Interconnects. Our licenses grant our customers the right to design, manufacture and sell semiconductor devices that incorporate one or more instances of our products. We also typically derive royalties on a per-device basis from our customers. In addition, we provide, for fees, product maintenance, support and engineering services to our customers to enable them to better incorporate our SMART Interconnects into their SoCs.

Our SMART Interconnects offer multiple advantages to our customers:

Improved time-to-market

By employing our SMART Interconnects, our customers have repeatedly reduced their time-to-market to as little as six months or less compared to conventional SoC design approaches that typically require 18 to 24 months. By implementing on-chip communications functions within our SMART Interconnects, complex interactions between IP cores are addressed within the interconnect. Through this approach, we can decouple IP cores from each other, enabling each to be independently selected or modified to meet application-specific requirements. Our SMART Interconnects also offer pre-verified and pre-designed data flow management services that replace the need for designers to develop and maintain such capabilities on their own. As a result, our customers can create new products and modify existing products rapidly in response to evolving market requirements, accelerating their time-to-market since a designer need only incrementally reengineer the SoC to accommodate changing product requirements.

Cost-effective solution

Our SMART Interconnects provide a suite of features and services that support a broad range of complex SoC communication requirements. SoC development teams save significant costs by avoiding the need to engineer similar features and services into each IP core on the SoC. Our SMART Interconnects enable our customers to segregate the design process into independent tasks that can be efficiently executed in parallel with a timely and successful subsequent integration of the entire SoC. By executing in parallel, the overall design schedule is shortened and tasks are completed more efficiently, resulting in significant reductions in design cost. In addition, our SMART Interconnects can be fully analyzed in the integration environment we license to our customers. Performance, size and functionality of the SoC can be characterized in the first weeks of the design project, as compared to several months later using conventional design approaches. Early characterization of the SoC data flows greatly reduces reengineering risks associated with complex designs.

High performance and low power consumption

We deliver high performance, low-power interconnects based on a combination of design innovation, proprietary technology and design tools. These interconnects are designed to achieve a wide range of operating frequencies for performance-driven applications while also using advanced power

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management techniques to ensure suitability for battery-operated applications. Since our SMART Interconnects use non-blocking fabrics based on multi-threaded internal protocols, SoC designers are able to optimize for high DRAM bandwidth while guaranteeing specific Quality of Service (“QoS”) levels.

High scalability and flexibility

SoC design requires the integration of a growing number of increasingly diverse processing elements developed internally, provided to the SoC designer by its OEM customer or obtained from third parties. This diversity spans a range of characteristics, including IP core address width, data width, data exchange control and other communications requirements. Using the flexibility and advanced features of our products, our customers can configure our SMART Interconnects to meet specific requirements within product families, while maintaining a high degree of architectural consistency and software autonomy across a wide range of products. Our SMART Interconnects have been used in devices containing from one million to 100 million transistors and support a wide range of interface standards that enable our customers to mix and match their previously developed IP cores and newly acquired or developed IP cores. Our SMART Interconnects permit our customers to reuse any core from their IP core libraries, eliminating the high reengineering costs associated with conventional design approaches.

Design tool and manufacturing process independence

Our SMART Interconnects are independent of both the electronic design automation (“EDA”) tools used to design, and the semiconductor process technologies used to manufacture, our customers’ SoCs. Our SMART Interconnects have been used in process technologies ranging from 180nm to 65nm, and we believe they will continue to scale to 45nm and below. We believe the ongoing movement toward finer geometries increases the customer benefits of, and market demand for, our SMART Interconnects as the trend toward further on-chip integration, increased transistor density and use of complex IP cores accelerates.

Increased software development efficiency

Because increasing amounts of SoC functionality are implemented in software, companies developing and using SoC’s are expanding their investments in SoC-dependent software. Such software is typically divided into portions that are specific to each IP core in the design, and other portions which are independent from the IP cores. The increased reusability of IP cores that is facilitated by our SMART Interconnects eliminates the need for our customers to modify their IP core-specific software for SoCs that reuse an IP core. In addition, the data flow services offered by our SMART Interconnects allow our customers to migrate key functions, and the associated software, from the IP cores to our SMART Interconnects, reducing the amount of software to create while making the software more architecturally consistent. This architectural consistency provides additional software reuse possibilities when our customers create SoC platforms that form the basis for families of semiconductor devices. As a result, our SMART Interconnects enable our customers to reduce software development costs for their SoCs.

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OUR STRATEGY

Our goals are to maintain and extend our market leadership in providing intelligent interconnects for SoCs and to further establish our SMART Interconnects as the leading semiconductor industry standard among interconnect technologies. Key elements of our strategy to achieve these goals include:

Extend our technology leadership

We intend to continue to invest significantly in the research, development, design and support of the communications architecture and integration environment that comprise our SMART Interconnects. We expect these efforts to increase our ability to respond quickly to rapidly changing market demands, where increasing integration and performance requirements drive higher communication requirements and complexity. For example, we recently introduced our MemMaxRD product which increases memory bandwidth to support further integration of video and graphics. We also intend to further develop complementary technologies to increase control over SoC power consumption and provide additional support for advanced multiprocessor memory management.

Expand our product portfolio into new SoC market segments

We believe that we can increase the size of our addressable market by leveraging our existing capabilities in complex SoCs to pursue opportunities in market segments requiring less complex SoCs and also to expand into markets that traditionally do not use SoCs. For example, we recently introduced SonicsLX to provide an intelligent interconnect to our customers for the design of their Value SoCs. Semico Research defines Value SoCs as having fewer than one million logic gates, a processor operating at a frequency of less than 200 megahertz, multiple IP cores and less than one million bits of on-chip memory. Value SoCs are used in a broad range of applications including low-end mobile phones, digital cameras and home networking. SonicsLX implements a subset of the features of our flagship SonicsMX product and provides our customers an easy upgrade path for the design of more complex SoCs.

Expand our customer base

To date, we have targeted our direct sales efforts at the largest semiconductor device companies. Among the many companies to which we have licensed our SMART Interconnects are four of the top 10 largest semiconductor device companies. We intend to proliferate the use of our SMART Interconnects within these existing customers by continuing to expand our product portfolio to serve a wider range of markets and working with the central technology organizations within these customers to have our technology adopted and supported as an enterprise-wide standard. In addition, we intend to pursue additional new customers.

In addition to licensing our products to semiconductor device manufacturers, we also participate, through our normal licensing relationships, in marketing, sales and technical efforts with various wireless, consumer product and office automation OEMs, such as Canon, Inc., Motorola, Inc. and Ricoh Co., Ltd. Canon and Ricoh are direct licensees under our standard license agreement through April 2008 and August 2009, respectively. Motorola is a direct licensee of CoWare, Inc., which is a direct licensee under our standard reseller license agreement through March 2009. The relationships we establish with these OEMs form an important element of our strategy to proliferate our SMART Interconnects as the standard for SoC design in the semiconductor industry. In establishing these relationships, we seek to license our products to those OEMs that we believe can act as product champions by encouraging their suppliers to adopt our technology. We believe that this additional channel to bring our products to market helps us broaden and hasten the acceptance and availability of our technology in the marketplace. We intend to continue to expand this base of strategic relationships significantly to further advance our technology as the leading interconnect for SoCs.

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Establish additional sales channels

We intend to establish complementary sales channels for our technology and products by developing several new sales programs. For example, we may further license our technology to ASIC manufacturers to provide our SMART Interconnects as part of their IP core libraries to OEMs who design their own custom SoCs. We currently maintain such licensing relationships with Kawasaki Microelectronics, Inc. and Toshiba America Electronic Components, Inc. In addition, we intend to pursue and maintain relationships with system-level design tool providers to resell or re-license instances of our SMART Interconnects as part of their product offerings for SoC customers. We currently maintain such licensing relationships with CoWare, Inc. and Mentor Graphics Corporation, two of the leading system-level design tool vendors.

Promote open standards

Interface standards, such as OCP and Advanced Microcontroller Bus Architecture (“AMBA”), are highly important to our strategy since they enable our products to be used with numerous IP cores incorporated in SoCs employing a variety of bus protocols. Without such standards, the time to design a state-of-the-art SoC could be greatly lengthened as its IP cores would need to be modified repeatedly, or their function and performance strictly constrained, and the overall design itself verified repeatedly.

Unlike a closed standard, an open interface standard is both design-approach and IP vendor independent. This has enabled open standards to fare better than closed standards as they are being used in an increasing percentage of complex SoC designs. Consequently, vendors who have supported open interface standards have benefited from their momentum. We believe that, as the creator and first implementer of OCP, we are in a strong competitive position to capitalize on the semiconductor industry’s increasing adoption of these open standards based on our in-depth knowledge of these standards, the maturity of our products and our proven track record as a provider of intelligent interconnects to leading OEMs and semiconductor companies.

Expand our addressable market in intellectual property

We believe that continued time-to-market pressures will cause OEMs and semiconductor suppliers to rely on increasingly complex combinations of multiple IP cores that are pre-designed into a proven integrated SoC in the form of a subsystem. Additionally, we are engaged with partners today, such as MIPS Technologies, Inc., and Synopsys, Inc., to develop complementary products for SMART Interconnects. We may pursue acquisitions of technology or companies which are complementary to our current IP portfolio and which will enable us to further monetize our IP portfolio or further extend our value proposition for our customers by providing additional SoC design-enabling products.

TECHNOLOGY

As SoCs integrate more heterogeneous processing elements to address the disparate requirements of audio, video, data processing and communications streams, the capabilities of the on-chip communication system need to become more robust. In traditional design approaches, data flow is managed in an ad hoc manner, by adding additional control logic to each IP core. This logic is difficult to create and verify in a consistent fashion across the large number of disparate IP cores in a single SoC. In addition, there is normally significant SoC-specific content in the control logic that increases the amount of reengineering that is required to use the same IP cores in a different SoC. This traditional design approach is also a barrier for software reuse, since the IP core-dependent software that manages the control logic is both IP core-specific and SoC-specific.

In 1997, we developed our first SMART Interconnect to address the shortcomings of conventional SoC design approaches. We believe that we have redefined the fundamentals of how IP cores communicate to address the complexity and performance requirements of SoCs. Using computing, data networking

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and telecommunications techniques, we created intelligent agents to eliminate the tight coupling of the IP cores. These agents, in turn, allowed us to create advanced fabrics that scale to meet the requirement of increasing numbers and types of IP cores on an SoC and flexible interface sockets that support a wide range of IP core communication behavior. The agents also deliver the data flow management services that traditional design approaches implement as control logic inside the IP cores.

Our SMART Interconnects provide a platform for SoC design consisting of a communications architecture and an integration environment. In response to the wide variation in SoC communication requirements, we have invested heavily to make our communications architecture highly configurable. Our integration environment allows our customers to configure our communications architecture to meet their application-specific IP core and SoC communication requirements, while automatically verifying the SMART Interconnect design.

Communications architecture
Our advanced fabrics provide the communication paths between the various IP cores resident on a typical SoC. Rather than basing the fabric choice on the needs of a single IP core such as a microprocessor, our customers choose the optimal fabric based upon the overall communication requirements of the SoC to enable power-efficient, high-performance interconnections for SoCs addressing a wide range of markets. In addition, our intelligent agent technology decouples IP cores from the fabric by incorporating the communications logic in the agent. This enables our technology to ensure interoperability on the SoC and deliver data flow management services such as quality of service methods that enable processors to achieve real time application performance; data security management for conditional access to licensed content; extensive power management features for extended battery life in portable applications; and error management and recovery services that improve efficiencies when integrating software with hardware.

Integration environment
Our integration environment enables our customers to rapidly integrate multiple IP cores with our SMART Interconnects. Using our integration environment, our customers can model their SoC data flow traffic and explore various SoC architectures to analyze the functionality and performance of the SoC. In addition, our customers can choose among numerous advanced fabric features and data flow services to optimize the SMART Interconnect for their SoC communications requirements. Using our integration environment, our customers can create a netlist, a high-level hardware description that serves as the basis for subsequent steps in the final design, and perform system level verification of the semiconductor device.

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Figure 1—High volume products such as mobile phones (a) use highly integrated SoC devices to implement ever increasing audio, video and data processing capabilities. Our customers use a heterogeneous mix of processing and memory IP cores to implement these SoCs (b). These IP cores connect to our SMART Interconnects (c) at intelligent agents that decouple the interface sockets from the advanced fabric.

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As depicted in Figure 1 on page 60, there are three key elements in our architecture:

Intelligent agents
Our intelligent agents contain the communications logic that decouples the IP cores from the advanced interconnect fabric and can contain protocol conversion, clock frequency conversion and bandwidth decoupling logic. In addition, our agents provide optional data flow services such as:

➢	Quality of Service methods that schedule data communications to address conflicts in real-time systems that share resources, such as memory, among multiple processors;

➢	data security management tools that provide a firewall for protecting SoCs and licensed content, such as music or video from software viruses or other unlicensed access;

➢	power management features that reduce active and idle power consumption of battery powered portable devices by identifying IP cores that are inactive, decoupling IP cores for power isolation and activating isolated IP cores to service processor requests; and

➢	error management services that detect, aggregate, log, report and assist software in recovering from errors that are either detected by our SMART Interconnects or reported by a connected IP core.

By integrating these data flow services into the agents, we ensure interoperability and eliminate the design cost and risks associated with incorporating them into each individual IP core. In addition, centralizing these services into our SMART Interconnects enables our customers to configure the specific feature set to match the requirements of their SoC. This architecture therefore facilitates IP core reuse, delivers higher architectural consistency and enables more SoC-specific optimization.

Due to the diversity in interface sockets that we support, our agents must adapt their behavior to match each individual IP core and are responsible for bridging that IP core into the SoC. The decoupling logic in the agent provides the IP core with an isolated environment that can be maintained across uses of the IP core in different SoC designs. The agent isolation also significantly reduces the interactions between disparate IP cores, enabling design teams to work independently to create IP cores and ensuring interoperability with existing IP cores. The decoupling and high adaptability of our agents delivers key plug-and-play IP core use and reuse benefits to our customers.

Sockets
Interface sockets define the protocol boundary between the IP cores and our interconnects. In order to span a wide range of IP core communication requirements, we created a highly configurable socket specification called OCP that we contributed to OCP-IP and which specification is now an industry standard managed by OCP-IP. With OCP, IP core developers choose a configuration of OCP that meets their communication requirements, enabling the socket to adapt to the IP core, as opposed to traditional interfaces where the IP core must be adapted to the interconnect protocol. A key benefit of the socket-based approach is that the socket defines an unambiguous boundary of responsibility in the SoC that is supported by verification tools developed by us, as well as third party vendors. The configurability of OCP makes it simpler for customers to adapt existing IP cores based upon proprietary interface protocols into our SMART Interconnects. In addition to OCP, our products support the AMBA interface specification, another widely deployed standard. Our ability to support both OCP and AMBA enables interoperability with a wide range of IP cores from third-party providers.

Advanced fabrics
Our advanced interconnect fabrics provide the communication paths between the IP cores. Our customers choose fabric aspects such as topology, operating frequency, data path widths and the level of support for concurrent communications. Rather than basing the fabric choice on the needs of a single IP core, such as a microprocessor, our customers choose an optimized fabric based upon the overall communication requirements of the SoC. The decoupling logic of our agents enables this flexibility in

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fabric options, which has allowed us to advance our fabric technology without requiring changes in IP cores. Through this approach, we believe we can continue to enhance our existing products and develop new products without impacting our customers’ IP cores.

One key feature of all of our fabrics is the ability to manage wiring resources efficiently, which is essential for achieving high performance and low power, while minimizing the SoC area consumed by the communications system. Our fabrics use hardware threads to maintain data ordering where needed and use non-blocking internal flow control to help ensure that shared communication paths do not stall. We believe our multi-threaded, non-blocking protocols enable our fabrics to deliver higher throughput with better QoS characteristics than the blocking bus fabrics used in conventional interconnects.

PRODUCTS

Our SMART Interconnects are incorporated into four families of interconnect products that we license to our customers. Additionally, we offer enabling products to help our customers apply our technologies in the design of their chips.

SMART Interconnects
SonicsLX.  Introduced in 2006, SonicsLX is our newest interconnect product. SonicsLX contains a high-performance advanced fabric and a limited set of data flow services and is designed for SoCs that employ multiple complex IP cores. SonicsLX targets Value SoC applications such as wireless baseband, digital cameras, digital set top box and MP3 players. SonicsLX offers a direct upgrade path to SonicsMX.

SonicsMX.  Introduced in 2004, SonicsMX is our flagship interconnect product. SonicsMX contains a high-performance advanced fabric and a comprehensive set of data flow services and is designed for SoCs that employ heterogeneous multiprocessor architectures. SonicsMX targets complex SoC applications such as application processors, high-definition video applications, office automation products and automotive electronics. SonicsMX offers the highest performance, highest scalability and largest feature set of our products.

Sonics3220.  Introduced in 2002, Sonics3220 is our peripheral interconnect product and targets the growing number of lower complexity and performance peripheral IP cores in SoC applications with a wide variety of input/output ports such as wireless and consumer application specific standard products. Our customers typically use Sonics3220 together with one of our other interconnect products.

SiliconBackplane.  Introduced in 1999, SiliconBackplane is our first generation interconnect product. This product is currently in volume production in networking, wireless LAN, digital television and gaming semiconductor devices.

Enabling products
SonicsStudio.  SonicsStudio is a software platform that provides the integration environment for our SMART Interconnects. SonicsStudio delivers a graphical user interface for integrating IP cores into a model of the SoC, configuring advanced fabric features and data flow services and generating and verifying the fully connected and configured SMART Interconnect. Our SonicsStudio conforms to industry standard data formats for use in various simulation environments and analyzes the results of those simulations to measure performance. Our customers also use SonicsStudio to produce the required views of our SMART Interconnects for the balance of their design flow, typically involving the use of standard software offerings from various EDA companies.

MemMax.  Our MemMax Memory Scheduler is an IP core that maximizes the efficiency of an SoC’s access to external DRAM resources while ensuring QoS. MemMax leverages a multi-threaded non-blocking socket interface to one of our interconnects and also interfaces to a DRAM controller.

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Support, maintenance and training
We provide support, maintenance and training services to our customers. We support our customers through our field application engineering and customer support organization. Pre-sales support includes technical presentations, technical question and answer sessions with customers, customer design mock-ups, benchmarks and evaluation support, and training. Post-sales support includes technical question and answer sessions with customers, replication of customer reported bugs and liaison to our engineers, and training.

Consulting
Our consulting services include design, verification and advisory services. We provide these services to accelerate the incorporation of our SMART Interconnects into our customers’ products and to aid our understanding of their future interconnect requirements.

CUSTOMERS

We license our SMART Interconnects primarily to semiconductor companies, which typically develop complex proprietary integrated circuits for sale to OEMs, but also directly to OEMs that develop their own SoCs. Our three largest customers by revenue are Broadcom, Texas Instruments and Toshiba. We have been dependent on a small number of customers for a substantial portion of our revenue in each fiscal year, although the customers comprising this group have changed from time to time. The loss of any of our principal customers would have a significant negative impact on our business.

The licenses we sell to our customers are generally multi-year agreements providing rights to initiate specific designs incorporating our SMART Interconnects and including obligations for per semiconductor device royalties throughout their utilized lives. A license agreement with a customer is granted for a single design; typically, any successor design that incorporates one or more changes in its interconnects requires the purchase of an additional license. In the future, we may also utilize a subscription-based model whereby our customers can purchase a time-based license for our proprietary intellectual property and design tools that permits our customers to initiate an unlimited number of new designs during the duration of that subscription agreement.

While the majority of our customers are based in North America, many of our other customers are based in Asia. Accordingly, export sales from the United States to Asia accounted for approximately 10%, 30% and 47% of our revenue for fiscal 2005, 2006 and 2007, respectively. We do not anticipate that revenue in Asia will continue to grow as a percentage of our overall revenue at this pace, but we do anticipate that a significant amount of our revenue will continue to be represented by sales to customers in that region. We anticipate that our sales to Europe will continue to grow as a percent of revenue as we further penetrate accounts in that region.

SALES AND MARKETING

We market and sell our SMART Interconnects worldwide through a combination of direct sales personnel, independent sales representatives and indirect channels. As of December 31, 2007, our sales staff consisted of seven direct sales personnel and eight field account engineers located in France, Japan, South Korea and the United States. We also have indirect sales representatives in Israel, South Korea, Taiwan and the United States. Our direct sales force is dedicated to targeting both new marquee accounts where we can drive high-volume designs and to maintaining our base of existing customer accounts where we can deepen our penetration and successfully negotiate corporate-wide licenses. In addition to our internal sales staff, we use independent sales representatives to expand our geographic reach. We have also established licensing relationships with leading ASIC design, EDA and semiconductor IP companies including ARM Holdings plc, Atrenta, Inc., Cadence Design Systems, Inc., CoWare, Denali Software, Inc., Kawasaki Microelectronics, Inc., Mentor Graphics, MIPS Technologies,

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Rambus Inc., Synopsys and Tata Elxsi Ltd. These licensees act as an indirect sales channel for our products, allowing us to address the broader OEM and semiconductor markets.

Our marketing group focuses on collateral development, competitive analysis, demand assessment, lead generation and indirect channel partnership programs, the new product introduction process, and our product strategy and product road map. Our marketing programs include sole or joint participation in article and presentation contributions for technical conferences, industry tradeshows, public relations and advertising, sales training and technology and business seminars. The group administers cross-functional teams to work closely with our sales and research and development groups and to align our product development road maps and strategies.

Additionally, our marketing efforts include our sponsorship of and participation in industry standards organizations. Along with OEM and semiconductor companies including Nokia and Texas Instruments, we were one of the founding members of the OCP-IP trade organization and continue to actively participate in this organization as a board member. OCP-IP now has over 170 members and includes many of our customers, potential customers and key partners. By participating in standards organizations such as OCP-IP, we encourage the development and use of standardized protocols for communication between cores and stay better apprised of the evolution of industry standards, thereby allowing us to more tightly couple our product development efforts with the direction of the industry.

RESEARCH AND DEVELOPMENT

As of December 31, 2007, we had 48 employees engaged in research and development, which represents 62% of our total workforce. Of our research and development employees, 27 have advanced technical degrees including eight who have PhDs.

We conduct our research and development at our facilities in Milpitas, California and Yerevan, Armenia. We intend to expand our research and development capabilities in part by continuing to invest in our operations in Armenia, where we have access to highly educated engineers at a lower cost than in the United States.

Our research and development expense was $5.8 million in fiscal 2005, $4.3 million in fiscal 2006, $5.4 million in fiscal 2007 and $4.5 million in the nine months ended December 31, 2007. We expect that we will continue to invest substantial funds in research and development activities.

INTELLECTUAL PROPERTY

To protect our intellectual property, we rely on a combination of patents, trade secrets and trademarks. As of December 31, 2007, in the United States we had 28 issued patents and 22 patent applications pending, and we also had 4 issued patents and 44 patent applications pending outside of the United States. Our issued patents expire between 2017 and 2027. We intend to continue assessing the appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantages to us and for licensing opportunities of new technologies relevant to our business.

Our future success and competitive advantage depends on our continued ability to develop and protect our intellectual property. In addition to our patent portfolio, we also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with customers, potential customers and partners, as well as through proprietary information and inventions agreements with employees and consultants.

We have received trademark registrations for Sonics, Sonics, Inc., SMART Interconnects, Sonics SMART Interconnects and Box logo, SonicsMX, MemMax and the Sonics’ logos in the United States. We also own applications and/or registrations for these marks in China, South Korea, Taiwan, Europe

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and/or Japan. We have applications pending in China, Hong Kong, South Korea, Taiwan, Japan, Europe and the United States to register additional trademarks. We intend to continue to file applications for new trademarks as we expand our product line and enter new markets for our products.

COMPETITION

The market for SoC interconnects is fragmented and rapidly evolving. We compete primarily with internal design groups of semiconductor device companies and OEMs, providers of semiconductor IP such as ARM and Synopsys that may bundle their interconnects into their core IP offerings and other independent providers of interconnects. Certain of these internal design groups and companies have developed their own on-chip communications networks, which compete with our SMART Interconnects.

Because we compete with internal design groups that have direct access to the decision-makers, technical information and technology roadmaps of our existing and potential customers, we may be at a competitive disadvantage in securing new design wins. A number of our competitors and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales or other resources than we do.

We believe that the key competitive factors in our market include:

➢	enabling customers to improve the performance and functionality of their SoCs while simultaneously decreasing their size, cost and power consumption;

➢	delivering products with pre-designed and pre-verified features that address a broad range of SoC applications;

➢	facilitating the use and reuse of IP cores developed internally, provided to the SoC designer by its OEM customer or obtained from third parties;

➢	providing products that support a wide variety of industry standards;

➢	offering competitive pricing for products, services and support; and

➢	providing worldwide services and support directly to SoC design teams, including co-locating field application engineers on a customer’s premises.

As a result of our ability to deliver solutions that incorporate the above key competitive factors, our customers have created more competitive products with shorter time to market, reduced development risk and lower development cost.

EMPLOYEES

As of December 31, 2007, we had 78 full-time employees, including 48 in research and development, 23 in sales and marketing, and seven in administration. Of these full-time employees, 50 are located in Milpitas, California, two are located in Florida, one is located in Texas, 18 are located in Armenia, four are located in Japan, two are located in Western Europe, and one is located in South Korea. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we believe that our employee relations are good.

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FACILITIES

Our corporate headquarters are currently located in Milpitas, California, where we occupy 21,846 square feet under a lease expiring on January 31, 2011. We also lease a 2,759 square foot facility in Yerevan, Armenia, under a lease expiring on March 31, 2008. We are currently in the process of securing a lease for a new facility in Yerevan, Armenia. We also lease facilities of each less than 1,000 square feet in France, Germany and Japan. We may require additional space in the future, which may not be available on commercially reasonable terms or in the locations we desire.

As of March 31, 2006 and 2007, and December 31, 2007, long-lived assets, which represent property and equipment, net of accumulated depreciation, located outside of the United States were immaterial and represented less than one percent of the total net assets for each of the periods.

LEGAL PROCEEDINGS

We are not party to any pending or threatened legal proceeding. We may from time to time become a party to legal proceedings arising in the ordinary course of business.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our directors and executive officers, including their ages and positions, as of February 29, 2008:

Name	Age	Position

Grant A Pierce	51	Chief Executive Officer, President and Chairman of the Board
Dr. Drew E Wingard	42	Chief Technical Officer and Secretary
Martin M Kovacich	47	Chief Financial Officer
Raymond G Brinks	48	Vice President—Engineering
Philip J Casini	48	Vice President—Marketing and Business Development
James V Mac Hale	43	Vice President—Worldwide Sales
David L O’Brien	60	Vice President—SoC Design Solutions
Herbert Chang(1)(2)(3)	45	Director
Mark J DeNino(1)(2)(3)	54	Director
Dr. Alberto Sangiovanni-Vincentelli(2)	60	Director
Michael J Sophie(1)(3)	50	Director

(1)	Member of our compensation committee.

(2)	Member of our nominating and corporate governance committee.

(3)	Member of our audit committee.

There are no family relationships among any of our directors and executive officers.

Grant A Pierce co-founded Sonics in September 1996 and has served as our chief executive officer and president since March 1997 and as chairman of our board of directors since February 1997. Prior to co-founding Sonics, Mr. Pierce served as chief financial officer and vice president and general manager for MicroUnity Systems Engineering, Inc., a digital media and communications devices company, from 1990 to 1996. From 1988 to 1990, Mr. Pierce was chief financial officer at ParcPlace Systems, a company selling object oriented software development environments. From 1984 to 1988, Mr. Pierce served as corporate controller for MIPS Computer Systems, Inc., a fabless semiconductor company. Mr. Pierce’s extensive experience also includes work at Convergent Technologies, Inc., ITT Qume and Arthur Andersen and Co. Mr. Pierce received a BS in business administration-accounting from California State University, Hayward and was formerly a certified public accountant.

Dr. Drew E Wingard co-founded Sonics in September 1996 and has served as our chief technical officer and secretary since March 1997. Prior to co-founding Sonics, Dr. Wingard led the development of advanced circuit and CAD methodology for MicroUnity Systems Engineering, Inc. from 1994 to 1996. Dr. Wingard co-founded and worked at Pomegranate Technology from 1992 to 1994, where he designed an advanced SIMD multimedia processor. Since December 2001, Dr. Wingard has served as the secretary and a director of the OCP-IP, a non-profit trade organization. Dr. Wingard received a BS from the University of Texas, Austin and an MS and a PhD from Stanford University, all in electrical engineering.

Martin M Kovacich has served as our chief financial officer since June 2003. From 2001 to May 2003, Mr. Kovacich served as the director of worldwide sales at the Trillium division, also known as the

Management

Networking Software Division, of Intel Corporation, after Intel acquired Trillium Digital Systems, Inc., a communications protocol software company, in 2000. From 1997 to 2000, Mr. Kovacich served as the vice president, finance and chief financial officer of Trillium. From 1983 to 1997 Mr. Kovacich worked at Price Waterhouse LLP, most recently as the senior manager of the Technology Industry Group. Mr. Kovacich received a BS in accounting from San Diego State University and was formerly a certified public accountant.

Raymond G Brinks has served as our vice president of engineering since November 2004. From November 2003 to November 2004, Mr. Brinks was executive vice president and general manager of the SoC Division of MosChip Semiconductor. From April 2002 to November 2003, Mr. Brinks was president of Verasity Technologies, an IPSec security device company. Earlier experiences include ZF Micro Devices, where Mr. Brinks was chief technical officer/vice president, engineering from 1997 to January 2002, and International Business Machines Corporation for 15 years before that in roles of progressive responsibility, including OEM engineering manager from 1994 to 1997. Mr. Brinks received a BS in electrical engineering from the University of Michigan and an MS in electrical engineering from the University of Arizona.

Philip J Casini has served as our vice president of marketing and business development since August 2004. From 1998 to August 2004, Mr. Casini was the vice president of marketing at Cradle Technologies. Mr. Casini received a BS in electrical engineering from San Diego State University and an MBA from Pepperdine University.

James V Mac Hale has served as our vice president of sales since November 2005. From 1989 to October 2005, Mr. Mac Hale held various positions at MIPS Technologies, and its predecessors, most recently as its vice president of Asia operations. Mr. Mac Hale received a BE in electronic engineering from the University College Dublin, Ireland and an MBA from Santa Clara University.

David L O’Brien has served as our vice president of SoC design solutions since March 2005. From September 2002 to March 2005, Mr. O’Brien served as the vice president, customer support for the Tools and Technology division of PeopleSoft, Inc. From 1999 to September 2002, Mr. O’Brien served as the general manager of the Networking Software Division at Intel. Mr. O’Brien received an AA in liberal arts from Northwestern Michigan College and a BSBA from the University of Phoenix.

Herbert Chang has served as a director since September 1998. Mr. Chang has been the president of InveStar Capital, Inc. since April 1996, the chief executive officer of C Squared Management Corporation since April 2004, a managing member of Forefront Associates, LLC since 1998, and the managing member of Growstar Associates, Ltd. since June 2006. Each of these companies serves as a management company or general partner of privately-held venture funds/partnership that focus on investing in early-stage companies in the semiconductor, telecommunications and networking, software or internet industries. From 1994 to 1996, Mr. Chang was senior vice president of WK Technology Fund, a venture capital fund. Presently, Mr. Chang also serves on the board of directors of Marvell Technology Group Ltd. and Monolithic Power Systems, Inc. Mr. Chang received a BS in geology from National Taiwan University and an MBA from National Chiao Tung University in Taiwan.

Mark J DeNino has served as a director since July 2006. Mr. DeNino has served as managing director of TL Ventures since 1994. Mr. DeNino has more than 20 years of venture capital experience, including serving as chief financial officer of two venture-backed start-ups. He also was the co-founder of EnerTech Capital in 1996, a private equity entity that specializes in the energy and utility industries. Mr. DeNino received a BS in finance and accounting from Boston College and an MBA from the Harvard Business School.

Management

Dr. Alberto Sangiovanni-Vincentelli has served as a director since September 1999. Since 1976, Dr. Sangiovanni-Vincentelli has been a member of the faculty of the electrical engineering and computer science department of the University of California, Berkeley where he currently holds the Edgar L. and Harold H. Buttner Chair of Electrical Engineering and Computer Sciences. He was a co-founder of Cadence Design Systems and Synopsys, two leading EDA companies. Since 1999, he has been the chief technology advisor of Cadence. He is also a member of the board of directors of Cadence. Dr. Sangiovanni-Vincentelli has been a member of the Science and Technology Advisory Board of General Motors since January 2004, is a current member of the National Academy of Engineering and in 1996 he founded and has served as the Scientific Director of the Project on Advanced Research on Architectures and Design of Electronic Systems, a European Group of Economic Interest. Dr. Sangiovanni-Vincentelli received an electrical engineering and computer science degree from the Politecnico di Milano, Milan, Italy.

Michael J. Sophie has served as a director since December 2006. Since May 2006, Mr. Sophie has served on the board of directors and as a business advisor to various private companies. From August 1999 to May 2006, Mr. Sophie served as the senior vice president of finance and chief financial officer and then executive vice president and chief operating officer of UTStarcom, Inc. In October 2005, UTStarcom disclosed that it had received notice of a formal inquiry by the staff of the SEC into certain aspects of UTStarcom’s financial disclosures during prior reporting periods. In connection with that inquiry, in January 2008 Mr. Sophie, without admitting or denying the SEC’s allegations, entered into an offer of settlement in which Mr. Sophie consented to the entry of an administrative order by the SEC pursuant to which Mr. Sophie agreed to cease and desist from causing any violations and any future violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 13a-1 and 13a-13 thereunder, and from committing any violations and any future violations of Rule 13a-14 thereunder. Mr. Sophie also agreed to pay a $75,000 fine in a related SEC civil proceeding. There is no prohibition in the administrative order against Mr. Sophie’s serving as an officer or director of a public company. The offer of settlement is subject to the approval of the SEC and is not binding until approved by the SEC. From 1993 to 1999, Mr. Sophie served as the vice president of finance and the chief financial officer of P-Com Inc. Mr. Sophie previously served as a director of Marvell Technology Group Ltd. from October 2007 to December 2007 and of McData Corporation from March 2003 to January 2007. Mr. Sophie received a BS in business administration from California State University, Chico and an MBA from Santa Clara University. Mr. Sophie was formerly a certified management accountant.

BOARD STRUCTURE AND COMPOSITION

Composition of our board of directors

Our board of directors consists of five directors. Our board of directors has determined that Messrs. Chang, DeNino, Sangiovanni-Vincentelli and Sophie are independent under the listing standards of the Nasdaq Stock Market. Mr. Pierce is not independent.

Our amended and restated bylaws will provide that the size of our board of directors shall not be less than five or more than nine directors. The exact number of directors will be determined from time to time by resolution of the board of directors or by our stockholders at the annual meeting of stockholders. Subject to the foregoing provisions for changing the number of directors, the number of directors will be fixed in our amended and restated bylaws at five. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Each director holds office until his or her successor is duly elected and qualified. Directors are currently elected for a term that expires at the next annual meeting of stockholders following their election.

Management

Directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors. Our amended and restated bylaws provide that in the case of any vacancies among the directors, such vacancy may be filled by a candidate approved by the vote of a majority of the remaining directors.

Pursuant to the fourth amended and restated first offer and voting agreement dated November 23, 2005 among certain holders of our outstanding capital stock, Mr. Chang was designated by InveStar Capital and Mr. DeNino was designated by TL Ventures. The fourth amended and restated first offer and voting agreement will terminate upon the completion of this offering.

Upon the closing of this offering, our directors will be divided into three classes serving staggered three-year terms. Mr. DeNino will be a Class I director. Class I directors will initially serve for one year. Messrs. Chang and Pierce will be Class II directors. Class II directors will initially serve for two years. Messrs. Sangiovanni-Vincentelli and Sophie will be Class III directors. Class III directors will serve for three years. Upon expiration of the term of each class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors. This classified board of directors may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. See “Risk factors—Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, which could depress the trading price of our common stock.”

Committees of our board of directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit committee.  Our audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to our accounting and financial reporting processes. Our audit committee is responsible for, among other things:

➢	reviewing the policies and procedures adopted to fulfill our responsibilities regarding the fair and accurate presentation of financial statements in accordance with GAAP and applicable rules and regulations of the SEC and the Nasdaq Stock Market;

➢	overseeing our accounting and financial reporting processes and audits of our financial statements;

➢	reviewing and discussing reports from our independent registered public accounting firm regarding: (a) all critical accounting policies and practices we use; (b) all alternative treatments of financial information within GAAP that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent registered public accounting firm; and (c) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

➢	reviewing and discussing with management our audited financial statements and reviewing with management and our independent registered public accounting firm our financial statements (including disclosures made under “Management’s discussion and analysis of financial condition and

Management

results of operations”) prior to the filing with the SEC of any report containing such financial statements;

➢	preparing and approving the report required by the rules of the SEC to be included in our annual proxy statement;

➢	being responsible for the appointment, compensation, retention and oversight of our independent auditors;

➢	reviewing our annual audited financial statements with management, including any major issues regarding accounting and auditing principles and practices, and reviewing management’s evaluation of the adequacy and effectiveness of internal controls that could significantly affect our financial statements, as well as the adequacy and effectiveness of our disclosure controls and procedures and management’s reports;

➢	reviewing major changes to our auditing and accounting principles and practices as suggested by our independent registered public accounting firm or management;

➢	reviewing significant reports with management and management’s responses;

➢	advising our board of directors with respect to our policies and procedures regarding compliance with applicable laws and regulations; and

➢	reviewing all related party transactions for potential conflict of interest situations on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of our board of directors).

Our audit committee consists of Messrs. Sophie, Chang and DeNino. Our board of directors has determined that each of the members of the audit committee is independent under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. Our board of directors has also determined that Mr. Sophie qualifies as an “audit committee financial expert” under the rules of the SEC and satisfies the financial sophistication requirements of the Nasdaq Stock Market. Mr. Sophie serves as the chairman of our audit committee.

Compensation committee.  Our compensation committee is responsible for, among other things:

➢	reviewing, approving and making recommendations to our board of directors regarding our compensation programs and arrangements applicable to our officers, including salary, incentive compensation, equity compensation and perquisite programs, and amounts to be awarded or paid to individual officers under those programs and arrangements;

➢	determining the objectives of our executive officer compensation program, including what the program is designed to reward and to modify the program as necessary;

➢	ensuring that appropriate corporate performance measures and goals regarding executive officer compensation are set and determining the extent to which those goals are achieved and any related compensation is earned;

➢	providing an annual review of our chief executive officer, establishing the goals and objectives and evaluating the chief executive officer’s performance in light of such goals and objectives;

➢	monitoring the administration of our incentive-compensation plans and equity-based plans and reviewing and approving any new plans or any material change to an existing plan; and

➢	reviewing and discussing with our management the “Compensation discussion and analysis” required to be included in our annual proxy materials under SEC rules and regulations.

Our compensation committee consists of Messrs. DeNino, Sophie and Chang, each of whom is a non-employee member of our board of directors. Our board of directors has determined that each of the

Management

members of the compensation committee is independent under the current requirements of the Nasdaq Stock Market, SEC rules and regulations and the outside director definition of Section 162(m) of the Code. Mr. DeNino serves as the chairman of our compensation committee.

Nominating and corporate governance committee.  Our nominating and corporate governance committee is responsible for, among other things:

➢	developing, recommending and implementing a set of corporate governance principals applicable to us that shall include, at a minimum, director qualifications and responsibilities, responsibilities of key board of director committees, director compensation, director access to management and, as necessary and appropriate, independent advisors, annual board of director performance evaluations, director orientation and continuing education, and management selection and succession;

➢	developing and recommending to our board of directors, and implementing and monitoring compliance with, a code of business conduct and ethics for directors, officers and employees, and promptly disclosing any waivers for directors or executive officers;

➢	reviewing and reassessing the adequacy of such corporate governance principals and code of business conduct on an annual basis and recommending to our board of directors any changes the committee deems appropriate;

➢	overseeing and conducting the annual evaluations of the board of directors and management;

➢	identifying and recommending to our board of directors individuals qualified to become members of our board of directors;

➢	reviewing on an annual basis director compensation and benefits; and

➢	advising our board of directors on possible candidates to fill executive offices and conducting investigation of such candidates as this committee and our board of directors may deem appropriate.

Our nominating and corporate governance committee consists of Messrs. Sangiovanni-Vincentelli, DeNino and Chang, each of whom is a non-employee member of our board of directors. Our board of directors has determined that each of the members of our nominating and corporate governance committee is independent under the current requirements of the Nasdaq Stock Market. Dr. Sangiovanni-Vincentelli serves as the chairman of our nominating and corporate governance committee.

Compensation committee interlocks and insider participation

No member of our compensation committee has any interlocking or insider relationship with us that is required to be reported under the applicable rules and regulations of the SEC.

Insider trading policy and code of business conduct and ethics

Prior to completion of this offering, we will adopt an insider trading policy for all our employees (both domestic and international), executive officers, directors and consultants, a pre-clearance and blackout policy for our directors, executive officers, certain designated employees and consultants, and a code of business conduct and ethics for all employees (both domestic and international), directors and officers. These documents will be available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus. Our code of business conduct and ethics will be available on our website at www.sonicsinc.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Management

Compensation of directors

Upon the closing of this offering, non-employee and non-investor directors will be entitled to receive an option to purchase 15,625 shares of our common stock upon first becoming a director and an option to purchase 15,625 shares of our common stock annually thereafter. Non-employee and non-investor directors will also be paid an annual cash retainer of $18,000 for serving on our board of directors. In addition, a non-employee and non-investor chair of our audit committee will also receive an additional annual cash retainer of $10,000 and an option to purchase 3,125 shares of our common stock. All other non-employee and non-investor directors who serve as a member of our audit committee will receive an annual retainer of $5,000 and an option to purchase 750 shares of our common stock. Non-employee and non-investor directors will also be paid an annual cash retainer of $5,000 for serving as the chair of each of our compensation committee and nominating and corporate governance committee. The non-employee and non-investor chair of each or our compensation committee and our nominating and corporate governance committee will also receive an option to purchase 750 shares of our common stock. The exercise price of options granted to the directors shall be no less than the fair market value of the common stock on the grant date. The following table sets forth certain information concerning the compensation of our directors for fiscal 2007:

Name	Option awards(1)(2)		Total

Grant A Pierce(3)	$—		$—
Drew E Wingard(4)(13)	—		—
Joel Balbien(14)	1,801	(5)	1,801
Herbert Chang	1,801	(5)	1,801
Mark D Chen(13)	1,801	(5)	1,801
Mark J DeNino(6)	—		—
Alberto Sangiovanni-Vincentelli	127,321	(5)(7)(8)(9)	127,321
Michael Tung(10)(13)	—		—
Michael J Sophie	19,998	(11)(12)	19,998

(1)	All options granted to non-employee directors are issued pursuant to either the 1997 Plan with a vesting commencement date of December 6, 2006 and a fair market value of $14.24 per share on the grant date or the 2003 Director Plan with a vesting commencement date of March 12, 2003 and a fair market value of $4.08 per share on the grant date. For further information, please see the section entitled “Executive compensation—Employee benefit plans.”

(2)	Amounts reflect the fair value of stock options, calculated in accordance with SFAS 123R, as if it had been applied to all options, including those granted prior to the adoption of SFAS 123R. See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

Under the transitional disclosure requirements for Item 402, we report compensation using the modified prospective approach, even though we follow the prospective approach for financial reporting. Therefore, amounts disclosed in this table will include the compensation for options granted prior to April 1, 2006 that are excluded from compensation expense reported.

(3)	Mr. Pierce received no stock awards or options as compensation for his services as our director. All plan-based awards to Mr. Pierce relate to his employment by us.

(4)	Dr. Wingard received no stock awards or options as compensation for his services as our director. All plan-based awards to Dr. Wingard relate to his employment by us.

(5)	This includes an option to purchase 8,576 shares granted under the 2003 Director Plan, which were fully vested.

(6)	Mr. DeNino has received no stock awards or options as compensation for his services as our director, since he holds his directorship as a representative of an investor, TL Ventures and affiliated entities.

Management

(7)	This includes an option to purchase 12,500 shares granted on February 6, 2007, under the 1997 Plan, which were fully vested.

(8)	This includes an option to purchase 15,625 shares granted on February 6, 2007, under the 1997 Plan, which vests over four years as follows: 1/8th of the shares granted vested on June 6, 2007, and 1/48th of the shares subject to the grant vest each month thereafter.

(9)	This includes an option to purchase 750 shares granted on February 6, 2007, under the 1997 Plan, which vests over one year as follows: 1/12th of the shares granted vested on January 6, 2007 and 1/12th of the shares subject to the grant vest each month thereafter.

(10)	Mr. Tung has received no stock awards or options as compensation for his services as our director, since he holds his directorship as a representative of an investor, InveStar Capital, Inc and affiliated entities.

(11)	This includes an option to purchase 15,625 shares granted on February 6, 2007, under the 1997 Plan, which vests over four years as follows:
1/8th of the shares granted vested on June 6, 2007, and 1/48th of the shares subject to the grant vest each month thereafter.

(12)	This includes an option to purchase 3,125 shares granted on February 6, 2007, under the 1997 Plan, which vests over one year as follows: 1/12th of the shares granted vested on January 6, 2007 and 1/12th of the shares subject to the grant vest each month thereafter.

(13)	Messrs. Chen and Tung, designees of our various venture capital investors, and Mr. Wingard, one of our co-founders and our current Chief Technical Officer, resigned from our board of directors, effective December 5, 2007.

(14)	Mr. Balbien, a designee of one of our venture capital investors, resigned from our board of directors in November 2006.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following paragraphs provide an overview and analysis of our executive compensation policies and programs, the compensation decisions material to an understanding of our policies and programs and the material factors and rationale considered in making those decisions. This discussion is intended to put in context the information in the tables that follow, each of which contains detailed information on the compensation granted, earned and paid to our named executive officers.

Executive compensation philosophy and objectives

Our executive compensation program aims to attract and retain talented and experienced executives and to offer performance-based incentives that promote stockholder value. Key among those objectives is to create a performance-oriented culture such that a significant portion of each executive officer’s compensation is contingent on the achievement of corporate and individual performance goals, as determined by our compensation committee. Such goals may include corporate or individual performance against key metrics, including (1) revenue and sales, (2) operations and profitability, (3) corporate development and (4) product development, all of which were used as key corporate metrics under the Sonics Incentive Plan 2006, dated February 17, 2006 (the “2006 Executive Bonus Plan”), whereas individual performance did not affect bonuses in fiscal 2007. The 2006 Executive Bonus Plan required us to score at or above 80% in aggregate on those key corporate metrics, as determined by our board of directors, in order to receive a bonus, which included a combination of cash and options to purchase common stock for Messers. Kovacich, Mac Hale and Brinks, and a combination of cash and partial acceleration of the vesting terms of existing options to purchase common stock for Messers. Pierce and Wingard. While we scored 86% for the calendar six-month period ended June 30, 2006, we did not achieve a score at or above 80% for any subsequent period.

To achieve our compensation objectives, our compensation committee periodically benchmarks each position of our named executive officers against market data for companies in our industry with similar characteristics. To this end, we compare each component of employee compensation, including base salary, total cash and long-term incentives, to industry averages. Overall, the executive compensation program is intended to create the opportunity for total compensation that is comparable with that available to executives at other companies of similar size in comparable industries.

Competitive market review for fiscal 2007 and fiscal 2008

The market for experienced management is highly competitive in the technology industry. In seeking to attract and retain the most highly qualified executives, we compete for a pool of talent that is highly sought after by companies ranging from large and established technology companies to entrepreneurial early-stage companies.

In making its executive compensation determinations for fiscal 2007 and fiscal 2008, our compensation committee principally relied on private compensation surveys to compare our executive compensation levels and practices for comparable semiconductor companies and other technology companies, both privately and publicly held. Our compensation committee did not benchmark against any individual companies, however, but relied instead on ranges provided in these surveys. These surveys provide information on base salary and target total cash compensation for specific positions, not on a company-by-company basis. Rather, they provide the data in summary format and delineate the data based on general groups of companies segmented by geography, industry and/or company size.

Executive compensation

In evaluating the survey data, our compensation committee compared our compensation practices and levels for each compensation component, including base salary, target annual cash bonuses and equity compensation. The competitive comparisons made in this process were then used to determine appropriate levels of compensation.

Determining executive compensation

Our compensation committee has as an objective to provide for an executive compensation program that is consistent with our compensation philosophy. It reviews compensation and benefits practices and policies, reviews and approves compensation for our chief executive officer and other executive officers, including base salary, cash bonuses, equity-based awards, severance agreements and any other special or supplemental benefits or arrangements. Our compensation committee also establishes and approves performance goals and objectives for the chief executive officer and evaluates his performance against such goals and objectives. Furthermore, our compensation committee reviews and approves financial targets for our cash bonus program and approves all payouts under the plan.

Our chief executive officer also plays a significant role in determining executive compensation. He evaluates the performance of our executive officers, develops business performance guidelines and recommends salary and bonus levels and equity-based awards to the compensation committee (in each case, for officers and employees other than himself).

Our board of directors, after receiving recommendations from the compensation committee, ultimately bears the primary responsibility for approving the compensation of our named executive officers. In the future we expect our compensation committee to set the compensation for our chief executive officer.

Elements of compensation

Our compensation committee and board of directors review salaries and bonus targets for named executive officers periodically. Our compensation committee considers four factors when establishing or recommending base salaries or adjustments to base salaries:

➢	market survey data from the market in which we compete for talent;

➢	the role of the named executive at the company, compared to the benchmark job;

➢	individual performance, as measured against established objectives; and

➢	the base salaries of our other named executive officers.

Our assessment of individual performance and value to us, including that of our named executive officers, is based on:

➢	past performance by an employee in a particular role (as measured by business outcomes, achievement of targets, delivery of key metrics and accomplishment of critical goals);

➢	job-related knowledge, as demonstrated by technical proficiency and a clear understanding of our business and technology objectives; and

➢	leadership, as demonstrated by commitment, an ability to motivate and inspire, accountability to customers and to us, and working seamlessly across various functions and levels.

Our compensation committee applies such analysis in all instances in determining all facets of employee compensation (including that of key executive officers), which consists of four elements: short-term compensation, long-term incentives, benefits and change in control protection.

Executive compensation

Short-term compensation
We utilize short-term compensation, including base salary, periodic adjustments to base salary, annual cash bonuses and sales-based bonuses to motivate and reward our executive officers in accordance with our executive compensation objectives.

Base salary.  Executive responsibilities, training and experience, along with competitor compensation data and market demand, determine base executive salaries. As with total compensation, we aim to pay our executives salaries that are competitive with those of their peers with similar responsibilities at companies similar to ours. We believe that providing competitive salaries allows us to attract and retain talented and experienced executives. Our compensation committee reviews the chief executive officer’s base salary periodically and makes adjustments, from time to time, to reflect market levels, as well as individual responsibilities, performance and experience. Our compensation committee also reviews other executive officers’ base salaries periodically and recommends to our board of directors adjustments from time to time to reflect market levels, as well as individual responsibilities, performance and experience.

Variable cash compensation.  Our executive officers are eligible to receive variable cash compensation through our annual cash bonus program and, with respect to James Mac Hale, our sales incentive plan. These plans offer employees incentives to work toward specific corporate performance targets. As discussed below, we base individual bonus targets under both incentive plans on the scope of an employee’s responsibilities, as well as prior background, training and experience. We also consider compensation paid to individuals employed in similar positions in the companies represented in the compensation data we review. We believe that all employees should be rewarded for their contributions to our success.

➢	2007 Executive Bonus Plan. The Sonics Incentive Plan 2007 (the “2007 Executive Bonus Plan”) is linked to corporate and individual performance. The cash value of the bonus pool is determined by our compensation committee and approved by our board of directors. At the beginning of the fiscal year, our executive officers propose a set of goals for us. Goals may also be set for each individual executive officer. Our compensation committee works with our executive officers to arrive at these goals, which are then presented to the board of directors for approval. These goals may change from year to year as our business and company evolve and different priorities are established, but the goals remain subject to the review and approval of our board of directors. For fiscal 2008, as was the case with previous years, the compensation committee established performance goal targets, both corporate and individual, that are challenging but achievable if the company meets its financial and operational plan for the year. The goals for fiscal 2008 included corporate and individual performance against the following key metrics: (1) revenue and sales, (2) operations and profitability, (3) corporate development and(4) product development.

At the end of the fiscal year, our executive officers report progress to our compensation committee relative to the established goals. Our compensation committee then recommends to our board of directors the amount of the cash awards to be paid to each executive officer based on a review of relevant facts and circumstances including, but not limited to, performance relative to the previously established goals. Our board of directors has sole discretion to the actual cash amounts paid to each executive officer, regardless of our (or our executive officers’ individual) performance against the preset goals.

The fiscal 2008 target bonus for each of our named executive officers is as follows:

Name	Salary	Target cash bonus	Total

Grant A Pierce	$250,000	$65,000	$315,000
Martin M Kovacich	205,000	55,000	260,000
James V Mac Hale	180,000	15,000	195,000
Raymond G Brinks	205,000	55,000	260,000
Drew E Wingard	210,000	55,000	265,000

Executive compensation

The 2007 Executive Bonus Plan replaced our prior cash bonus program, the 2006 Executive Bonus Plan. Under the 2006 Executive Bonus Plan, cash bonus awards, stock options and accelerated vesting were linked to certain key corporate metrics, including (1) revenue and sales, (2) operations and profitability, (3) corporate development and (4) product development. The target bonus to be paid to our executive officers was calculated on a percentage basis for our company performance in those key metrics. Revenue and sales accounted for 60% of the overall company percentage and included measurement relative to planned revenue, as well as new design starts, pipeline development and the attainment of marquee accounts. Operations and profitability accounted for 20% of the overall company percentage and included spending and adherence to our operational plan, as well as headcount. Corporate development accounted for 10% of our company percentage and included partner development, process improvements, systems and controls, market development and corporate maturity. Finally, product development accounted for 10% of our company percentage and included advancement in the suite of products offered by us.

Under the 2006 Executive Bonus Plan, our executives received cash awards for calendar six-month periods, beginning on January 1, 2006, where the aggregate score of our performance against the established key corporate metrics, as determined by our board, was at or above 80%. We scored 86% for the calendar six-month period ended May 31, 2006. We did not achieve a score at or above 80% for any subsequent period. The differences in bonus figures among our executive officers in fiscal 2007 were due to variations in the gross-up calculations of each individual officer. In addition, Mr. Wingard received an extra bonus as a result of meeting certain patent development goals.

➢	Sales-based compensation. Employees whose work pertains to generating non-royalty revenue, including Mr. Mac Hale, participate in our sales-based incentive program. Under this arrangement, Mr. Mac Hale receives cash compensation equal to 1.0% of our net sales revenue.

Long-term compensation
We provide a significant portion of our executives’ total compensation in the form of equity compensation. Our equity compensation varies directly with each executive’s role and degree of responsibility. Through fiscal 2007, we provided long-term equity compensation to each of our executives. For fiscal 2008 and beyond, we intend to continue using stock options as long-term incentives for our executives.

➢	Stock options. Our board of directors grants stock options based upon, among other things, the recommendations of our compensation committee. These grants are generally made during regularly scheduled board meetings after review and approval by our board of directors. Stock options that we grant to the named executive officers are exercisable only after the shares vest. The stock options generally vest through continuous service, beginning with the six-month anniversary from date of employment for initial stock grants, or six months from date of grant for subsequent stock grants, and continue to vest over three and one-half years in equal monthly installments. The vesting feature is intended to ensure that the named executive officer will realize meaningful value from his option only if he remains employed with us for an extended period of time and the market price of our common stock appreciates over that time. In addition, under the 2006 Executive Bonus Plan, our board of directors granted Messrs. Pierce and Wingard partial accelerated vesting to their existing stock grants based upon the review and recommendation of our compensation committee and the achievement of certain business goals and objectives as previously determined by our board of directors. This accelerated vesting was in accordance with the 2006 Executive Bonus Plan then in effect. Our compensation committee recommended partial acceleration of vesting, including the extent of the acceleration, in lieu of additional option grants to Messrs. Pierce and Wingard, for the following reasons:

•	their existing equity ownership,

Executive compensation

•	the percentage of such equity ownership that was then subject to vesting restrictions, and

•	a good faith determination of how to best incentivize short-term and long-term performance using long-term incentives.

As of February 2006, substantially all of the shares of common stock and options to purchase shares of common stock held by Messrs. Pierce and Wingard were free from vesting restrictions, with the vesting restrictions on the remaining to expire in May 2006. In February 2006, Messrs. Pierce and Wingard received additional grants of options that were subject to vesting. Given their significant stock and option holdings as of the beginning of fiscal 2007, our board of directors determined in good faith that due to the minimal impact of incremental grants of additional options and the remaining vesting restrictions, partial acceleration of such vesting as part of the fiscal 2007 bonus for Messrs. Pierce and Wingard was the best way to incentivize their long-term and short-term performance using long-term incentives.

For our other executive officers, incremental grants of additional options significantly increased their respective equity ownership in us, which our board determined was the most effective use of long-term incentives to incentivize both short-term and long-term performance as part of their fiscal 2007 bonus awards.

The decision to award a bonus to an executive in the form of cash, options or acceleration of vesting is made on a case-by-case basis by our board of directors based on factors that may change from year to year as we continue to evolve and different priorities are established.

The exercise price per share of our stock options granted to our executive officers is equal to the fair market value per share of our common stock on the grant date. Our board of directors has set the exercise price using factors it considered appropriate, including a valuation analysis performed by FSCG. Following this offering, our board of directors will set the exercise price at the closing price of our common stock on the Nasdaq Global Market on the date of the grant.

➢	Restricted stock unit awards. The 2007 Plan, which is described under “Executive compensation—Employee benefit plans” below, provides for the grant of restricted stock unit awards. Restricted stock unit awards are contractual rights that entitle the recipient to receive one share of our common stock per award once the stock awards have vested. In general, stock awards may vest on the basis of length of service, the attainment of performance-based milestones, or a combination of both, as determined by our board of directors. The 2007 Plan provides that the board of directors may establish performance milestones based on one or more of the criteria described in the plan summary under “Executive compensation—Employee benefit plans” below.

We believe that in order to attract, motivate and retain named executive officers and other key employees, we must provide a market-competitive level of long-term incentives and link those incentives to a regular review of performance. The compensation committee considers position to market, relative weighing of role, existing grants and individual performance before making any long-term incentive award. The actual value of any such stock-based award upon exercise is solely based on the potential increase in value of our shares over time.

Benefits

We provide the following benefits to our executive officers:

➢	health, dental and vision insurance;

➢	life insurance;

➢	short- and long-term disability;

➢	401(k) plan with no company matching;

Executive compensation

➢	pre-tax health care and dependent care flexible spending accounts; and

➢	15 days of paid time off per year.

All benefits are generally provided on the same basis as we provide to other employees.

Change in control protection

We believe that providing certain benefits upon a change in control of our company is a key long-term incentive in attracting and retaining talented and experienced executives. Accordingly, in August 2007, we adopted a change in control policy for our executive officers and issued notices of stock acceleration of stock option vesting to each of our executive officers. Pursuant to the policy, all options held by our executive officers will be subject to acceleration in the event of a corporate transaction, which is defined in the 1997 Plan and the 2007 Plan, as any of the following stockholder-approved transactions to which we are a party:

➢	a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated;

➢	the sale, transfer or other disposition of all or substantially all of our assets (including the capital stock of our subsidiary corporations) in connection with the complete liquidation or dissolution of us; or

➢	any reverse merger in which we are the surviving entity but in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

Following such corporate transaction, 50% of the unvested shares for each executive officer shall become vested and exercisable if the acquirer assumes that executive officer’s options. If (1) the acquirer does not assume an executive officer’s unvested shares or (2) the executive officer’s continuous status as an executive officer is terminated by the acquirer or the successor company for other than cause or the executive officer terminates employment for good reason within 12 months after the corporate transaction, then such executive officer will receive full acceleration of all unvested options. Our change in control policy is part of our overall compensation package for our executive officers as a group. There is no negotiation of the terms on a case-by-case basis, and it does not affect the other elements of an individual executive’s overall compensation package.

Evolution of our compensation approach

Our compensation approach is necessarily tied to our stage of development and growth as a company. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve as our company and its underlying business strategy and performance expectations continue to grow and develop. Our compensation committee will continue to evaluate our compensation philosophy and make modifications to ensure an appropriate balance of compensation and incentives is maintained to drive our business.

Executive compensation

EXECUTIVE COMPENSATION TABLES

Summary compensation

The following table provides information regarding the compensation of our chief executive officer, our chief financial officer and our three other most highly compensated executive officers (the “named executive officers”), based on total compensation for fiscal 2007:

					Non-equity
				Option	incentive plan
	Fiscal year	Salary	Bonus(1)	awards(2)	compensation(3)	Total

Grant A Pierce	2007	$249,991	$2,816	$81,015	$21,500	$355,322
Chief Executive Officer and President
Martin M Kovacich	2007	205,001	3,075	77,092	15,050	300,218
Chief Financial Officer
James V Mac Hale	2007	179,999	3,075	29,650	42,503	250,531
Vice President — Sales
Raymond G Brinks	2007	205,001	3,079	74,249	15,050	297,379
Vice President — Engineering
Drew E Wingard	2007	210,000	3,575	81,015	15,050	309,640
Chief Technology Officer

(1)	Amounts pursuant to discretionary twice per year company-wide cash bonuses paid in mid-summer and December.
(2)	Amounts reflect the fair value of stock options, calculated in accordance with SFAS 123R, as if it had been applied to all options, including those granted prior to the adoption of SFAS 123R. See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.

Under the transitional disclosure requirements for Item 402, we report compensation using the modified prospective approach, even though we follow the prospective approach for financial reporting. Therefore, amounts disclosed in this table will include the compensation for options granted prior to April 1, 2006 that are excluded from compensation expense reported.

(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column are composed of cash bonuses awarded under our 2006 Executive Bonus Plan, a performance-based plan, and, in the case of Mr. Mac Hale, cash commissions pursuant to a sales-based incentive plan. All payments for the 2006 Executive Bonus Plan were made in fiscal 2007 for performance under the plan for the period from January 1, 2006 to June 30, 2006; no cash bonuses were earned for the period from July 1, 2006 to March 31, 2007, at which time the 2006 Executive Bonus Plan was terminated. All payments to Mr. Mac Hale were made in fiscal 2007 for sales made between November 2005 and December 2006.

Grants of plan-based awards

The following table sets forth certain information concerning grants of awards made to each named executive officer during fiscal 2007:

		All other option
		awards: number of	Exercise or base	Grant date fair
		securities	price of option	value of stock and
Name	Grant date	underlying options	awards	option awards(1)

Grant A Pierce(2)	2/17/2006	19,870	$0.96	$—
Martin M Kovacich(3)	10/18/2006	11,960	13.44	19,013
James V Mac Hale(3)	10/18/2006	4,622	13.44	7,349
Raymond G Brinks(3)	10/18/2006	9,907	13.44	15,756
Drew E Wingard(2)	2/17/2006	19,870	0.96	—

Executive compensation

(1)	Amounts represent the total fair value of stock options granted in fiscal 2007 calculated in accordance with SFAS 123R. See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123R values of our option awards.

(2)	These options, granted on February 17, 2006, represents the number of options that were accelerated upon the achievement of certain performance goals pursuant to the 2006 Executive Bonus Plan.

(3)	These options were granted under the terms of the 1997 Plan, pursuant to the achievement of certain performance goals as set forth under the 2006 Executive Bonus Plan, with a vesting commencement date of June 30, 2006. The grant vests as follows: 1/8th of the shares subject to the grant vested on December 30, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

Outstanding equity awards

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of March 31, 2007:

		Option awards
		Number of		Number of
		securities		securities
		underlying		underlying
		unexercised		unexercised
		options		options	Option	Option
Name	Grant date	exercisable		unexercisable	exercise price	expiration date

Grant A Pierce	7/16/2002	12,865	(1)	—	$4.08	7/16/2012
	2/17/2006	101,678	(2)	167,072	0.96	2/17/2016
Martin M Kovacich	7/30/2003	80,409	(3)	5,360	4.08	7/30/2013
	2/17/2006	38,086	(4)	102,538	0.96	2/17/2016
	10/18/2006	2,243	(5)	9,717	13.44	10/18/2016
James V Mac Hale	2/9/2006	29,167	(6)	58,333	0.96	2/9/2016
	10/18/2006	867	(7)	3,755	13.44	10/18/2016
Raymond G Brinks	12/15/2004	30,019	(8)	21,442	4.08	12/15/2014
	7/20/2005	32,164	(9)	45,028	0.56	7/20/2015
	2/17/2006	15,946	(10)	42,929	0.96	2/17/2016
	10/18/2006	1,859	(11)	8,048	13.44	10/18/2016
Drew E Wingard	7/16/2002	12,865	(12)	—	4.08	7/16/2012
	2/17/2006	101,678	(13)	167,072	0.96	2/17/2016

(1)	This option was granted under the 1997 Plan on July 16, 2002 and vested for a period of four years beginning May 21, 2002. This grant fully vested on May 21, 2006.

(2)	This option was granted under the 1997 Plan on February 17, 2006 and vests as follows: 1/8th of the shares subject to the grant vested on August 17, 2006, and 1/48th of the shares subject to the grant vest each month thereafter. This option was subject to a performance acceleration if certain criteria were met pursuant to the 2006 Executive Bonus Plan. As of June 30, 2007, vesting of 28,890 shares had been accelerated under the performance component. This option is no longer subject to this performance acceleration.

(3)	This option was granted under the 1997 Plan on July 30, 2003 and vests over four years as follows: 1/8th of the shares subject to the grant vested on December 9, 2003, and 1/48th of the shares subject to the grant vest each month thereafter.

(4)	This option was granted under the 1997 Plan on February 17, 2006 and vests over four years as follows: 1/8th of the shares subject to the grant vested on August 17, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(5)	This option was granted under the 1997 Plan on October 18, 2006 pursuant to the 2006 Executive Bonus Plan, and vests as follows: 1/8th of the shares subject to the grant vested on December 30, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(6)	This option was granted under the 1997 Plan on February 9, 2006 and vests over four years as follows: 1/8th of the shares subject to the grant vested on May 29, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

Executive compensation

(7)	This option was granted under the 1997 Plan on October 18, 2006 and vests over four years as follows: 1/8th of the shares subject to the grant vested on December 31, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(8)	This option was granted under the 1997 Plan on December 15, 2004 and vests as follows: 1/8th of the shares subject to the grant vested on May 1, 2005, and 1/48th of the shares subject to the grant vest each month thereafter.

(9)	This option was granted under the 1997 Plan on July 20, 2005 and vests as follows: 1/8th of the shares subject to the grant vested on January 20, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(10)	This option was granted under the 1997 Plan on February 17, 2006 and vests over four years as follows: 1/8th of the shares subject to the grant vested on August 17, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(11)	This option was granted under the 1997 Plan on October 18, 2006 pursuant to the 2006 Executive Bonus Plan, and vests as follows: 1/8th of the shares subject to the grant vested on December 31, 2006, and 1/48th of the shares subject to the grant vest each month thereafter.

(12)	This option was granted under the 1997 Plan on July 16, 2002 and vested for a period of four years beginning May 21, 2002. This grant fully vested on May 21, 2006.

(13)	This option was granted under the 1997 Plan on February 17, 2006 pursuant to the 2006 Executive Bonus Plan, and vests as follows: 1/8th of the shares subject to the grant vested on August 17, 2006, and 1/48th of the shares subject to the grant vest each month thereafter. This option was subject to a performance acceleration if certain criteria were met pursuant to the 2006 Executive Bonus Plan. As of June 30, 2007, vesting of 28,890 shares had been accelerated under the performance component. This option is no longer subject to this performance acceleration.

OPTION EXERCISES AND STOCK VESTED

Our named executive officers did not exercise any of their options during fiscal 2007 and did not hold any shares of restricted stock as of the end of fiscal 2007.

PENSION BENEFITS

Our named executive officers did not receive any pension benefits during fiscal 2007.

NON-QUALIFIED DEFERRED COMPENSATION

Our named executive officers did not receive any non-qualified deferred compensation during fiscal 2007.

EMPLOYMENT AGREEMENTS

Offer letter with Martin M Kovacich

In May 2003, we entered into an offer letter with Mr. Kovacich, our chief financial officer, which sets forth his initial base salary of $175,000 per year, a signing bonus of $15,000 and an initial annual target bonus equal to $25,000. Mr. Kovacich was also granted an option to purchase 85,769 shares of our common stock under the 1997 Plan, with a four year vesting schedule where 1/8th of the shares vested upon completion of six months of employment and 1/48th of the option shares vested upon the completion of each month of employment thereafter. Upon termination without cause and for reasons other than a change in control, Mr. Kovacich is entitled to receive continued base salary for a period of three months from the date of termination.

In accordance with terms set forth in the offer letter, Mr. Kovacich also entered into a change in control agreement whereby upon the event that we are acquired and as a result, his employment is terminated without cause or constructively terminated by the acquiring company during the one year period following the acquisition, Mr. Kovacich is entitled to receive continued base salary for a period of three months and the immediate vesting of 50% of the then unvested remaining shares of the option provided by the offer letter.

Executive compensation

Offer letter with Raymond G Brinks

In September 2004, we entered into an offer letter with Mr. Brinks, our vice president of engineering, which sets forth his initial base salary of $180,000 per year and a discretionary annual target bonus. Mr. Brinks was also granted an option to purchase 51,461 shares of our common stock under the 1997 Plan, with a four year vesting schedule where 1/8th of the shares vested upon completion of six months of employment and 1/48th of the option shares vested upon the completion of each month of employment thereafter.

Offer letter with Philip J Casini

In July 2004, we entered into an offer letter with Mr. Casini, our vice president of marketing and business development, which sets forth his initial base salary of $185,000 per year and an annual target bonus of $40,000. Mr. Casini was also granted an option to purchase 55,750 shares of our common stock under the 1997 Plan, with a four year vesting schedule where 1/8th of the shares vested upon completion of six months of employment and 1/48th of the option shares vested upon the completion of each month of employment thereafter.

Offer letter with James V Mac Hale

In November 2005, we entered into an offer letter with Mr. Mac Hale, our vice president, sales, which sets forth his initial base salary of $180,000 per year and a 1.0% commission on all non-royalty based revenue. Mr. Mac Hale was also granted an option to purchase 87,500 shares of our common stock under the 1997 Plan, with a four year vesting schedule where 1/8th of the shares vested upon completion of six months of employment and 1/48th of the option shares vested upon the completion of each month of employment thereafter.

Offer letter with David L O’Brien

In October 2005, we entered into an offer letter with Mr. O’Brien, our vice president of SoC design solutions, which sets forth his initial base salary of $185,000 per year and a discretionary annual target bonus. Mr. O’Brien was also granted an option to purchase 75,000 shares of our common stock under the 1997 Plan, with a four year vesting schedule where 1/8th of the shares vested upon completion of six months of employment and 1/48th of the option shares vested upon the completion of each month of employment thereafter.

EMPLOYEE BENEFIT PLANS

1997 Stock Incentive Plan

We adopted the 1997 Plan in March 1997. The 1997 Plan expired in March 2007, and no further award grants are being made under the 1997 Plan.

The 1997 Plan provided for the granting to employees of “incentive stock options” within the meaning of Section 422 of the Code and for the granting to employees, officers, directors and consultants of nonqualified stock options and restricted stock units. The 1997 Plan provided that the number of shares of our common stock that could be issued pursuant to all awards granted under the 1997 Plan would not exceed 2,815,019 shares, subject to certain limits. Of these shares, as of December 31, 2007, 307,402 shares were issued upon exercise of stock options, 68,613 shares were issued as restricted stock, of which 17,153 shares were repurchased, and 1,973,376 shares were subject to outstanding options. None of the shares available for future grant under the 1997 Plan will be available for grant under the 2007 Plan.

Executive compensation

Our board of directors administers outstanding awards under the 1997 Plan. The board may modify outstanding awards, provided that it may not impair the rights of any grantee without such grantee’s prior written consent.

Options granted under the 1997 Plan are generally not transferable by the grantee. Each option is exercisable only by such grantee. Options granted under the 1997 Plan must generally be exercised within 30 days after the end of the grantee’s service with us, or within one year after the grantee’s termination of service due to death or disability, but in no event later than the expiration of the option’s term. Under the 1997 Plan, for an employee’s initial grant, options generally vest over four years, 12.5% at the end of the first six months and monthly thereafter for the remaining three and one-half years. For subsequent grants, options generally vest ratably and monthly over a 48-month period.

The exercise price of all incentive stock options granted under the 1997 Plan was at least equal to the fair market value of the common stock on the date of the grant and the exercise price of all nonqualified stock options granted under the 1997 Plan was at least 85% of the fair market value of the common stock on the date of the grant. With respect to any grantee who, at the date of grant, owned stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option granted was at least equal to 110% of the fair market value on the grant date and the term of any incentive stock option granted to such individuals does not exceed five years. The term of all other options granted under the 1997 Plan does not exceed 10 years.

Our stock option agreements for options granted under the 1997 Plan generally provide that in the event that we merge into another corporation and the surviving corporation does not assume the options or issue substitute options, then immediately prior to such event, outstanding options will automatically accelerate and become exercisable as to the lesser of (i) 25% of the shares subject to the portion of the option that is not assumed or (ii) 1/48 of the shares subject to the portion of the option that is not assumed for each full month of the grantee’s service to us from the date of the grant until such merger. Upon the merger, unexercised options will terminate. If the surviving corporation assumes the options or issues substitute options and an employee is terminated without cause (as defined in the 1997 Plan) within six months after the merger, that employee’s options will accelerate and become exercisable as to the lesser of (i) 25% of the shares subject to the assumed portion of the option or (ii) 1/48th of the shares subject to the assumed portion of the option for each full month of the grantee’s service to us from the date of the grant until such merger.

2007 Stock Incentive Plan

The 2007 Plan was adopted by our board of directors and approved by our stockholders in April 2007. The 2007 Plan was amended in August 2007. The 2007 Plan is currently in effect. The 2007 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units or other rights or benefits under the 2007 Plan. Options granted under the 2007 Plan may be either “incentive stock options,” as defined under Section 422 of the Code, or nonqualified stock options. The 2007 Plan will terminate in 2017 unless terminated earlier pursuant to its terms.

As of December 31, 2007, 391,319 shares subject to awards were outstanding under the 2007 Plan. Shares subject to awards granted under the 2007 Plan that are cancelled, expire or are forfeited shall be available for re-grant under the 2007 Plan. None of the shares available for future grant under the 1997 Plan will be available for grant under the 2007 Plan. The number of shares reserved for issuance under the 2007 Plan is currently 625,000, and this amount will be increased on the first business day of each calendar year, beginning January 2, 2008, by a number of shares that is equal to 3% of the number of shares outstanding as of such date or a lesser number of shares determined by the administrator. Notwithstanding the foregoing, no more than 625,000 shares plus 62,500 shares of each annual increase will be issued pursuant to incentive stock options. On January 15, 2008, our board of directors affirmed an increase of 120,540 shares available for grant under the 2007 Plan.

Executive compensation

Our board of directors, or a committee composed of directors and appointed by the board of directors, administers the 2007 Plan. Grants of awards to any covered employee intended to qualify as performance-based compensation under Section 162(m) of the Code will be made only by a committee comprised of two or more independent directors.

Subject to any required action by our stockholders, the number and kind of shares covered by each outstanding award, the price per share subject to each outstanding award and the share limitations as set forth in the 2007 Plan (including the number of shares available for issuance under the 2007 Plan and the 625,000 limit per grantee per year) will each be proportionally adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our stock or any other increase or decrease in the number of issued shares of our stock effected without receipt of consideration by us.

Awards granted under the 2007 Plan are generally not transferable by the grantee other than by will, the laws of descent and distribution or pursuant to a domestic relations order to members of the grantee’s immediate family, and may be exercised during the grantee’s lifetime only by the grantee. Awards granted under the 2007 Plan must generally be exercised within three months after the end of the grantee’s status as our employee, director or consultant, or within 12 months after the grantee’s termination due to death or disability, but in no event later than the expiration of the award’s term.

The maximum number of shares with respect to which options and stock appreciation rights may be granted to any grantee in any calendar year is 625,000 shares, except that in connection with his or her commencement of service with us, a grantee may be granted options and stock appreciation rights for up to an additional 625,000 shares during the year in which such service commences. The 2007 Plan includes the following performance criteria that may be considered by the administrator when granting performance-based awards:

➢	increase in share price;

➢	earnings per share;

➢	total stockholder return;

➢	return on equity;

➢	return on assets;

➢	return on investment;

➢	net operating income;

➢	cash flow;

➢	revenue;

➢	economic value added;

➢	personal management objectives; or

➢	any other measure of performance selected by the plan administrator.

The exercise price of all options granted under the 2007 Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any grantee who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option must equal at least 110% of the fair market value on the grant date and, in the case of an incentive stock option, must have a term not exceeding five years. The term of all other awards granted under the 2007 Plan may not exceed 10 years. The exercise or purchase price, if any, of any award intended to qualify as performance-based compensation (as defined in the 2007 Plan) must be equal to at least 100% of the fair market value on the grant date.

Executive compensation

The administrator may grant awards of restricted stock or restricted stock units as payment of a bonus or as otherwise determined by the administrator. The terms and conditions of such an award will be contained in an award agreement. Shares may be granted under the 2007 Plan as restricted stock unit awards without requiring the grantee to pay us any amount for the common stock subject to the award. Vesting and the lapse of restrictions on such awards may be conditioned upon the satisfaction of certain service requirements or the achievement of performance goals determined by the administrator. Grantees of restricted stock may have certain rights and restrictions as determined by the administrator.

The 2007 Plan provides for the grant of stock appreciation rights (“SARs”). A SAR entitles the grantee to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement. The grant and/or vesting of a SAR may be made contingent upon the satisfaction of certain service requirements or the achievement of objective performance conditions.

Generally, in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar corporate transaction as determined by our board of directors or compensation committee, any or all outstanding awards may be assumed, or substituted. In the event such successor corporation (if any) does not assume or substitute awards, our stock option agreement provides that the vesting with respect to such awards generally will accelerate so that the awards will be vested, exercisable, and released from any restrictions on transfer and repurchase or forfeiture rights, as to the lesser of (i) 25% of the shares subject to the portion of the award that is not assumed or (ii) 1/48th of the shares subject to the portion of the award that is not assumed for each full month of the grantee’s service to us from the date of the grant until such corporate transaction. If the surviving corporation assumes the awards or issues substitute awards and an employee is terminated without cause (as defined in the 2007 Plan), or the employee terminates for good reason (also as defined in the 2007 Plan), within six months after the corporate transaction, that employee’s award will generally accelerate, become exercisable and be released from any restrictions on transfer and repurchase or forfeiture rights as to the lesser of (i) 25% of the shares subject to the assumed portion of the award or (ii) 1/48th of the shares subject to the assumed portion of the award for each full month of the employee’s service to us from the date of the grant until such corporate transaction.

Any award which is not assumed or substituted and is not exercised prior to consummation of a corporate transaction will terminate upon the consummation of the corporate transaction.

Our board of directors may amend, alter or discontinue the 2007 Plan. However, we will obtain stockholder approval for any amendment to the 2007 Plan to the extent necessary to comply with applicable laws and Nasdaq Stock Market listing requirements. Generally, no such action by our board of directors or stockholders may alter or impair any outstanding award without the consent of the holder. In addition, no amendment shall be made that would reduce the exercise price of outstanding options without the written consent of the stockholders.

2007 Employee Stock Purchase Plan

In August 2007, our board of directors adopted, and our stockholders approved, the 2007 Employee Stock Purchase Plan (the “Purchase Plan”). A total of 125,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions, and it will become effective on the first day on which price quotations are available for our common stock on the Nasdaq Global Market. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Although the Purchase Plan has been approved by the stockholders, it will not become operative until the completion of this offering.

Executive compensation

Our compensation committee administers the Purchase Plan, and it has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Code. Persons are eligible to participate in the Purchase Plan if they work more than 20 hours per week, are employed for more than five months in a calendar year and are not prohibited by laws of foreign jurisdiction that prohibits or makes impractical the participation of such employee in the Purchase Plan. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary or such employee’s rights to purchase stock accrue at a rate which exceeds $25,000 worth of stock for each calendar year in which such option is outstanding. Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

The Purchase Plan provides for consecutive six-month offering periods. At such time, if any, that the Purchase Plan becomes operative, the offering periods will start on the first trading day after either February 1 or August 1 of each year, except for the first offering period which will commence on the first business day on which price quotations for our common stock are available on the Nasdaq Global Market.

The Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant’s compensation, up to a maximum of $25,000 per year, and up to a maximum of 625 shares per purchase period. Compensation includes regular salary payments and incentive compensation and other compensation as determined from time to time by the board of directors, but excludes all other payments including overtime bonuses, annual awards, other incentive payments, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation and contributions among others. Initially, all eligible employees will participate in the Purchase Plan at the 10% level. Immediately after completion of this offering they may elect to lower their percentage.

Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the last trading day of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment.

In the event of a merger or other corporate transaction, each option under the Purchase Plan shall be assumed by the successor corporation or its affiliates, unless the administrator, in its sole discretion and in lieu of assumption, determines to shorten the offer period. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the administrator. In exercising its discretion, the administrator could terminate the Purchase Plan after notice to participants.

2003 Non-Employee Director Stock Option Plan

The 2003 Director Plan was adopted by our board of directors on May 15, 2002 and approved by our stockholders on September 30, 2003. The 2003 Director Plan is currently in effect and only awards nonqualified stock options to our non-employee directors, consultants and certain venture capital entities which have appointed a non-employee director to our board of directors. As of December 31, 2007, we had 85,769 shares reserved for issuance under the 2003 Director Plan, of which 42,880 shares were outstanding and 34,313 shares remained available for future option grants. We have not made grants of options under the 2003 Director Plan since September 2003. The 2003 Director Plan will terminate in 2013 unless terminated earlier pursuant to its terms.

Executive compensation

Our board of directors, or a committee composed of directors and appointed by the board of directors, administers the 2003 Director Plan and following this offering, the administrator will be a committee constituted in such manner as to satisfy applicable laws and to permit grants to be exempt from Section 16(b) of the Exchange Act.

The 2003 Director Plan provides for a grant of an option to purchase 8,576 shares of common stock to each eligible venture capital director (or in the discretion of the administrator, to the venture capital entity who has appointed the venture capital director) who first becomes a member of our board of directors. (The same option grant was made to each venture capital director on the board at the time the 2003 Director Plan was adopted.) The option will vest with respect to 1/8th of the shares subject to the option six (6) months after the grant date and an additional 1/48th of the shares subject to the option will vest on each monthly anniversary of the grant date thereafter (becoming fully vested 4 years after the grant date). The option exercise price will not be less than 100% of fair market value as of the date of grant.

Subject to any required action by our stockholders, the number of shares covered by each outstanding award, the price per share subject to each outstanding award and the share limitations as set forth in the 2003 Director Plan will each be proportionally adjusted for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our stock, or any other increase or decrease in the number of issued shares of our stock effected without receipt of consideration by us.

Awards granted under our 2003 Director Plan are transferable by the grantee by will and by the laws of descent and distribution and to the extent in the manner authorized by the administrator. The term of the option will be stated in the applicable individual option agreement.

Generally, in the event of a merger or consolidation in which we are not the surviving corporation, the sale of substantially all of our assets, the acquisition, sale, or transfer of a controlling interest of our outstanding shares by tender offer or similar corporate transaction as determined by our board of directors or compensation committee, any or all outstanding options may be assumed or substituted. In the event such successor corporation (if any) does not assume or substitute options, our stock option agreement provides that the vesting with respect to such options generally will accelerate so that the options will be vested and exercisable as to the lesser of (i) 25% of the shares subject to the portion of the option that is not assumed or (ii) 1/48th of the shares subject to the portion of the option that is not assumed for each full month of the non-employee director’s service to us from the date of the grant until such corporate transaction. If the surviving corporation assumes the options or issues substitute options and a non-employee director’s service is terminated voluntarily or involuntarily within six months after the corporate transaction, that non-employee director’s option will generally accelerate and become exercisable as to the lesser of (i) 25% of the shares subject to the assumed portion of the option or (ii) 1/48th of the shares subject to the assumed portion of the option for each full month of the non-employee director’s service to us from the date of the grant until such corporate transaction.

Any option which is not assumed or substituted and is not exercised prior to consummation of a corporate transaction will terminate upon the consummation of the corporate transaction.

The board of directors may amend, alter or discontinue the 2003 Director Plan. Generally, no such action by the board of directors or stockholders may alter or impair any outstanding award without the consent of the holder.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Participating employees may elect to reduce their compensation and have the amount

Executive compensation

of the reduction contributed to the 401(k) Plan. We do not match employee contributions. Employee contributions are fully vested when contributed.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Pursuant to our change in control policy, our executive officers are eligible for acceleration of unvested stock options in the event of a corporate transaction. The 1997 Plan and the 2007 Plan define a corporate transaction as any of the following stockholder-approved transactions to which we are a party:

➢	a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated;

➢	the sale, transfer or other disposition of all or substantially all of our assets (including the capital stock of our subsidiary corporations) in connection with the complete liquidation or dissolution of us; or

➢	any reverse merger in which we are the surviving entity but in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

We used these particular corporate transactions as a triggering event for our change in control policy because they are transactions that result in our executive officers and board of directors losing control over our management and direction. Following a corporate transaction, our executive officers will receive acceleration equal to (1) 50% of unvested shares upon a change in control where the 1997 Plan and the 2007 Plan is assumed or (2) 100% of unvested shares upon a change in control where the 1997 Plan and the 2007 Plan are not assumed or the individual executive is terminated within 12 months of the change in control. See “Executive compensation — Elements of compensation.”

Potential payments and benefits descriptions

Grant A Pierce

Under the terms of our change in control policy, the 1997 Plan and the benefits provided to our executive officers, Mr. Pierce is eligible for certain payments and benefits upon the termination of his employment or certain change in control events, as described above. The following table shows such potential payments and benefits as if Mr. Pierce’s employment terminated or other vesting acceleration event occurred on March 31, 2007:

			Change in control
			and acquirer
Executive	Change in control	Change in control	assumes and
benefits and	and acquirer	and acquirer does	employee is
payments	assumes(1)(2)	not assume(1)(3)	terminated(1)(4)	Death	Disability

Compensation	$—	$—	$—	$50,000	$—
Long term incentive compensation:
Stock options
Benefits and perquisites:
Accrued vacation	—	—	38,993	38,993	—
Short term disability(5)	—	—	—	—	26,000
Long term disability(5)	—	—	—	—	72,000

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year except for the stock options line item, for which the dollar amount is the in-the-money value as measured against the expected initial public offering price per share of all stock options accelerated assuming the applicable event had occurred.

Executive compensation

(2)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options that are unvested as of March 31, 2007.

(3)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company does not assume the individual’s options that are unvested as of March 31, 2007.

(4)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options but the employee is terminated by the successor company or the company other than for cause.

(5)	Includes potential disability payments for the one-year period following the applicable event.

Martin M Kovacich

Under the terms of our change in control policy, the 1997 Plan, Mr. Kovacich’s offer letter and the benefits provided to our executive officers, Mr. Kovacich is eligible for certain payments and benefits upon the termination of his employment or certain change in control events, as described above. The following table shows such potential payments and benefits as if Mr. Kovacich’s employment terminated or other vesting acceleration event occurred on March 31, 2007:

				Change in control
	Termination			and acquirer
Executive	without cause	Change in control	Change in control	assumes and
benefits and	and without a	and acquirer	and acquirer does	employee is
payments	change in control	assumes(1)(2)	not assume(1)(3)	terminated(1)(4)	Death	Disability

Compensation(5)	$50,455	$50,455	$50,455	$50,455	$50,000	$—
Long term incentive compensation:
Stock options	—
Benefits and perquisites:
Accrued vacation	—	—	—	24,405	24,405	—
Short term disability(6)	—	—	—	—	—	26,000
Long term disability(6)	—	—	—	—	—	72,000

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year except for the stock options line item, for which the dollar amount is the in-the-money value as measured against the expected initial public offering price per share of all stock options accelerated assuming the applicable event had occurred.

(2)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options that are unvested as of March 31, 2007.

(3)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company does not assume the individual’s options that are unvested as of March 31, 2007.

(4)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options but the employee is terminated by the successor company or the company other than for cause.

(5)	In accordance with terms set forth in the offer letter, upon the event that the company is acquired and as a result, his employment is terminated without cause or constructively terminated by the acquiring company during the one year period following the acquisition, Mr. Kovacich is entitled to receive continued base salary for a period of three months.

(6)	Includes potential disability payments for the one-year period following the applicable event.

Executive compensation

James V Mac Hale

Under the terms of our change in control policy, the 1997 Plan and the benefits provided to our executive officers, Mr. Mac Hale is eligible for certain payments and benefits upon the termination of his employment or certain change in control events, as described above. The following table shows such potential payments and benefits as if Mr. Mac Hale’s employment terminated or other vesting acceleration event occurred on March 31, 2007:

			Change in control
			and acquirer
Executive	Change in control	Change in control	assumes and
benefits and	and acquirer	and acquirer does	employee is
payments	assumes(1)(2)	not assume(1)(3)	terminated(1)(4)	Death	Disability

Compensation	$—	$—	$—	$50,000	$—
Long term incentive compensation:
Stock options
Benefits and perquisites:
Accrued vacation	—	—	14,092	14,092	—
Short term disability(5)	—	—	—	—	26,000
Long term disability(5)	—	—	—	—	72,000

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year except for the stock options line item, for which the dollar amount is the in-the-money value as measured against the expected initial public offering price per share of all stock options accelerated assuming the applicable event had occurred.

(2)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options that are unvested as of March 31, 2007.

(3)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company does not assume the individual’s options that are unvested as of March 31, 2007.

(4)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options but the employee is terminated by the successor company or the company other than for cause.

(5)	Includes potential disability payments for the one-year period following the applicable event.

Raymond G Brinks

Under the terms of our change in control policy, the 1997 Plan and the benefits provided to our executive officers, Mr. Brinks is eligible for certain payments and benefits upon the termination of his employment or certain change in control events, as described above. The following table shows such potential payments and benefits as if Mr. Brinks’ employment terminated or other vesting acceleration event occurred on March 31, 2007:

			Change in control
			and acquirer
Executive	Change in control	Change in control	assumes and
benefits and	and acquirer	and acquirer does	employee is
payments	assumes(1)(2)	not assume(1)(3)	terminated(1)(4)	Death	Disability

Compensation	$—	$—	$—	$50,000	$—
Long term incentive compensation:
Stock options
Benefits and perquisites:
Accrued vacation	—	—	6,475	6,475	—
Short term disability	—	—	—	—	26,000
Long term disability	—	—	—	—	72,000

Executive compensation

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year except for the stock options line item, for which the dollar amount is the in-the-money value as measured against the expected initial public offering price per share of all stock options accelerated assuming the applicable event had occurred.

(2)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options that are unvested as of March 31, 2007.

(3)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company does not assume the individual’s options that are unvested as of March 31, 2007.

(4)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options but the employee is terminated by the successor company or the company other than for cause.

(5)	Includes potential disability payments for the one-year period following the applicable event.

Drew E Wingard

Under the terms of our change in control policy, the 1997 Plan and the benefits provided to our executive officers, Mr. Wingard is eligible for certain payments and benefits upon the termination of his employment or certain change in control events, as described above. The following table shows such potential payments and benefits as if Dr. Wingard’s employment terminated or other vesting acceleration event occurred on March 31, 2007:

			Change in control
			and acquirer
Executive	Change in control	Change in control	assumes and
benefits and	and acquirer	and acquirer does	employee is
payments	assumes(1)(2)	not assume(1)(3)	terminated(1)(4)	Death	Disability

Compensation	$—	$—	$—	$50,000	$—
Long term incentive compensation:
Stock options
Benefits and perquisites:
Accrued vacation	—	—	32,754	32,754	—
Short term disability	—	—	—	—	26,000
Long term disability	—	—	—	—	72,000

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year except for the stock options line item, for which the dollar amount is the in-the-money value as measured against the expected initial public offering price per share of all stock options accelerated assuming the applicable event had occurred.

(2)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options that are unvested as of March 31, 2007.

(3)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company does not assume the individual’s options that are unvested as of March 31, 2007.

(4)	Pursuant to the terms of the 1997 Plan, this column will apply if the acquiring company assumes the individual’s options but the employee is terminated by the successor company or the company other than for cause.

(5)	Includes potential disability payments for the one-year period following the applicable event.

Limitations on director and officer liability and indemnification

The following description references our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon completion of this offering. Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by

Executive compensation

Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

➢	any breach of their duty of loyalty to the corporation or its stockholders;

➢	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

➢	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

➢	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification. We carry directors’ and officers’ liability insurance.

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed above under “Management” and “Executive compensation” the following is a description of transactions since April 1, 2004, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them had or will have a direct or indirect material interest. All transactions with related parties, as indicated below, were considered by our board of directors and approved by a majority of the disinterested directors.

TRANSACTIONS WITH OCP-IP

Dr. Wingard, our chief technology officer, secretary and a former director, serves as the director and secretary of the OCP-IP. We pay annual membership fees of $100,000 to, and license certain technology rights from, OCP-IP. In exchange, we derive certain marketing benefits from our relationship with OCP-IP.

PREFERRED STOCK ISSUANCES

On December 12, 2005, we sold 1,246,092 shares of Series D preferred stock at $8.00 per share and issued warrants to purchase 631,247 shares of Series D preferred stock with an exercise price of $8.00 per share. Each share of Series D preferred stock will be converted into one share of our common stock simultaneously with the closing of this offering. The investors in this transaction included, among others, the following principal stockholders: TL Ventures V Interfund L.P. (3,187 shares and warrant to purchase 1,593 shares), TL Ventures V L.P. (184,312 shares and warrant to purchase 92,156 shares) and Smart Technology Ventures III SBIC, L.P. (93,750 shares and warrant to purchase 46,875 shares). Mr. DeNino, a member of our board of directors, is a managing director of TL Ventures, which is affiliated with TL Ventures V Interfund L.P. and TL Ventures V L.P. Mr. DeNino disclaims beneficial ownership of such shares other than his beneficial interest in the partnerships. Mr. Joel Balbien, a former member of our board of directors, was a principal partner of Smart Technology Ventures, a member of Smart Technology Ventures III SBIC, L.P., at the time of this transaction.

On January 13, 2006, we sold an additional 168,750 shares of Series D preferred stock at $8.00 per share and issued warrants to purchase 84,375 shares of Series D preferred stock with an exercise price of $8.00 per share. Each share of Series D preferred stock will be converted into one share of our common stock simultaneously with the closing of this offering. The investors in this transaction included, among others, the following principal stockholders: Easton Hunt Capital Partners, L.P. (125,000 shares and warrant to purchase 62,500 shares) and Smart Technology Ventures III SBIC, L.P. (43,750 shares and warrant to purchase 21,875 shares). Mr. Balbien, a former member of our board of directors, was a principal partner of Smart Technology Ventures, a member of Smart Technology Ventures III SBIC, L.P., at the time of this transaction. Mr. Mark Chen, a former member of our board of directors, was an affiliate of Easton Hunt Capital Partners, at the time of this transaction.

GUARANTEED BANK LOAN

In February 2004, we entered into a Loan and Security Agreement with Silicon Valley Bank to provide a credit facility, the repayment of which was guaranteed by certain of our investors (“Guaranteed Bank Loan”). On March 25, 2004, we obtained guarantees of $1.0 million from each of three investors through their affiliate funds, bringing the total available to us to $3.0 million.

Upon inception of the Guaranteed Bank Loan in February 2004, we borrowed $1.0 million at an effective interest rate of 27.0%. From April 1, 2004 to January 10, 2005, we increased borrowings

Certain relationships and related party transactions

under the Guaranteed Bank Loan separately by $1.5 million at an effective interest rate of 12.8% and $426,000 at an effective interest rate of 11.2%, totaling the amount to approximately $3.0 million, which amount was outstanding as of the end of fiscal 2005.

In connection with the Guaranteed Bank Loan, we issued to the guarantors a series of warrants to purchase Series C preferred stock for $11.66 per share (the “Guarantor Warrants”). The Guarantor Warrants comprised a warrant for the number of shares equal to 5% of the aggregate commitment of $3.0 million divided by the per share purchase price of the Series C preferred stock and a warrant for the number of shares equal to 45% of the amounts actually borrowed divided by the per share purchase price of the Series C preferred stock. The guarantors in this transaction included the following principal stockholders: TL Ventures V Interfund L.P. (received warrants to purchase 3,727 shares), TL Ventures V L.P. (received warrants to purchase 34,802 shares), TL Ventures V Interfund (received warrants to purchase 121 shares), TL Ventures Interfund L.P. (received warrants to purchase 3,281 shares), Easton Hunt Capital Partners (received warrants to purchase 41,935 shares), Smart Technology Ventures III SBIC, L.P. (received warrants to purchase 41,917 shares). Mr. DeNino, a member of our board of directors, is a managing director of TL Ventures, which is affiliated with TL Ventures V Interfund L.P., TL Ventures Interfund L.P., TL Ventures V Interfund and TL Ventures V L.P. Mr. DeNino disclaims beneficial ownership of such shares other than his beneficial interest in the partnerships. Mr. Chen, a former member of our board of directors, was an affiliate of Easton Hunt Capital Partners, at the time of this transaction. Mr. Balbien, a former member of our board of directors, was an affiliate of Smart Technology Ventures III SBIC, L.P., at the time of this transaction. As part of the Series D preferred stock sale, Guarantor Warrants for 125,805 shares of Series C preferred stock were cancelled as a condition for the guarantors’ participation in the Series D preferred stock sale.

GUARANTEED BRIDGE LOAN

In April 2005, we completed a $725,000 extension to the Guaranteed Bank Loan (the “Guaranteed Bridge Loan”), bringing the total credit available under the Guaranteed Bank Loan to approximately $3.7 million. Upon closing of the Guaranteed Bridge Loan, we borrowed $713,000 at an effective interest rate of 9.7%. The Guaranteed Bridge Loan bore interest at the greater of the bank’s prime rate, or 5.75%, and matured January 2007.

In December 2005, we used a portion of the proceeds of the Series D preferred stock sale to extinguish both the Guaranteed Bank Loan and the Guaranteed Bridge Loan, resulting in the release of the bank’s continuing security interest in all of our assets and the corresponding release of the guarantors from their unconditional guaranty agreements.

In connection with the Guaranteed Bridge Loan, Smart Technology Ventures III SBIC, L.P., one of the guarantors of the Guaranteed Bank Loan, guaranteed $100,000 of the $725,000 Guaranteed Bridge Loan. In connection with the sale of our Series D preferred stock, and as a result of having provided this guarantee, Smart Technology Ventures III SBIC, L.P. was permitted to purchase 12,500 shares of our Series D preferred stock at a purchase price of $8.00 per share and received warrants to purchase 6,250 shares of our Series D preferred stock at an exercise price of $8.00 per share, which resulted in Smart Technology Ventures III SBIC, L.P. acquiring, in aggregate, 93,750 shares and warrants to purchase 46,875 shares of our Series D preferred stock on December 12, 2005. Mr. Balbien, a former member of our board of directors, was an affiliate of Smart Technology Ventures III SBIC, L.P., at the time of this transaction.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS WITH EXECUTIVE OFFICERS

We have entered into employment and change-in-control arrangements with certain of our executive officers as described under the caption “Executive compensation—Employment agreements” and “Executive compensation—Potential payments upon termination or change in control.”

Certain relationships and related party transactions

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. Further, prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. For further information, see “Management—Limitations on director and officer liability and indemnification.”

STOCK OPTION GRANTS

Certain common stock option grants made in fiscal 2007 to our directors and executive officers and related equity award policies are described in this prospectus under the captions “Management” and “Executive compensation.” In addition, pursuant to our director and executive officer compensation policies or other arrangements, we granted the following options to certain executive officers in fiscal 2005 and 2006:

Philip J Casini

➢	On July 21, 2004, an option to purchase 55,750 shares of our common stock was granted at an exercise price of $4.08 per share.

➢	On February 17, 2006, an option to purchase 69,250 shares of our common stock was granted at an exercise price of $0.96 per share.

➢	On October 18, 2006, an option to purchase 6,603 shares of our common stock was granted at an exercise price of $13.44 per share.

➢	On August 17, 2007, an option to purchase 12,500 shares of our common stock was granted at an exercise price of $14.24 per share.

David L O’Brien

➢	On February 9, 2006, an option to purchase 75,000 shares of our common stock was granted at an exercise price of $0.96 per share.

➢	On October 18, 2006, an option to purchase 3,962 shares of our common stock was granted at an exercise price of $13.44 per share.

➢	On August 17, 2007, an option to purchase 18,750 shares of our common stock at an exercise price of $14.24 per share.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Following this offering, any transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 will be reviewed and approved by our audit committee. All of our directors, executive officers and employees are required to report to our audit committee any related party transaction. In approving or rejecting the proposed transaction, our policy requires that our audit committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our policy requires that our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Principal and selling stockholders

The following table presents the beneficial ownership of our common stock as of December 31, 2007, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

➢	each person or entity known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

➢	each of our directors;

➢	each of our named executive officers;

➢	all of our directors and current executive officers as a group; and

➢	other selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants to purchase preferred stock held by that person that are currently exercisable or exercisable within 60 days of December 31, 2007 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 9,462,402 shares outstanding as of December 31, 2007, which assumes the conversion of all outstanding shares of our preferred stock into an aggregate of 5,444,368 shares of common stock that will occur immediately prior to the closing of this offering, and           shares outstanding immediately after this offering, but does not include any unexercised options and warrants.

Unless otherwise indicated, the address of each executive officer, director and beneficial owner holding more than 5% of our outstanding shares of common stock listed in the table below is c/o Sonics, Inc., 890 North McCarthy Boulevard, Suite 200, Milpitas, CA, 95035.

	Shares beneficially			Shares beneficially
	owned prior to		Number of	owned after
	the offering		shares	the offering
Name of beneficial owner	Number	Percent	offered	Number	Percent

5% stockholders and affiliates:
Entities affiliated with InveStar Capital, Inc.(1)	1,542,598	16.3%
Entities affiliated with TL Ventures(2)	1,168,963	12.2%
Smart Technology Ventures III SBIC, LLP(3)	1,085,390	11.4%
Easton Hunt Capital Partners, L.P.(4)	802,898	8.4%

Executive officers and directors:
Grant A Pierce(5)	606,935	6.3%
Drew E Wingard(6)	606,935	6.3%
Martin M Kovacich(7)	163,955	1.7%
Raymond G Brinks(8)	127,578	1.3%
Philip J Casini(9)	88,883	*
James V Mac Hale(10)	53,724	*
David L O’Brien(11)	46,183	*

Principal and selling stockholders

	Shares beneficially			Shares beneficially
	owned prior to		Number of	owned after
	the offering		shares	the offering
Name of beneficial owner	Number	Percent	offered	Number	Percent

Herbert Chang(1)(12)	1,551,174	16.4%
Mark J DeNino(2)	1,168,963	12.2%
Alberto Sangiovanni-Vincentelli(13)	43,537	*
Michael J Sophie(14)	7,683	*
All directors and executive officers as a group (11 persons)(15)	4,465,550	43.2%

Other selling stockholders:
Entities affiliated with JAFCO America Ventures, Inc.(16)	45,872	*
Entities affiliated with Newlight Management(17)	363,325	3.8%
Entities affiliated with Spinnaker Venture Management I, LLC(18)	222,702	2.4%
Entities affiliated with Globespan Capital Partners(19)	459,373	4.9%
Entities affiliated with Bokwang Investment Corporation(20)	187,500	2.0%
Crystal Technology Venture Capital Investment Corp.	28,589	*
Entities affiliated with HanTech International Venture Capital Corporation(21)	187,976	2.0%
SVIC No. 4 New Technology Business Investment L.L.P.(22)	468,750	4.9%
Partners for Growth, L.P.(23)	237,196	2.5%
North America Venture Fund, L.P.	114,359	1.2%
LB I Group Inc.	37,361	*
Xilinx, Inc.	85,769	*
Cadence Design Systems, Inc.	428,849	4.5%
East Gate Private Equity Fund III, L.P.(24)	281,250	2.9%
MESBIC Ventures, Inc.(25)	193,381	2.0%
Toshiba Corporation	171,539	1.8%
Entities affiliated with Powerworld Fund(26)	28,588	*
SVB Financial Group(27)	5,146	*

*	Less than 1%

(1)	Includes (a) 670,538 shares held by VCFA Growth Partners, L.P., (b) 541,906 shares held by InveStar Semiconductor Development Fund, Inc. (II) LDC, (c) 230,405 shares held by InveStar Semiconductor Development Fund, Inc. and (d) 99,749 shares held by ForeFront Venture Partners, L.P. (together, the “Funds”). InveStar Capital, Inc. acts as investment advisor and/or general partner of the Funds and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, InveStar Capital Inc. may be deemed to beneficially own the shares held by each such entity. InveStar Capital Inc. expressly disclaims such beneficial ownership. In addition, Herbert Chang is a general partner of InveStar Capital, Inc. and therefor may be deemed to beneficially own the shares held by it and related funds. Herbert Chang expressly disclaims such beneficial ownership. InveStar Capital, Inc. exercises voting control and dispositive authority over shares held by entities with respect to which it acts as investment advisor or of which it is a general partner. The address of InveStar Capital, Inc. is 24F, No. 76, Sec. 2, Dunhua South Road, Da-an District, Taipei, Taiwan.

Principal and selling stockholders

(2)	Includes (a) 1,048,505 shares and a warrant to purchase 92,156 shares exercisable by TL Ventures V L.P. within 60 days of December 31, 2007, (b) 18,133 shares and a warrant to purchase 1,593 shares exercisable by TL Ventures V Interfund L.P. within 60 days of December 31, 2007 and (c) 8,576 shares held by TL Ventures Holding Company L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and the general partner of TL Ventures V Interfund L.P. TL Ventures Holding Company L.P.’s general partner is TL Ventures Holding Company Manager LLC. TL Ventures V LLC’s members are Robert E Keith, Jr., Gary J Anderson, Mark J DeNino and C. Christopher Moller who may be deemed to have shared voting and dispositive power over the shares held by TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures Holding Company LLC’s members are Robert E Keith, Jr., Mark J DeNino and C. Christopher Moller who may be deemed to have shared voting and dispositive power over the shares held by TL Ventures Holding Company L.P. TL Ventures V LLC, TL Ventures Holding Company Manager LLC and Mark J DeNino disclaims beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein. The address of TL Ventures is 435 Devon Park Drive, 700 Building, Wayne, PA 19087.

(3)	Includes 1,016,640 shares and warrants to purchase 68,750 shares exercisable within 60 days of December 31, 2007. Smart Technology Ventures acts as investment advisor and/or managing member of Smart Technology Ventures III SBIC, L.P. and as a result may be deemed to share voting and/or investment control over the shares held by such entity. As a result, Smart Technology Ventures may be deemed to beneficially own the shares held by such entity. Smart Technology Ventures expressly disclaims such beneficial ownership. Smart Technology Ventures exercises voting control and dispositive authority over shares held by entities with respect to which it acts as investment advisor or of which it is a general partner. The address of Smart Technology Ventures is 1801 Century Park West, 5th Floor, Los Angeles, CA 90067.

(4)	Includes 740,398 shares held and a warrant to purchase 62,500 shares exercisable within 60 days of December 31, 2007. EHC, Inc. is the general partner of EHC GP, LP which is the general partner of Easton Hunt Capital Partners, L.P. EHC, Inc. as the general partner of the general partner of Easton Hunt Capital Partners, L.P. may be deemed to share voting and/or investment control over the shares held by it. As a result, EHC, Inc. may be deemed to beneficially own the shares held by Easton Hunt Capital Partners, L.P. The address of Easton Hunt Capital Partners is 767 Third Avenue, 7th Floor, New York, NY 10017.

(5)	Includes outstanding options to purchase 178,086 shares exercisable within 60 days of December 31, 2007.

(6)	Includes outstanding options to purchase 178,086 shares exercisable within 60 days of December 31, 2007.

(7)	Includes outstanding options to purchase 163,955 shares exercisable within 60 days of December 31, 2007.

(8)	Includes outstanding options to purchase 127,578 shares exercisable within 60 days of December 31, 2007.

(9)	Includes outstanding options to purchase 88,883 shares exercisable within 60 days of December 31, 2007.

(10)	Includes outstanding options to purchase 53,724 shares exercisable within 60 days of December 31, 2007.

(11)	Includes outstanding options to purchase 46,183 shares exercisable within 60 days of December 31, 2007.

(12)	Includes outstanding options to purchase 8,576 shares exercisable within 60 days of December 31, 2007.

(13)	Includes outstanding options to purchase 26,384 shares exercisable within 60 days of December 31, 2007. It also includes 17,153 shares held by Rosa Sangiovanni-Vincentelli, Alberto Sangiovanni-Vincentelli’s mother, and as a result may be deemed to share voting and/or investment control over the shares owned by Ms. Sangiovanni-Vincentelli. Dr. Sangiovanni-Vincentelli expressly disclaims such beneficial ownership.

(14)	Includes outstanding options to purchase 7,683 shares exercisable within 60 days of December 31, 2007.

(15)	Includes outstanding options to purchase 879,138 shares exercisable within 60 days of December 31, 2007.

(16)	Includes (a) 27,472 shares held by JAFCO Co., Ltd., (b) 9,200 shares held by JAFCO G-7 (A) Investment Enterprise Partnership and (c) 9,200 shares held by JAFCO G-7 (B) Investment Enterprise Partnership (the “JAFCO Funds”). JAFCO America Ventures, Inc. acts as investment advisor and/or managing member of the JAFCO Funds and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, JAFCO America Ventures, Inc. may be deemed to beneficially own shares held by each such entity. JAFCO America Ventures, Inc. expressly disclaims such beneficial ownership.

(17)	Includes (a) 22,425 shares and a warrant to purchase 6,650 shares exercisable by Newlight Associates II-E LP within 60 days of December 31, 2007, (b) 48,940 shares and a warrant to purchase 14,512 exercisable by Newlight Associates II (BVI) LP within 60 days of December 31, 2007, and (c) 229,461 shares and a warrant to purchase 41,337 shares exercisable by Newlight Associates II, LP within 60 days of December 31, 2007 (the “Newlight Funds”). Newlight Management acts as investment advisor and/or managing member of the Newlight Funds and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, Newlight Management may be deemed to beneficially own shares held by each such entity. Newlight Management expressly disclaims such beneficial ownership.

(18)	Includes (a) 120,933 shares and a warrant to purchase 9,125 shares exercisable by Spinnaker Ventures Fund I, LP within 60 days of December 31, 2007, and (b) 86,144 shares and a warrant to purchase 6,500 shares exercisable by Spinnaker

Principal and selling stockholders

Ventures Fund IQ, LP within 60 days of December 31, 2007 (the “Spinnaker Funds”). Spinnaker Venture Management I, LLC acts as investment advisor and/or managing member of the Spinnaker Funds and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, Spinnaker Venture Management I, LLC may be deemed to beneficially own shares held by each such entity. Spinnaker Venture Management I, LLC expressly disclaims such beneficial ownership.

(19)	Includes (a) 101,295 shares held by JAFCO America Technology Fund III, L.P., (b) 82,324 shares held by JAFCO USIT Fund III, L.P., (c) 94,923 shares held by JAFCO America Technology Cayman Fund III, L.P., (d) 174,585 shares held by JAFCO America Technology Affiliates Fund III, L.P. and (e) 6,246 shares held by JAFCO America Technology Affiliates Fund (the “Globespan Funds”). Globespan Capital Partners acts as investment advisor and/or managing member of the Globespan Funds and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, Globespan Capital Partners may be deemed to beneficially own shares held by each such entity. Globespan Capital Partners expressly disclaims such beneficial ownership.

(20)	Includes (a) 62,500 shares and a warrant to purchase 31,250 shares exercisable by Bokwang Investment Corporation within 60 days of December 31, 2007, and (b) 62,500 shares and a warrant to purchase 31,250 shares exercisable by Bokwang No. 1 Specialized Investment Partnership for Components and Materials within 60 days of December 31, 2007.

(21)	Includes (a) 100,063 shares held by HanTech International Venture Capital Corporation and (b) 87,913 shares held by HanTech Venture Capital Corporation.

(22)	Includes 312,500 shares and a warrant to purchase 156,250 shares exercisable within 60 days of December 31, 2007.

(23)	Includes 88,937 shares issuable within 60 days of December 31, 2007, pursuant to promissory notes and warrants to purchase 148,259 shares exercisable within 60 days of December 31, 2007.

(24)	Includes 187,500 shares and a warrant to purchase 93,750 shares exercisable within 60 days of December 31, 2007.

(25)	Includes 177,756 shares and a warrant to purchase 15,625 shares exercisable within 60 days of December 31, 2007.

(26)	Includes (a) 8,576 shares held by Powerworld Fund Inc. and (b) 20,012 shares held by Universal Venture Fund.

(27)	Includes a warrant to purchase 5,146 shares exercisable with 60 days of December 31, 2007.

Description of capital stock

GENERAL

Upon approval by our stockholders and the completion of this offering, and after giving effect to the amendment and restatement of our certificate of incorporation, our authorized capital stock, will consist of          shares, each with a par value of $0.001 per share, of which          shares will be designated as common stock and          shares will be designated as preferred stock. The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Stockholders will not be entitled to cumulate their votes for directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

As of December 31, 2007, there were 9,462,402 shares of common stock issued and outstanding held of record by 129 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be          shares of common stock issued and outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options and warrants, after giving effect to the sale of the shares of common stock offered by this prospectus.

PREFERRED STOCK

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have no present plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a

Description of capital stock

change in our control without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Pursuant to the automatic conversion provisions of our amended and restated certificate of incorporation, all outstanding shares of preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to us of not less than $20 million (prior to underwriting commissions, if any, and offering expenses) and a per-share price to the public of not less than $10.00 or the consent of a required number of shares of our existing preferred stock. This offering will trigger such an automatic conversion. We currently have no plans to issue any other shares of preferred stock.

WARRANTS

As of December 31, 2007, we had outstanding warrants to purchase an aggregate of 73,760 shares of our Series C preferred stock, of which 22,299 shares have an exercise price of $11.66 per share and of which 51,461 shares have an exercise price of $5.83 per share, and an aggregate of 715,622 shares of Series D preferred stock at an exercise price of $8.00 per share. After the completion of this offering, certain of these warrants, exercisable for 51,461 shares of common stock at an exercise price of $5.83 per share, for 37,500 shares of common stock at an exercise price of $8.00 per share and for 22,299 shares of common stock at an exercise price of $11.66 per share, will remain outstanding. All of the other warrants described in this paragraph will terminate, if not exercised, upon the completion of this offering.

CONVERTIBLE DEBT

As of December 31, 2007, we had 148,269 shares of preferred stock issuable upon conversion of a $1.0 million convertible note, of which 85,769 shares of Series C Preferred stock would be issuable at a conversion price of $5.83 per share and 62,500 shares of Series D preferred stock would be issuable at a conversion price of $8.00 per share. Upon completion of this offering, 85,769 shares of common stock based upon a conversion price of $5.83 per share and 62,500 shares of common stock based upon a conversion price of $8.00 per share will be issuable upon conversion of the $1.0 million convertible note.

REGISTRATION RIGHTS

We and the holders of all outstanding shares of our preferred stock or warrants entered into a fourth amended and restated investors’ rights agreement, dated as of November 23, 2005. This agreement provides these holders with certain demand, piggyback and Form S-3 registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants.

Demand registration

According to the terms of the fourth amended and restated investors’ rights agreement, after the earlier of December 5, 2008 and the date that is 180 days after the first public offering of our common stock, holders of a majority of the shares having registration rights (including common stock issued upon conversion of the currently outstanding preferred stock and upon the exercise of stock purchase warrants) have the right, subject to limited exceptions, to require us to register at least 50% of the shares having registration rights with the SEC for resale to the public, or a lesser number of shares, but in no event less than 25% of the shares having registration rights, if the anticipated aggregate offering price would exceed $5 million, net of underwriting discounts and commissions. We are not required to

Description of capital stock

effect more than two of these demand registrations. We have currently not effected, or received a request for, any demand registration.

Piggyback registration

If we file a registration statement for a public offering of any of our securities, for our account or the account of any security holder, the holders of shares having registration rights (including common stock issued upon conversion of the currently outstanding preferred stock and upon exercise of stock purchase warrants) will have the right to include their shares in the registration statement, subject to limited exceptions.

Form S-3 registration

At any time after we become eligible to file a registration statement on Form S-3, the holders of shares having registration rights (including common stock issued upon conversion of the currently outstanding preferred stock and upon exercise of stock purchase warrants) may require us to file a Form S-3 registration statement, provided that the aggregate offering price (net of underwriting discounts and commissions) of such registration must be at least $500,000. We are obligated to file only two Form S-3 registration statements in any 12-month period.

These demand, piggyback and Form S-3 registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations. However, we generally will not pay for any expense of any demand or S-3 registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about us not available at the time of the registration request or the right to demand one registration is forfeited by all holders of the right. The fourth amended and restated investors’ rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

EFFECTS OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS AND THE DELAWARE ANTI-TAKEOVER STATUTE

Amended and restated certificate of incorporation and amended and restated bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make the following transactions more difficult:

➢	acquisition of us by means of a tender offer;

➢	acquisition of us by means of a proxy contest or otherwise; or

➢	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

➢	Undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and

Description of capital stock

other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

➢	Amendment of bylaws and certificate of incorporation. Our amended and restated certificate of incorporation requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section. These provisions will make it more difficult to dilute the anti-takeover effects of our amended and restated bylaws and our amended and restated certificate of incorporation.

➢	Stockholder meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors.

➢	Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Generally, to be timely a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 45 days nor more than 75 days prior to the date on which the corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders. The notice must contain certain information specified in the amended and restated bylaws.

➢	Elimination of stockholder action by written consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

➢	Election and removal of directors. Our amended and restated bylaws will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms and one class being elected each year by our stockholders. In addition, our directors will be removable only for cause and, subject to certain exceptions, any vacancies of the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of election, appointing, removing and replacing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Delaware anti-takeover statute

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

➢	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

➢	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written

Description of capital stock

consent, by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

➢	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

➢	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ GLOBAL MARKET LISTING

We have applied to list for quotation our common stock on the Nasdaq Global Market under the symbol “SNCS.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be Registrar and Transfer Company. Their address is 10 Commerce Drive, Cranford, NJ 07016, and their telephone number is (800) 960-6552.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares outstanding as of December 31, 2007, upon completion of this offering we will have outstanding an aggregate of           shares of common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. See “—Lock-up agreements.”

The remaining 9,462,402 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Substantially all of those shares will be subject to lock-up agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering,           shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. See “—Lock-up agreements.”

Days after date of	Shares eligible
this prospectus	for sale	Comment

Upon effectiveness		Shares sold in the offering
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

LOCK-UP AGREEMENTS

We, our executive officers and directors and existing stockholders holding substantially all of our stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, offer to sell, contract to or agree, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

➢	during the last 15 calendar days plus three business days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 business day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding two paragraphs will continue to apply until the expiration of the 15 calendar day plus three business day period beginning on the issuance of the earnings release, the announcement of material news or the occurrence of a material event.

Shares eligible for future sale

UBS Securities LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

RULE 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

RULE 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

REGISTRATION RIGHTS

Upon completion of this offering, the holders of 5,444,368 shares of our common stock will have certain rights with respect to the registration of such shares under the Securities Act. See “Description of capital stock—Registration rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Certain United States federal income tax consequences

The following is a summary of the material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Code and United States Treasury Regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis.

This summary addresses only holders that will hold shares of our common stock as “capital assets” (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, tax-qualified retirement plans, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the shares of our common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, regulated investment companies, real estate investment trusts, United States holders that have a functional currency other than the US dollar, certain United States expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax or partnerships or other pass-through entities or holders of an interest in such entities. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the shares of our common stock. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Investors considering the purchase of shares of our common stock should consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

As used in this discussion, a “US holder” is a beneficial owner of shares of our common stock that for United States federal income tax purposes is:

➢	an individual who is a citizen or resident of the United States;

➢	a corporation or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate whose income is subject to United States federal income taxation regardless of its source; and

➢	a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) if is has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

As used in this summary, the term “non-US holder” means a beneficial owner of common stock who is not a United States holder.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds the shares of our common stock, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding shares of our common stock should consult its own tax advisor.

Certain united states federal income tax consequences

US HOLDERS

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay dividends on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that distributions to you constitute dividends for United States federal income tax purposes, they will be included in your gross income as ordinary income but will be eligible for the dividends received deduction generally allowed to United States corporations. Amounts treated as dividends also will be eligible for the reduced tax rate (generally 15%) applicable to “qualified dividend income” of non-corporate US holders for tax years beginning before January 1, 2011, provided that certain holding period requirements are met.

Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces (but not below zero) your adjusted tax basis in the common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “US holders—Gain on disposition of common stock” below.

Gain on disposition of common stock

Upon the sale, exchange or other disposition of common stock, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in such common stock and the amount realized on the sale, exchange or other disposition. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if your holding period for the shares of common stock exceeds one year. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Dividends paid to you and proceeds from your sale or disposition of shares of our common stock may be subject to backup withholding unless you (a) are a corporation; (b) provide a valid taxpayer identification number; or (c) establish qualification for another exemption.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

NON-UNITED STATES HOLDERS

Dividends

We do not expect to declare or pay any dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces (but not below zero) your adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “Non-US holders —Gain on disposition of common stock” below. Any dividend paid to you ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable

Certain united states federal income tax consequences

income tax treaty. In order to receive a reduced treaty rate, you must provide an IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to you that are effectively connected with a trade or business you conduct in the United States (and, where an income tax treaty applies, are attributable to a permanent establishment you maintain in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if you were a United States holder. In such cases, we will not have to withhold United States federal income tax if you comply with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, you must provide an IRS Form W-8ECI properly certifying eligibility for such exemption. If you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a trade or business in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of common stock

You generally will not be subject to United States federal income tax on any gain realized on your disposition of shares of our common stock, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, in the case of an applicable tax treaty, is attributable to a permanent establishment you maintain in the United States), (ii) if you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) you are subject to tax pursuant to the provisions of the Code regarding the taxation of United States expatriates. In addition, under certain circumstances, you could be subject to United States federal income and withholding tax upon a disposition of our common stock if our stock were considered to be a United States real property interest. We do not expect our stock to constitute a United States real property interest.

Federal estate taxes

Shares of our common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld must be reported annually to the IRS. A similar report is sent to you. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable tax treaty or exchange of information treaty.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on shares of our common stock paid by us or our paying agents, in their capacities as such, to you if you have provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that you are a United States person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of shares of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of shares of our common stock effected outside the United States by a foreign office of a broker if the

Certain united states federal income tax consequences

broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that you are a non-US holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of a sale of shares of our common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless you certify your non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

You should consult your own tax advisor with respect to the application of the above rules to your ownership and disposition of shares of our common stock.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters and the sole book-running manager of this offering. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Cowen and Company, LLC
ThinkEquity Partners LLC
Caris & Company, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.

Our common stock and the common stock of the selling stockholders is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common stock, but they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVERALLOTMENT OPTION

We have granted to the underwriters an option to buy up to an aggregate of           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the estimated initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the estimated initial public offering price. If all the shares are not sold at the estimated initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear

Underwriting

any risk associated with changing the offering price to the public or other selling terms. The representative of the underwriters has informed us that it does not expect to sell more than an aggregate of           shares of common stock to accounts over which such representative exercises discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares from us and the selling stockholders.

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $           million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and existing stockholders owing substantially all of our stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, offer to sell, contract to or agree, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements.

If:

➢	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

  — we issue an earnings release or

  — material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Underwriting

NASDAQ GLOBAL MARKET LISTING

We have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol “SNCS.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The estimated initial public offering price of our common stock will be determined by negotiation by us and the representative of

Underwriting

the underwriters. The principal factors to be considered in determining the estimated initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representative;

➢	our history and prospects and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their affiliates may in the future provide from time to time certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business for which they will be entitled to receive separate fees.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Directed share participants purchasing these reserved shares may be subject to the restrictions described in “Underwriting—No sales of similar securities” heading above.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that member state, the offering of our common stock to the public is only being made:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by the us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offering of common stock to the public” in relation to any common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

UNITED KINGDOM

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

GERMANY

This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für

Notice to investors

Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute copies of this prospectus or any document relating to our common stock, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third patties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of our common stock in Germany.

SWITZERLAND

Our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common stock may be publicly issued in connection with any such offer or distribution. Our common stock has not been and will not be approved by any Swiss regulatory authority. In particular, our common stock is not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon by Morrison & Foerster LLP, Palo Alto, California on our behalf and certain matters regarding this offering will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California on behalf of the underwriters.

Experts

The consolidated financial statements as of March 31, 2006 and 2007, and for each of the three years in the period ended March 31, 2007 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our restatement of our financial statements for fiscal 2006 and fiscal 2007 as described in Note 2 of the accompanying consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that are being offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of the offering, we will be subject to the reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information wit the SEC. You can read our

Where you can find additional information

SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 11580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

Sonics, Inc.

Sonics, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Sonics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Sonics, Inc. and its subsidiaries at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share based compensation in the year ended March 31, 2007.

As discussed in Note 2 to the consolidated financial statements, the Company restated its consolidated statements of operations for the years ended March 31, 2006 and 2007.

/s/ PricewaterhouseCoopers LLP

August 24, 2007 except for Note 2 as to
which the date is October 9, 2007
San Jose, California

Sonics, Inc.

Consolidated balance sheets

				Pro forma
				stockholders’
			As of	equity as of
	As of March 31,		December 31,	December 31,
	2006	2007	2007	2007 (Note 3)

			(unaudited)
	(in thousands, other than share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$8,182	$8,893	$8,009	$
Accounts receivable, net of allowance of $0 at March 31, 2006, 2007 and at December 31, 2007	728	473	2,794
Prepaids and other current assets	325	487	689
Deferred offering costs	—	—	1,817
Deferred financing costs, current	326	71	14

Total current assets	9,561	9,924	13,323
Restricted cash	50	50	130
Property and equipment, net	232	266	589
Deferred financing costs, net of current portion	71	—	—

Total assets	$9,914	$10,240	14,042

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$617	$366	$1,090
Accrued liabilities	1,396	2,378	1,716
Deferred revenue	2,238	679	999
Mandatorily redeemable convertible preferred stock warrant liability	6,981	10,479	7,032	—

Total current liabilities	11,232	13,902	10,837
Deferred revenue, net of current portion	399	—	549
Financial institution loan	1,000	1,000	1,000

Total liabilities	12,631	14,902	12,386

Commitments and contingencies (Note 6)
Mandatorily redeemable convertible preferred stock, $0.001 par value;
Series A: 428,862 shares authorized; 428,841 shares issued and outstanding at March 31, 2006 and 2007, and December 31, 2007, respectively, and no shares outstanding pro forma (Aggregate liquidation amount at December 31, 2007 of $5,000)	5,000	5,000	5,000	—
Series B: 775,975 shares authorized; 775,947 shares issued and outstanding at March 31, 2006 and 2007 and December 31, 2007, respectively, and no shares outstanding pro forma (Aggregate liquidation amount at December 31, 2007 of $13,571)	13,560	13,562	13,563	—
Series C: 3,040,225 shares authorized; 2,824,738 shares issued and outstanding at March 31, 2006 and 2007 and December 31, 2007, respectively, and no shares outstanding pro forma (Aggregate liquidation amount at December 31, 2007 of $49,402)	29,970	30,458	30,829	—
Series D: 2,196,875 shares authorized; 1,414,842 shares issued and outstanding at March 31, 2006 and 2007 and December 31, 2007, respectively, and no shares outstanding pro forma (Aggregate liquidation amount at December 31, 2007 of $16,978)	8,090	9,758	10,607	—

	56,620	58,778	59,999	—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; 25,000,000 shares authorized; 1,702,717, 3,985,670 and 4,018,034 shares issued and outstanding at March 31, 2006 and 2007 and December 31, 2007, respectively, and 9,462,402 shares issued and outstanding pro forma	2	4	4	9
Additional paid-in capital	6,463	10,692	10,193	70,187
Common stock warrants	5,603	—	—	7,032
Accumulated deficit	(71,405)	(74,136)	(68,540)	(68,540)

Total stockholders’ equity (deficit)	(59,337)	(63,440)	(58,343)	8,688

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$9,914	$10,240	$14,042

The accompanying notes are an integral part of these consolidated financial statements.

Sonics, Inc.

Consolidated statements of operations

				Nine months ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007
		(as restated	(as restated
		see Note 2)	see Note 2)

				(unaudited)
	(in thousands, other than share and per share data)

Revenue:
License	$5,223	$8,005	$14,913	$10,717	$13,569
Service	1,101	1,687	1,341	1,005	991

Total revenue	6,324	9,692	16,254	11,722	14,560

Cost of revenue:
License	90	81	82	62	65
Service	1,393	1,152	817	647	544

Total cost of revenue	1,483	1,233	899	709	609

Gross profit	4,841	8,459	15,355	11,013	13,951
Operating expenses:
Research and development	5,759	4,345	5,358	3,749	4,467
Selling, general and administrative	6,634	4,967	8,744	5,949	7,320

Total operating expenses	12,393	9,312	14,102	9,698	11,787

Income (loss) from operations	(7,552)	(853)	1,253	1,315	2,164

Other income (expense), net:
Interest income	23	22	241	133	298
Interest expense	(96)	(221)	(81)	(66)	(73)
Amortization of deferred financing costs	(473)	(738)	(327)	(244)	(58)
Amortization of debt discount	(35)	(15)	—	—	—
Gain (loss) on disposal of property and equipment	—	1	(3)	—	—
Loss on extinguishment of debt	—	(128)	—	—	—
Gain (loss) on warrant revaluation	480	(2,591)	(3,498)	(3,194)	3,447

Total other income (expense), net	(101)	(3,670)	(3,668)	(3,371)	3,614

Income (loss) before provision for income taxes	(7,653)	(4,523)	(2,415)	(2,056)	5,778
Provision for income taxes	33	109	316	275	182

Net income (loss)	(7,686)	(4,632)	(2,731)	(2,331)	5,596
Accretion to mandatorily redeemable convertible preferred stock	(1,351)	(1,549)	(2,158)	(1,620)	(1,221)
Elimination of dividends on mandatorily redeemable convertible preferred stock	—	9,289	—	—	—
Dividends on mandatorily redeemable convertible preferred stock	(2,634)	(1,848)	—	—	—
Amounts allocated to participating security holders	—	(4,294)	—	—	(3,734)

Net income (loss) attributable to common stockholders	$(11,671)	$(3,034)	$(4,889)	$(3,951)	$641

Net income (loss) per common share, basic (Note 3)	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.16

Weighted average shares outstanding, basic	1,547,554	1,632,275	2,472,032	1,985,403	4,000,736
Net income (loss) per common share, diluted (Note 3)	$(7.54)	$(1.86)	$(1.98)	$(1.99)	$0.14

Weighted average shares outstanding, diluted	1,547,554	1,632,275	2,472,032	1,985,403	6,427,950
Pro forma net income per common share, basic (unaudited)			$0.10		$0.23

Weighted average shares used in computing pro forma basic net income per common share (unaudited)			7,916,400		$9,445,104
Pro forma net income per common share, diluted (unaudited)			$0.07		$0.18

Weighted average shares used in computing pro forma diluted net income per common share (unaudited)			11,779,045		11,872,318

The accompanying notes are an integral part of these consolidated financial statements.

Sonics, Inc.

Consolidated statements of changes in mandatorily
redeemable convertible preferred stock
and of stockholders’ deficit

	Mandatorily
	redeemable
	convertible				Additional	Common	Deferred		Total
	preferred stock		Common stock		paid-in	stock	stock-based	Accumulated	stockholders’
	Shares	Amount	Shares	Amount	capital	warrants	compensation	deficit	deficit

	(in thousands, other than share data)
Balance at March 31, 2004	4,029,526	$50,878	1,521,481	$2	$—	$5,828	$(186)	$(55,481)	$(49,837)
Accretion to redemption value of preferred stock	—	1,351	—	—	—	—	—	(1,351)	(1,351)
Common stock issued	—	—	385	—	36	—	—	—	36
Deferred stock-based compensation	—	—	—	—	—	—	186	—	186
Dividends on preferred stock	—	2,634	—	—	(379)	—	—	(2,255)	(2,634)
Exercise of common stock options	—	—	71,554	—	151	—	—	—	151
Expiration of warrant on Series C preferred stock	—	—	—	—	192	—	—	—	192
Net loss	—	—	—	—	—	—	—	(7,686)	(7,686)

Balance at March 31, 2005	4,029,526	54,863	1,593,420	2	—	5,828	—	(66,773)	(60,943)
Accretion to redemption value of preferred stock	—	1,549	—	—	(1,549)	—	—	—	(1,549)
Cancellation of Guarantor Warrants (Note 7)	—	—	—	—	297	—	—	—	297
Dividends on preferred stock	—	1,848	—	—	(1,848)	—	—	—	(1,848)
Elimination of dividends on preferred stock	—	(9,289)	—	—	9,289	—	—	—	9,289
Exercise of common stock options	—	—	19,239	—	38	—	—	—	38
Exercise of common stock warrants	—	—	90,058	—	236	(225)	—	—	11
Issuance of Series D preferred stock	1,414,842	7,521	—	—	—	—	—	—	—
Loss on extinguishment of debt	—	128	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(4,632)	(4,632)

Balance at March 31, 2006	5,444,368	56,620	1,702,717	2	6,463	5,603	—	(71,405)	(59,337)
Accretion to redemption value of preferred stock	—	2,158	—	—	(2,158)	—	—	—	(2,158)
Exercise of common stock options	—	—	37,438	—	124	—	—	—	124
Exercise of common stock warrants	—	—	2,245,515	2	5,863	(5,603)	—	—	262
Stock-based compensation	—	—	—	—	400	—	—	—	400
Net loss	—	—	—	—	—	—	—	(2,731)	(2,731)

Balance at March 31, 2007	5,444,368	58,778	3,985,670	4	10,692	—	—	(74,136)	(63,440)
Accretion to redemption value of preferred stock (unaudited)	—	1,221	—	—	(1,221)	—	—	—	(1,221)
Exercise of common stock options (unaudited)	—	—	25,850	—	41	—	—	—	41
Stock-based compensation (unaudited)	—	—	—	—	588	—	—	—	588
Restricted common stock issued to consultants (unaudited)	—	—	6,514	—	93	—	—	—	93
Net income (unaudited)	—	—	—	—	—	—	—	5,596	5,596

Balance at December 31, 2007 (unaudited)	5,444,368	$59,999	4,018,034	$4	$10,193	$—	$—	$(68,540)	$(58,343)

The accompanying notes are an integral part of these consolidated financial statements.

Sonics, Inc.

Consolidated statements of cash flows

				Nine months ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$(7,686)	$(4,632)	$(2,731)	$(2,331)	$5,596
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	277	173	131	95	103
Change in carrying value of preferred stock warrant liability	(480)	2,591	3,498	3,194	(3,447)
Provision for (recovery of) doubtful accounts	50	(105)	—	—	—
Amortization of deferred financing costs and debt discount	508	754	326	244	57
Amortization of deferred stock-based compensation	186	—	—	—	—
Stock-based compensation	36	—	400	173	588
Loss on extinguishment of debt	—	128	—	—	—
(Gain) loss on disposal of property and equipment	—	(1)	3	—	—
Foreign currency translation (gain) loss	13	13	(16)	14	(54)
Changes in operating assets and liabilities:
Accounts receivable	(10)	(552)	255	(350)	(2,321)
Prepaids and other current assets	59	(63)	(162)	(223)	(202)
Deposits and other assets	46	—	—	—	—
Accounts payable	28	29	(251)	(96)	724
Accrued liabilities	278	(59)	988	617	(1,526)
Deferred revenue	487	333	(1,958)	(678)	869

Net cash provided by (used in) operating activities	(6,208)	(1,391)	483	659	387

Cash flows used in investing activities:
Restricted cash	—	18	—	—	(80)
Purchases of property and equipment	(188)	(31)	(168)	(83)	(426)

Net cash used in investing activities	(188)	(13)	(168)	(83)	(506)

Cash flows used in financing activities:
Proceeds from long-term debt	1,926	1,713	—	—	—
Proceeds from sale of convertible preferred stock	—	11,225	—	—	—
Proceeds from sale of preferred stock warrants	—	12	—	—	—
Proceeds from issuance of common stock and warrants	151	49	386	307	41
Repayment of borrowings	—	(3,689)	—	—	—
Repayment of capital lease obligation	(11)	(8)	(9)	(6)	(9)
Payment of deferred offering costs	—	—	—	—	(817)
Issuance costs of long-term debt	(7)	(135)	—	—	—
Issuance costs of preferred stock financing	—	(85)	—	—	—

Net cash provided by financing activities	2,059	9,082	377	301	(785)
Effect of exchange rate changes on cash and cash equivalents	3	(7)	19	15	20

Net increase (decrease) in cash and cash equivalents	(4,334)	7,671	711	892	(884)
Cash and cash equivalents at beginning of period	4,845	511	8,182	8,182	8,893

Cash and cash equivalents at end of period	$511	$8,182	$8,893	$9,074	$8,009

Supplemental disclosures of non-cash financing activities:
Accretion of preferred stock to redemption value	$1,351	$1,549	$2,158	$1,620	$1,221
Cumulative dividends on preferred stock	2,634	(7,441)	—	—	—
Issuance of preferred guarantor warrants (Note 7)	358	—	—	—	—
Issuance of lender warrant (Note 7)	—	558	—	—	—
Issuance of warrants in connection with Series D preferred stock	—	3,619	—	—	—
Conversion of guaranteed bridge loan to Series D preferred stock (Note 7)	—	(467)	—	—	—
Fixed asset purchases financed through capital lease	—	(28)	—	—	—
Issuance of restricted common stock to consultants	—	—	—	—	93
Supplemental disclosure of cash flow information:
Interest paid	$96	$221	$81	$66	$73

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

1.	THE COMPANY

Sonics, Inc. (the “Company”), a Delaware corporation, was formed in California in September 1996 to meet the challenge of system-on-chip (“SoC”) semiconductor design. The Company is a provider of interconnects that manage the on-chip communications in SoCs. The Company’s SMART Interconnects are incorporated into semiconductor devices with high production volumes such as mobile phones, consumer electronics products, personal computers, automotive electronics and office automation products.

The Company operates in a highly competitive market characterized by rapidly changing technology. The Company intends to incur significant expenses to develop and promote new products as well as to support existing product sales. The Company’s ability to meet its long-term business objectives is dependent upon its ability to generate positive cash flows or obtain additional funding through private equity financing. Failure to generate sufficient revenue from new and existing products, raise additional capital or reduce discretionary expenditures would have a material adverse effect on the Company’s ability to achieve its intended business objectives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has incurred recurring losses from operations since inception and had an accumulated deficit of $68.5 million as of December 31, 2007 (unaudited). The Company may incur additional operating losses and negative cash flows in the future. Failure to generate sufficient revenue, reduce spending or raise additional capital could adversely affect the Company’s ability to achieve its intended business objectives.

2.	FINANCIAL STATEMENT RESTATEMENT

Subsequent to filing the Company’s Registration Statement on Form S-1 on August 24, 2007, the Company identified errors in the calculation of weighted average shares outstanding within its financial statements that overstated the net loss per common share, basic and diluted, for the year ended March 31, 2006 by $0.08, and understated its net loss per common share, basic and diluted, for the year ended March 31, 2007 by $0.45. The Company also identified errors in its calculation of weighted average shares outstanding that understated its pro forma basic and diluted net income per common share by $0.01 for the year ended March 31, 2007. These errors were primarily related to calculation errors manually performed on spreadsheets.

Notes to consolidated financial statements

Effects of restatement

As a result of the foregoing, the Company has restated its consolidated statements of operations for the years ended March 31, 2006 and March 31, 2007. The effect of the restatement is summarized as follows:

	Originally reported		As restated
	year ended March 31,		year ended March 31,
	2006	2007	2006	2007
	(in thousands, other than share and per share data)		(in thousands, other than share and per share data)

Net loss attributable to common stockholders	$(3,054)	$(4,889)	$(3,034)	$(4,889)

Net loss per common share, basic	$(1.94)	$(1.53)	$(1.86)	$(1.98)

Weighted average shares outstanding, basic	1,571,926	3,203,277	1,632,275	2,472,032
Net loss per common share, diluted	$(1.94)	$(1.53)	$(1.86)	$(1.98)

Weighted average common shares, diluted	1,571,926	3,203,277	1,632,275	2,472,032
Pro forma net income per common share, basic (unaudited)		$0.09		$0.10

Weighted average shares used in computing pro forma basic net income per common share (unaudited)		8,647,645		7,916,400
Pro forma net income per common share, diluted (unaudited)		$0.06		$0.07

Weighted average shares used in computing pro forma diluted net income per common share (unaudited)		12,510,290		11,779,045

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reverse stock split

On August 15, 2007, the Company effected and the board of directors previously declared and shareholders previously approved a 1-for-8 reverse stock split for all common stock and preferred stock to be effected by the distribution of one share of the respective classes of shares for each eight shares outstanding. Common stock, mandatorily redeemable convertible preferred stock, additional paid-in capital and all references to number of shares have been adjusted to reflect this reverse stock split.

Foreign currency translation

The functional currency of the Company’s foreign subsidiaries is deemed to be the US dollar. The Company translates the financial statements of its foreign subsidiaries to US dollars in preparing the

Notes to consolidated financial statements

consolidated financial statements. Translation gain or loss associated with the translation of these financial statements are included in results of operations.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited pro forma statement of stockholders’ equity

Upon the consummation of the initial public offering contemplated in this prospectus, all of the outstanding shares of mandatorily redeemable convertible preferred stock will automatically convert into shares of common stock. The December 31, 2007 unaudited pro forma balance sheet data have been prepared assuming the conversion of the mandatorily redeemable convertible preferred stock outstanding into 5,444,368 shares of common stock and the reclassification of the mandatorily redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit).

Unaudited interim results as of December 31, 2007 and for the nine months ended December 31, 2006 and 2007

The accompanying balance sheet and statements of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit, as of December 31, 2007 and statements of operations and of cash flows for the nine months ended December 31, 2006 and 2007 are unaudited. The December 31, 2006 and 2007 unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s results of operations and cash flows for the nine months ended December 31, 2006 and 2007. The financial data and other information disclosed in the notes to the consolidated financial statements related to the nine months ended December 31, 2006 and 2007 are unaudited.

Use of estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable, the carrying amounts approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the value of the Company’s debt obligations approximates fair value. The carrying amount of the preferred stock warrant liability represents its fair value (see Note 10).

Notes to consolidated financial statements

Freestanding preferred stock warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). Under SFAS 150, the freestanding warrants that are related to the Company’s mandatorily redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. Fair value of these warrants for the quarter ended June 30, 2006 and for subsequent periods is determined by the Company based on contemporaneous valuations performed by Financial Strategies Consulting Group, LLC (“FSCG”), an independent valuation expert. For the period from July 1, 2003, the effective date of SFAS 150, to March 31, 2006, the Company estimated the fair value of these warrants based on a number of factors, including operating and financial performance, progress and milestones attained in the business, past sales of convertible preferred stock, and the results of retrospective valuations performed by FSCG. These valuations from FSCG, whether contemporaneous or retrospective, utilized the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock. The Company utilized recommended estimates prepared by FSCG in determining the fair value of the underlying convertible preferred stock in determining the valuation of these warrants. A summary of the key assumptions at relevant dates are as follows:

	March 31,			December 31,
	2005	2006	2007	2006	2007

Volatility	90%	70%	70%	70%	65%
Risk-free interest rate	4.07% to 4.44%	4.82% to 4.86%	4.54% to 4.62%	4.70% to 4.82%	3.28% to 4.06%
Expected term (years)	3.95 to 8.91	2.95 to 9.70	1.95 to 8.70	2.20 to 8.95	1.20 to 7.95
Dividend rate	0%	0%	0%	0%	0%

The Company reviewed these factors and the events that happened between each valuation date and determined that the combination of these factors and events reflect a true measurement of the fair value of its warrants over an extended period of time. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering with proceeds of at least $20.0 million and an offering price of not less than $10.00 per share, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to stockholders’ equity (deficit).

Accretion of preferred stock

The Company’s Series A, B, C and D mandatorily redeemable convertible preferred stock has a mandatory redemption provision. In each quarterly and annual period, the Company accretes the amount that is necessary to adjust the recorded balance of this preferred stock to an amount equal to its estimated redemption value at its redemption date using the effective interest method. The redemption values are $11.6592, $17.4888, $11.6592 and $8.00 for each share of Series A, B, C and D preferred stock, respectively, plus any dividends declared and unpaid for Series A, B and C preferred stock, plus dividends for Series D preferred stock, whether or not declared. On August 17, 2007, the Series D preferred stock was amended to remove the cumulative dividend feature. As a result, the Series D stockholders no longer have any rights to previously accumulated undeclared dividends on Series D

Notes to consolidated financial statements

preferred stock. Prior to such amendment, cumulative dividends on Series D preferred stock, if not declared and paid, would be payable to the Series D stockholders upon an ordinary liquidation of the Company.

Cash equivalents

Cash equivalents are short-term, highly liquid investments, which consist of money market funds. For financial reporting purposes, the Company considers instruments with an original maturity of three months or less as of the date of purchase to be cash equivalents.

Restricted cash

At March 31, 2006 and 2007 and December 31, 2007 (unaudited), the Company had approximately $50,000, $50,000, and $130,000 of certificates of deposit held by a bank restricted from withdrawal. At March 31, 2006 and 2007, the certificate of deposit collateralized the Company’s corporate credit card and an equipment lease. Subsequent to March 31, 2007, the collateral requirement was waived and the certificate of deposit was no longer restricted from withdrawal. As a condition of the landlord’s execution of lease for the new corporate headquarters in November 2007, the Company issued an irrevocable standby letter of credit with a bank in the amount of $130,000 in favor of the landlord. As a result of this irrevocable standby letter of credit, $130,000 of the Company’s cash balance, in the form of a certificate of deposit, is restricted from withdrawal.

Valuation of accounts receivable

The Company performs periodic credit evaluations of its customers and adjusts customers’ credit limits based upon payment history and the customer’s current credit worthiness, as determined by its review of the customers’ then-current credit information. The Company monitors collections and payments from its customers and maintains an allowance for estimated credit losses based upon its historical experience and any specific customer collection risks that the Company has identified. As of March 31, 2006 and 2007, and as of December 31, 2007 (unaudited), the Company believes no allowance is necessary based on such analysis.

Deferred offering costs

Deferred offering costs consist primarily of legal and accounting fees incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering of its common stock. The Company anticipates these costs will be netted against the proceeds raised in the initial public offering of its common stock.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Disposals are removed at cost less accumulated depreciation, and any gain or loss upon disposition is reflected in the statement of operations in the period of disposition. Depreciation is computed on the straight-line method based on an estimated useful life of three to five years of the respective assets as follows: computer equipment three years; computer software three years; and furniture and fixtures three years. Amortization of leasehold improvements is computed on the straight line method based on the lesser of their useful life or the remaining term of lease.

Notes to consolidated financial statements

Revenue recognition

The Company’s revenue is derived from product licenses and services, which include product license fees, product royalties, maintenance, support, training and consulting services. The Company applies the provisions of AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”). SOP 97-2 generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on their relative fair values. Fair values are based upon vendor specific objective evidence (“VSOE”). Typical elements include product license fees, product royalties, maintenance support, training and consulting. If evidence of fair value for each undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred and not recognized until such time that delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case the entire arrangement is recognized ratably over the maintenance period. SOP 98-9 requires recognition of revenue using the residual method in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Specifically, in a multiple element arrangement, the Company allocates revenue first to undelivered elements such as maintenance, training, support and consulting services based on each element’s fair value and the residual is allocated to the product license as product license revenue.

The Company recognizes revenue from the sale of product licenses and services when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, as applicable, the fee is fixed or determinable and collection of the resulting receivable is probable. The Company evaluates each as follows:

➢	Persuasive evidence of an arrangement exists: An arrangement is evidenced by a written contract, which is signed by both the customer and the Company.

➢	Product has been delivered or services have been rendered: Delivery to customers is considered to have occurred when the customer is electronically given access to the fully functional licensed programs. Services are considered to have been rendered when the applicable services have been provided.

➢	Fixed or determinable fee: The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment, and the payment term of the arrangement is within the Company’s customary practice. If the arrangement fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable. The Company’s arrangements do not include any rights of return or price protection rights.

➢	Collection of the resulting receivable is probable: The Company assesses collection based on a number of factors, including past transactions and the creditworthiness of the customer. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, the Company defers the revenue and recognizes the revenue upon cash collection. The Company does not request collateral from its customers.

The Company’s agreements typically contain volume pricing incentives for single products within one specific product family that either encourage payment for multiple design rights upfront and before all designs have actually commenced or provide for a declining fee at the time a customer commences the additional optional design of its product (“Design Commencement”). In arrangements where customers pay for multiple design rights upfront, maintenance, training and support, all of which have VSOE of fair value, are typically included in the upfront fee. Accordingly, the Company recognizes product license revenue upon delivery of product licenses using the residual value method. In arrangements

Notes to consolidated financial statements

where customers receive a contractual right to declining license fees for future optional Design Commencements, maintenance, training and support are typically included in the initial fee and therefore the Company recognizes product license revenue upon delivery of product licenses using the residual value method. Revenue for additional optional Design Commencement is recognized when customers reach optional Design Commencement, based on the price per design stated in the contract.

Maintenance revenue is recognized ratably over the contractual term of the maintenance period, which is generally 12 months. Amounts allocated to training and support services are recognized as revenue as the training and support services are performed. If a product license includes consulting services which are essential to the functionality of the product licenses or requires significant customization to the product, both license and consulting revenue are recognized using methods prescribed by SOP 81-1, “Contract Accounting” (“SOP 81-1”). Revenue from standalone consulting contracts (i.e., not bundled with a product license) is also recognized using methods prescribed by SOP 81-1.

The Company recognizes product royalty revenue upon notification by the licensees’ as estimation is not reliable, so long as collectibility is reasonably assured. The terms of the product royalty agreements generally require licensees to give the Company notification and to pay the royalties within 45 days of the end of the quarter during which the sales of the semiconductor devices incorporating the Company’s product occur.

The license revenue line item in the statement of operations includes revenue associated with product license fees and product royalties. The service revenue line item includes maintenance, training, support and other consulting-related revenues.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Under SFAS 109, deferred income tax assets and liabilities are recognized for temporary differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ deficit but are excluded from net income (loss). There was no other comprehensive income (loss) item for the years ended March 31, 2005, 2006 and 2007 and the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited).

Research and development

Research and development costs are expensed as incurred and primarily include personnel costs, costs related to patent applications and examinations, allocated facilities and telecommunications costs, and depreciation and amortization of computer hardware and software development tools licensed from third parties.

Notes to consolidated financial statements

Software development costs

The Company accounts for software development costs for products intended for sale in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). SFAS 86 requires product development costs to be charged to expense as incurred until technological feasibility is attained and all other research and development activities for the hardware components of the product have been completed. Technological feasibility is attained when the Company’s product has completed the planning, design and testing phase of development and has been determined viable for its intended use, which typically occurs just prior to general release of the product. The time between the attainment of technological feasibility and the completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs.

Stock-based compensation

Effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all share-based awards made to employees, including employee stock options, based on estimated fair values recognized over the requisite service period. Prior to adoption of SFAS 123R on April 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of a company’s common stock and the exercise price of the option. Employee stock-based compensation determined under APB 25 is recognized using the multiple option method prescribed by the Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”), over the option vesting period.

The Company accounts for stock-based awards to non-employees in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services” and SFAS 123R.

The Company adopted SFAS 123R using the prospective transition method, which requires that, for non public companies that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS 123R shall be applied to option grants after the required effective date. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased or cancelled on or after the adoption date of April 1, 2006. The Company uses the straight-line method for expense attribution.

The fair value of options granted is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted average period of time that the options granted are expected to be outstanding), the volatility of the market prices of the Company’s common stock, an assumed risk-free interest rate and the estimated forfeitures of unvested stock options. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment when the period estimates are revised. No compensation cost is recorded for options that do not vest and stock compensation from vested options, whether forfeited or not, is not reversed.

Notes to consolidated financial statements

Since the Company’s stock is not publicly traded, the stock price volatility assumptions represent an average of the historical volatilities of the common stock of several entities with characteristics similar to the Company. The estimates for the expected term of options granted reflect the Company’s historical experience of the period from vesting until exercise. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has historically not paid dividends on common stock and has no foreseeable plans to issue dividends. Expected forfeitures are based on the Company’s historical experience.

Net income (loss) per common share and unaudited pro forma net income per common share

The Company applies the provisions of EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement 128” (“EITF 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through D mandatorily redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 9.

EITF 03-6 requires the net loss attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through D mandatorily redeemable convertible preferred stock do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss allocable to common stockholders by the weighted average shares of common stock outstanding during the period that are not subject to vesting provisions.

Other than for the nine months ended December 31, 2007 (unaudited), basic and diluted net loss per common share was the same for all periods presented because the impact of all potentially dilutive securities outstanding was anti-dilutive. For the nine months ended December 31, 2007 (unaudited), basic earnings per share is calculated using the two-class method as follows: the numerator, or rights to undistributed income (loss), is the product of net income (loss) attributable to common stockholders less dividends, assumed paid and declared, on outstanding participating preferred stock, and the amount allocable to common stockholders. Amount allocable to common stockholders is basic weighted average common shares outstanding as a percentage of weighted average common shares assuming conversion of preferred stock with participation rights (Note 9).

For the year ended March 31, 2006, net income (loss) attributable to common stockholders is bifurcated into net income (loss) attributable to common stockholders for the period up to and including the time of sale of Series D preferred stock in December 2005 and net income (loss) attributable to common stockholders for the period after the time of sale of Series D preferred stock in December 2005. In the period up to and including the sale of Series D preferred stock in December 2005, cumulative dividends on Series C preferred stock were removed (Note 9), and was therefore included in the calculation of net income (loss) attributable to common stockholders, offsetting dividends on Series C preferred stock recorded during the same period.

Notes to consolidated financial statements

	Year ended March 31,				Nine months ended
		2006		2007	December 31,
	2005	(as restated		(as restated	2006	2007
		see Note 2)		see Note 2)
					(unaudited)
	(in thousands, except share and per share data)

Basic earnings per share two class method

Net Income (loss)	$(7,686)	$(4,632)		$(2,731)	$(2,331)	$5,596
Less: Net loss, after issuance of Series D preferred stock	—	(3,265)		—	—	—
Dividends on Series C preferred stock	(2,634)	(1,848)		—	—	—
Elimination of dividends on Series C preferred stock	—	9,289		—		—
Accretion of preferred stock	(1,351)	(968	)(a)	(2,158)	(1,620)	(1,221)

Net loss attributable to common stockholders	$(11,671)			$(4,889)	$(3,951)

Net income before issuance of Series D preferred stock attributable to common stockholders and Series A, B and C participating securities		5,106

Net income attributable to common stockholders and Series A, B ,C and D participating securities						4,375
Series A to D preferred stock dividend in accordance with two class method		(2,889)				(3,506)

Net income before issuance of Series D preferred stock attributable to common stockholders and Series C participating securities		2,217
Net income attributable to common stockholders and Series D participating securities						869
Less : Amounts allocated to Series C participating security		(1,405)
Less : Amounts allocated to Series D participating security		—				(228)

Rights of common stockholders to undistributed income before issuance of Series D preferred stock		812
Rights of common stockholders to undistributed income after issuance of Series D preferred stock		(3,846	)(b)

Rights of common stockholders to undistributed income		$(3,034)				$641

Basic weighted average common shares outstanding	1,547,554	1,632,275		2,472,032	1,985,403	4,000,736
Basic income (loss) per common share	$(7.54)	$(1.86)		$(1.98)	$(1.99)	$0.16

Diluted earnings per share
Net income attributable to common stockholders — Diluted						$4,375
Add: Change in value associated with preferred stock warrant liability						(3,447)

Net income — Diluted						928
Basic weighted average common shares outstanding						4,000,736
Dilutive effect of common stock options outstanding						1,637,832
Dilutive effect of warrants to purchase mandatorily redeemable convertible preferred stock						789,382

Diluted weighted average shares outstanding						6,427,950
Diluted income per common share						$0.14

(a) Accretion of preferred stock
Accretion of preferred stock before issuance of Series D preferred stock		$(968)
Accretion of preferred stock after issuance of Series D preferred stock		(581)

Accretion of preferred stock for year ended March 31, 2006		$(1,549)

(b) Net loss after issuance of Series D preferred stock		$(3,265)
Accretion of preferred stock after issuance of Series D preferred stock		(581)

Rights of common stockholders to undistributed loss after issuance of Series D preferred stock		$(3,846)

Notes to consolidated financial statements

The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

				Nine months ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)

Options to purchase common stock	65,157	—	1,584,895	1,531,650	—
Debt convertible into mandatorily redeemable convertible preferred stock	—	44,399	148,269	148,269	148,269
Mandatorily redeemable convertible preferred stock	4,029,526	4,453,201	5,444,368	5,444,368	5,444,368
Warrants to purchase mandatorily redeemable convertible preferred stock	164,180	461,634	789,382	789,382	—
Warrants to purchase common stock	2,335,573	2,309,594	1,488,368	1,970,079	—

	6,594,436	7,268,828	9,455,282	9,883,748	5,592,637

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s mandatorily redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance and adjustments to eliminate accretion to preferred stock and the expense that was recorded for the periodic remeasurement of the fair value of preferred stock warrants.

Notes to consolidated financial statements

	Year ended
	March 31,
	2007	Nine months ended
	(as restated	December 31,
	see Note 2)	2007

		(unaudited)
	(in thousands, other than share and per share data)
Pro forma basic earnings per share
Numerator:
Net loss attributable to common stockholders	$(4,889)
Net income attributable to common stockholders and Series A, B, C and D participating securities		$4,375
Add: Accretion of preferred stock	2,158	1,221
Add: Change in value associated with preferred stock warrants	3,498	(3,447)

Pro forma net income attributable to common stockholders	767	2,149
Denominator:
Basic weighted average common shares outstanding	2,472,032	4,000,736
Conversion of mandatorily redeemable convertible preferred stock	5,444,368	5,444,368

Weighted average shares to compute basic pro forma net income per share	7,916,400	9,445,104

Basic pro forma net income per share	$0.10	$0.23

Pro forma diluted earnings per share
Numerator:
Net income (loss) attributable to common stockholders	$(4,889)	$4,375
Add: Accretion of preferred stock	2,158	1,221
Add: Change in value associated with preferred stock warrants	3,498	(3,447)

Pro forma net income attributable to common stockholders	767	2,149
Denominator:
Weighted average shares to compute basic pro forma net income per share	7,916,400	9,445,104
Dilutive effect of stock options	1,584,895	1,637,832
Dilutive effect of warrants to purchase common stock	2,277,750	789,382

Weighted average shares to compute basic pro forma net income per share	11,779,045	11,872,318

Diluted pro forma net income per share	$0.07	$0.18

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for the Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more

Notes to consolidated financial statements

likely than not of being sustained on audit, based on the technical merits of the position. The Company has adopted FIN 48 on April 1, 2007 (See Note 15).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157 there is now a common definition of fair value to be used throughout generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. The Company is required to adopt SFAS 157 effective April 1, 2008. The Company is currently assessing the impact, if any, of adopting this standard on the Company’s financial position, cash flows and results of operations.

In June 2006, the FASB approved EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenue and costs) or a net (excluded from revenue) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The Company has adopted EITF 06-3 on April 1, 2007 and concluded that the adoption of EITF 06-3 has been immaterial to its financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. If the Company adopts SFAS 159, it will do so on April 1, 2008. The Company is currently assessing the impact, if any, of adopting this standard on the Company’s financial position, cash flows and results of operations.

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (SFAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. We will adopt SFAS 141(R) effective April 1, 2009. The Company is currently assessing the impact, if any, of adopting this standard on the Company’s financial position, cash flows and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), which prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company. We will adopt

Notes to consolidated financial statements

SFAS 160 effective April 1, 2009. The Company is currently assessing the impact, if any, of adopting this standard on the Company’s financial position, cash flows and results of operations.

4.  OTHER RISK AND UNCERTAINTIES

Concentrations of credit risk

Financial instruments that subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company’s cash and cash equivalents are invested with financial institutions in deposits that, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that these institutions are financially sound and, accordingly, that minimal credit risk exists.

The Company does not require collateral to support credit sales. Allowances, if deemed necessary, are maintained for potential credit losses. Customer concentrations of greater than 10% were as follows:

	Year ended March 31,			Nine months ended December 31,
	2005	2006	2007	2006	2007

				(unaudited)

% of total revenue
Customer A	47%	37%	31%	30%	27%
Customer B	*	12%	34%	30%	17%
Customer C	35%	21%	18%	22%	23%

			As of
	As of March 31,		December 31,
	2006	2007	2007

			(unaudited)

% of gross accounts receivable
Customer C	*	18%	96%
Customer D	37%	*	*
Customer E	31%	*	*
Customer F	*	36%	*
Customer G	13%	*	*
Customer H	*	36%	*

*	Less than 10% of the consolidated revenue or accounts receivable for the respective period end

Notes to consolidated financial statements

5.  BALANCE SHEET COMPONENTS

Property and equipment

Property and equipment, net, consisted of the following:

			As of
	As of March 31,		December 31,
	2006	2007	2007

			(unaudited)
	(in thousands)

Furniture and fixtures (including leasehold improvements)	$151	$127	$462
Computer equipment	531	623	707
Computer software	96	93	99

	778	843	1,268
Less: accumulated depreciation and amortization	(546)	(577)	(679)

	$232	$266	$589

Depreciation expense for the years ended March 31, 2005, 2006 and 2007 was $277,000, $173,000, and $131,000, respectively and $95,000 and $103,000 for the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Accrued liabilities

Accrued liabilities consisted of the following:

			As of
	As of March 31,		December 31,
	2006	2007	2007

			(unaudited)
	(in thousands)

Accrued vacation	$474	$536	420
Accrued payroll-related liabilities	352	487	598
Accrued professional fees	438	1,138	527
Capital lease obligations	48	38	31
Other	84	179	140

	$1,396	$2,378	$1,716

6.  COMMITMENTS AND CONTINGENCIES

Lease obligations

The Company leased its prior corporate headquarters facility under a noncancellable operating lease agreement that commenced in January 2005 and expired in January 2008. Monthly payments for this facility were approximately $17,000. The terms of the lease provided for rental payments on a graduated scale. The Company recognized rent expense on a straight line basis over the lease period. The deferred rent balances were $22,000, $19,000 and $2,000 at March 31, 2006, 2007 and December 31, 2007 (unaudited), respectively, and are included within accrued liabilities.

The Company leases its new corporate headquarters facility under a noncancellable operating lease agreement that commenced in January 2008 and expires in January 2011. Monthly payments for this

Notes to consolidated financial statements

facility are approximately $30,000. The terms of the lease provide for rental payments on a graduated scale. The Company will recognize rent expense on a straight line basis over the lease period.

The Company also finances certain equipment under a capital lease arrangement. At March 31, 2007 and December 31, 2007 (unaudited), the Company had capital lease obligations totaling $38,000 and $31,000, respectively, which was included within accrued liabilities. This lease contains a bargain purchase option. The lease has a term of five years, and a stated interest rate of 10%.

Future minimum lease payments under all operating leases as of December 31, 2007 are as follows:

Operating
Year ending March 31,	leases

(in thousands)

2008	$105
2009	357
2010	368
2011	306

Total minimum payments	$1,136

Rent expense under the Company’s operating leases was approximately $531,000, $305,000 and $376,000 for the years ended March 31, 2005, 2006 and 2007, respectively and $273,000 and $248,000 for the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Future minimum lease payments under all capital leases as of December 31, 2007 are as follows:

Capital
Year ending March 31,	leases

(in thousands)

2008	$4
2009	14
2010	14
2011	3

Total	35
Less: Amounts representing interest	4

Present value of future minimum lease payments	$31

Indemnification

The Company enters into standard license agreements in its ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify its customers for losses suffered or incurred by them as a result of any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. These indemnification obligations generally have perpetual terms. The Company estimates the fair value of its indemnification obligation to be insignificant, based upon its history of no litigation concerning product and patent infringement claims. Accordingly, the Company has no liabilities recorded for indemnification under these agreements as of March 31, 2006 and 2007 and December 31, 2007 (unaudited).

Notes to consolidated financial statements

Warranties

The Company offers its customers a warranty that its products will substantially conform to their functional specifications. To date, there have been no payments or material costs incurred related to fulfilling these warranty obligations. Accordingly, the Company had recorded no liabilities for these warranties as of March 31, 2006 and 2007 and December 31, 2007 (unaudited). The Company assesses the need for a warranty reserve on a quarterly basis and there can be no guarantee that a warranty reserve will not become necessary in the future.

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any of these matters, individually or in the aggregate, will have a materially adverse effect on the Company’s business, financial condition or results of operation and as such no amounts have been accrued for these exposures at March 31, 2006 and 2007 and December 31, 2007 (unaudited).

7.  BANK LOANS AND BRIDGE LOAN

Bank loans

In February 2004, the Company entered into a Loan and Security Agreement with Silicon Valley Bank to provide a credit facility, the repayment of which was guaranteed by investors in the Company (“Guaranteed Bank Loan”). The amount available to be borrowed by the Company was limited by the aggregate amount of investor guarantees, up to a maximum of $7,000,000. On March 25, 2004, the Company obtained guarantees of $1,000,000 each from three investors (the “Guarantors”), bringing the total credit available to the Company to $3,000,000. The Guaranteed Bank Loan comprised a revolving period followed by a term loan period. The revolving period, during which advances made under the Guaranteed Bank Loan could be repaid and re-borrowed, began upon inception of the Guaranteed Bank Loan and ended January 31, 2005. During the revolving period, interest was calculated at the bank’s prime rate plus 6% for the approximately one month period between the inception of the Guaranteed Bank Loan and March 25, 2004, and at the greater of the bank’s prime rate plus 0.5% or 4.5% for the remainder of the revolving period. The Company made monthly interest-only payments during the revolving period. On January 31, 2005, all advances outstanding under the Guaranteed Bank Loan converted to a 2-year term loan at an annual interest rate of 5.75%. In February 2005, the revolving period was extended to February 28, 2005, the term loan period was shortened to 23 months, and the term loan interest rate was reset at 6.0%.

Upon inception of the Guaranteed Bank Loan in February 2004, the Company borrowed $1,000,000 at an effective interest rate of 27.0%. From April 1, 2004 to January 10, 2005, the Company increased borrowings under the Guaranteed Bank Loan separately by $1,500,000 at an effective interest rate of 12.8% and $426,000 at an effective interest rate of 11.2%, totaling the amount to $2,926,000, which amount was outstanding as of March 31, 2005.

The bank had a continuing security interest in all the assets of the Company as collateral under the Guaranteed Bank Loan. In addition, the Guarantors had individually entered into unconditional guaranty agreements with the bank. In the event of default by the Company, the bank would be entitled to demand payment of all obligations from the Guarantors, and when the bank was repaid in full, the Guarantors would subrogate to the bank’s security interest in all the assets of the Company. The Company would then be obligated to repay the Guarantors for any amounts paid to the bank pursuant

Notes to consolidated financial statements

to a convertible promissory note, the term of which would be one year following full repayment to the bank, plus interest at the lesser of prime rate plus 3% or 10% (the “Guarantor Notes”).

In connection with the Guaranteed Bank Loan, the Company issued to the Guarantors a series of warrants to purchase Series C preferred stock for $11.66 per share (the “Guarantor Warrants”). The Guarantor Warrants comprised a warrant for the number of shares equal to 5% of the aggregate commitment of $3,000,000 divided by the per share purchase price of the Series C preferred stock and a warrant for the number of shares equal to 45% of the amounts actually borrowed divided by the per share purchase price of the Series C preferred stock. The Guarantor Warrants had a term of five years, or earlier in the event of a qualified initial public offering of capital stock or a greater than 50% change in control of the Company. As part of the Series D preferred stock sale, Guarantor Warrants for 125,805 shares of Series C preferred stock were cancelled as a condition for the Guarantors’ participation in the Series D preferred stock sale, resulting in $297,000 recorded to additional paid-in capital.

In February 2004 the Company issued a warrant to the bank to purchase 5,146 shares of Series C preferred stock for $11.66 per share (the “Bank Warrant”). The Bank Warrant is for a term of 10 years, or earlier in the event of an all-cash acquisition of the Company.

The Company allocated the total proceeds of the Guaranteed Bank Loan to the amounts borrowed and the warrants based on the residual fair value of the warrants. As a result of the allocations, the Company recorded a deferred financing cost on the notes resulting from the issuance of the Guarantor Warrants and the Bank Warrant of $434,000 and $358,000 as of March 31, 2004 and 2005, respectively, and debt discount of $54,000 in the year ended March 31, 2004. These discounts are amortized over the period of repayment. The value of the warrants was determined based on the Black-Scholes option pricing model using the following assumptions: contractual life of five years for the Guarantor Warrants and 10 years for the Bank Warrant, volatility of 100% and a risk-free interest rate of 3% to 4%.

Bridge loan

In April 2005, the Company completed a $725,000 extension to the Guaranteed Bank Loan (the “Guaranteed Bridge Loan”), bringing the total credit available under the Guaranteed Bank Loan to $3,725,000. The terms of the Guaranteed Bridge Loan varied from the Guaranteed Bank Loan in that the Bridge Loan Guarantors (“Bridge Loan Guarantors”) pledged collateral in the form of certificates of deposit deposited with the bank instead of guarantees, but otherwise became parties to the Guaranteed Bank Loan agreement.

In connection with the Guaranteed Bridge Loan, the Bridge Loan Guarantors received the right to convert the Guaranteed Bridge Loan amount into the next qualified preferred stock financing, defined as a financing having aggregate gross proceeds of at least $6,000,000. Such conversion was at a 20% discount to the price paid by other investors in such financing. If the Guaranteed Bridge Loan and the Guaranteed Bank Loan were repaid and the pledged collateral returned to the Bridge Loan Guarantors, then the Bridge Loan Guarantors were entitled to receive a payment of 20% of the Bridge Loan principal amount. As a result of this right to a 20% discount on conversion, the Company recorded a $145,000 discount against the proceeds of the Guaranteed Bridge Loan, to be amortized using effective interest method over the period of payment.

Upon closing of the Guaranteed Bridge Loan, the Company borrowed $713,000 at an effective interest rate of 9.7%. The Guaranteed Bridge Loan bore interest at the greater of the bank’s prime rate or 5.75% and matured January 2007.

Notes to consolidated financial statements

In December 2005, the Company used a portion of the proceeds of the Series D preferred stock sale (see Note 9) to extinguish both the Guaranteed Bank Loan and the Guaranteed Bridge Loan, resulting in the release of the bank’s continuing security interest in all the assets of the Company and the corresponding release of the Guarantors from their unconditional guaranty agreements. As a result of this extinguishment of debt, a loss of $128,000 was recorded for the year ended March 31, 2006.

8.  CREDIT FACILITY

In June 2005, the Company completed a $4,000,000 credit facility (the “Credit Facility”) with a lender affiliated with the lender of the Guaranteed Bank Loan. The Credit Facility comprises a $1,000,000 convertible note and a $3,000,000 revolving loan.

The convertible note is interest-only at LIBOR plus 3% and matures May 31, 2010 and may not be prepaid prior to maturity. At any time prior to maturity, the lender may, at its option, convert the convertible note into any combination of (i) the Company’s Series C preferred stock at the rate of $5.83 per share of Series C preferred stock, or (ii) the Company’s next preferred stock or convertible debt financing.

The revolving loan was interest-only at LIBOR plus 6% and matured May 31, 2007 without renewal. No amounts were borrowed under the revolving loan as of March 31, 2007.

In connection with the Credit Facility, the Company issued to the lender a warrant which provides the lender the right to purchase $600,000 in value of the Company’s stock (the “Lender Warrant”). At any time prior to expiration, the Lender Warrant could have been exercised to purchase any combination of (i) shares of Series C preferred stock at $5.83 per share; or (ii) shares of preferred stock issued in the Company’s next preferred stock or convertible debt financing at issue price. As a result of the issuance of the warrants, the Company recorded their fair value of $558,000 as a financing cost, to be amortized over the period of repayment. The value of the warrants was determined based on the Black-Scholes option pricing model using the following assumptions: contractual life of 10 years, volatility of 90% and a risk-free interest rate of 3% to 4%.

In December 2005, following the initial closing of the Series D preferred stock sale (see Note 9), the lender elected that the $1,000,000 convertible note would, if converted under the terms of the agreement, convert into 85,769 shares of Series C preferred stock and 62,500 shares of Series D preferred stock. The lender also elected that the Lender Warrant comprise a warrant to purchase 51,461 shares of Series C preferred stock for $5.83 per share and a warrant to purchase 37,500 shares of Series D preferred stock for $8.00 per share.

In the event the lender elects to convert any portion of the convertible note into Series C preferred stock or exercises its Lender Warrant to purchase Series C preferred stock, and the Company subsequently merges or is acquired in a qualified liquidating event, then the lender agrees to surrender its Series C preferred stock upon receiving total consideration equal to three times its investment in such Series C preferred stock.

The Credit Facility lender has a continuing security interest in all the assets of the Company as collateral under the Credit Facility. In June 2005, the Company borrowed $1,000,000 pursuant to the convertible note of the Credit Facility, which amount was outstanding as of March 31, 2006 and 2007 and December 31, 2007 (unaudited).

Notes to consolidated financial statements

9.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

In December 2005 and January 2006, the Company completed the sale of 1,414,842 shares of Series D preferred stock and 715,622 warrants to purchase Series D preferred stock for cash proceeds of $11,225,000. The investors in this transaction comprised new investors, existing investors, existing investors who were also Guarantors to the Guaranteed Bank Loan and existing investors who were also Guarantors to the Guaranteed Bridge Loan. New investors and existing investors (i.e., not also Guarantors) received one share of Series D preferred stock and a warrant to purchase one half share of Series D preferred stock at $8.00 per whole share for each $8.00 invested. The Guarantors to the Guaranteed Bank Loan received one share of Series D preferred stock and a warrant to purchase one half share of Series D preferred stock at $8.00 per whole share for consideration comprising $8.00 and a 0.6878 Series C warrant, limited to the amount of the Guarantee provided. The Guarantors to the Guaranteed Bridge Loan received either, (i) one share of Series D preferred stock and a warrant to purchase one half share of Series D preferred stock at $8.00 per whole share, or (ii) 1.25 shares of Series D preferred stock for each $8.00 invested, limited to the amount of the Guarantee provided.

As a result of the issuance of the warrants related to the Series D preferred stock sale, the Company recorded their fair value of $3,619,000 as a discount to the proceeds, to be accreted using the effective interest method over the period from issuance of the Series D preferred stock to its redemption. The value of the warrants was determined based on the Black-Scholes option pricing model using the following assumptions: contractual life of five years, volatility of 80% and a risk-free interest rate of 4.14% to 4.33%.

The Company’s mandatorily redeemable convertible preferred stock consisted of the following as of March 31, 2007:

				Liquidation	Annual
		Shares	Shares	preference	noncumulative
	Shares	issued and	reserved for	value	dividends	Liquidation
	authorized	outstanding	conversion	per share	per share	preference

						(in thousands)

Series A	428,862	428,841	428,841	$11.6592	$0.9328	$5,000
Series B	775,975	775,947	775,947	$17.4888	$1.3992	13,571
Series C	3,040,225	2,824,738	2,824,738	$17.4888	$0.9328	49,402
Series D	2,196,875	1,414,842	1,414,842	$12.0000	$0.8000	16,978

	6,441,937	5,444,368	5,444,368			$84,951

(a)	Voting

Each share of Series A, B, C and D preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and generally votes together as one class with the common stock.

(b)	Dividends

Holders of Series A, B, and C preferred stock are entitled to receive noncumulative dividends, and holders of Series D preferred stock are entitled to receive cumulative dividends, when and if declared by the board of directors. As of December 31, 2007 (unaudited), no dividends had been declared.

As part of the Series D preferred stock sale, participation rights of Series C preferred stock were removed and holders of Series D preferred stock received participation rights whereby additional dividends available after dividend payments to holders of Series A through C preferred stock would be

Notes to consolidated financial statements

distributed among the holders of common stock and Series D preferred stock in proportion to the number of shares of common stock held by all such shareholders, treating each such holder of Series D preferred stock as if all shares of Series D preferred stock converted to common stock at the then effective conversion rate.

As of March 31, 2005, holders of Series C preferred stock were entitled to receive undeclared cumulative dividends at the per annum rate of $0.9328 per share totaling $7,441,000 in accordance with the rights, preferences and privileges in place at that time. As a requirement of the issuance of the Series D preferred stock in December 2005 and January 2006, the Company amended its certificate of incorporation. This amendment modified certain of the terms of the Series A through C preferred stock, including removal of the cumulative dividend rights of the Series C preferred stock. As this modification was made concurrently with the sale of the new preferred stock, the Company considered this modification and determined that it involved only the different classes of preferred stockholders. As a result, the Company recorded a capital contribution in the amount of the historical accretion recorded in respect of the cumulative dividend rights, or $9.29 million, that were removed as part of the modification.

On August 17, 2007, the Series D preferred stock was amended to remove the cumulative dividend feature. As a result, the Series D stockholders no longer have any rights to previously accumulated undeclared dividends on Series D preferred stock. Prior to such amendment, cumulative dividends on Series D preferred stock, if not declared and paid, would be payable to the Series D stockholders upon an ordinary liquidation of the Company.

In addition, the cash redemption price payable to the Series D stockholders upon exercise of their put option after December 2010, requiring the Company to repurchase their preferred stock, was also amended to exclude accumulated undeclared dividends. Prior to the amendment, as a result of the put option, the Company had been accreting the redemption value of Series D from its initially assigned redemption value at issuance to its cash redemption price (including cumulative undeclared dividends) over the period from the issuance date to the first put date following the effective interest method. Accordingly, such periodic accretion charges included accumulated undeclared dividends.

As of the date of the amendment, the Series D accreted carrying value was $2,740,000 including accretion of $1,872,000 pertaining to the dividend portion of the put redemption price. Accretion charges subsequent to the amendment date will be based upon increasing the $2,740,000 carrying value to the revised put price (which excludes cumulative dividends) over the remaining period to the put date.

(c)	Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A, B, C and D preferred stock are entitled to receive a distribution of $11.659, $17.489, $17.489 and $12.00 per share, respectively, plus any unpaid but declared or accrued dividends. The remaining assets, if any, shall be distributed ratably among the holders of common stock and Series D preferred stock on an as-if-converted basis.

(d)	Conversion

Each share of Series A, B, C and D preferred stock is convertible into common stock at the option of the holder into one share of common stock. The conversion ratio into common stock is subject to certain adjustments to prevent dilution. Each share of Series A, B, C and D preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio

Notes to consolidated financial statements

upon the closing of a public offering of common stock at a per share price of at least $10.00 per share and an aggregate gross offering to the public of at least $20,000,000. In addition the holders of a majority of the then outstanding shares of Series A and B preferred stock, voting as a single class on an as-if-converted basis may elect to convert. Each share of Series C preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon the consent of holders of two-thirds of the then outstanding shares of Series C preferred stock, voting as a single class on an as-if-converted basis. Each share of Series D preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon the consent of holder of two-thirds of the then outstanding shares of Series D preferred stock, voting as a single class on an as-if-converted basis.

(e)	Redemption

Upon written notice of at least a majority of the holders of Series A preferred stock, at any time subsequent to December 5, 2010, the Company must redeem a specified percentage of Series A preferred stock at a price equal to $11.6592 per share, plus all declared but unpaid dividends on such shares.

Upon written notice of at least a majority of the holders of Series B preferred stock, at any time subsequent to December 5, 2010, the Company must redeem a specified percentage of Series B preferred stock at a price equal to $17.4888 per share, plus all declared but unpaid dividends on such shares.

Upon written notice of at least a majority of the holders of Series C preferred stock, at any time subsequent to December 5, 2010, the Company must redeem a specified percentage of Series C preferred stock at a price equal to $11.6592 per share, plus all accrued but unpaid dividends on such shares.

Subsequent to August 17, 2007 upon written notice of at least a majority of the holders of Series D preferred stock, at any time subsequent to December 5, 2010, the Company must redeem a specified percentage of Series D preferred stock at a price equal to $8.00 per share, plus all accrued but unpaid dividends on such shares.

10.	MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANTS LIABILITY AND WARRANTS FOR COMMON STOCK

Mandatorily redeemable convertible preferred stock warrants liability outstanding as of March 31, 2007 and December 31, 2007 (unaudited) were as follows:

		Series of
		convertible
	Term	preferred	Exercise	Number of shares	Fair value at	Fair value at
Issue date	(years)	stock	price	under warrant	March 31, 2007	December 31, 2007

						(unaudited)
					(in thousands)

March 2004	5	C	$11.66	17,153	$133	$82
February 2004	10	C	$11.66	5,146	60	47
June 2005	10	C	$5.83	51,461	696	579
December 2005	5	D	$8.00	678,122	9,005	5,906
January 2006	10	D	$8.00	37,500	585	418

				789,382	$10,479	$7,032

Notes to consolidated financial statements

Warrants for common stock

In connection with the issuance of the Series C preferred stock in 2001, the Company issued warrants to purchase 2,335,573 shares of common stock at an exercise price of $0.1168 per share. The warrants were immediately exercisable and would expire by December 31, 2006. In December 2005, 90,058 shares of common stock warrants were exercised, resulting in $236,000 recorded to additional paid-in capital. In the three months ended December 31, 2006, the remaining 2,245,515 shares of common stock warrants were exercised, resulting in $5.9 million recorded to additional paid-in capital.

11.	COMMON STOCK

The Company’s certificate of incorporation, as amended in August 2007, authorizes the Company to issue 25,000,000 shares of $0.001 par value common stock.

12.	STOCK INCENTIVE PLAN

The Company’s 1997 Stock Incentive Plan (the “1997 Plan”) provides for the issuance of up to 2,815,019 shares of the Company’s common stock to employees, directors and consultants. The board of directors may grant incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) at prices not less than the fair market value at the date of grant as determined by the Board. ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, directors, consultants, contractors and advisors. The Board also establishes the terms of the option grants. Options generally vest over four years and expire in 10 years. Options may be immediately exercisable. Unvested shares are subject to repurchase upon termination of employment or interruption of continuous service. At March 31, 2007, there were 2,063,830 shares of common stock reserved for issuance subject to outstanding options under the 1997 Plan. In March 2007, the 1997 Plan expired. Subsequent to the expiration of the 1997 plan, options originally issued under the 1997 Plan that are forfeited or expired will not be available for future option grants.

In April 2007, the board of directors, as well as a majority of the stockholders, of the Company approved adoption of the Company’s 2007 Stock Incentive Plan (“2007 Plan”) which provided for the grant of awards, in the form of an option, stock appreciation right, restricted stock, restricted stock unit, or other right of benefit, to issue an aggregate of up to 625,000 shares of the common stock of the Company, plus an annual increase to be added on the first business day of each calendar year beginning on January 2, 2008 equal up to three percent of the number of shares outstanding as of such date.

The Company also adopted the 2003 Non-Employee Director Stock Option Plan (“the Directors Plan”) under which 42,880 were subject to outstanding options and 34,313 shares were available for future grant to the Directors as of March 31, 2007 and December 31, 2007 (unaudited). NSOs are granted at fair market value at the date of grant, vest over four years and expire in 10 years. The Directors’ options are immediately exercisable and unvested shares may be subject to repurchase upon departure from the Board.

The Company’s right of repurchase lapses as the option vests. Any unvested shares which the optionee has purchased may be subject to the Company’s right to repurchase at the optionee’s original per share exercise price. At March 31, 2007 and December 31, 2007 (unaudited), no shares were subject to repurchase pursuant to these provisions.

Notes to consolidated financial statements

A summary of all option activity is presented below:

	Options	Number of	Weighted
	available	options	average
	for grant	outstanding	exercise price

Balance, March 31, 2004	2,117,262	570,168	$3.922
Granted	(266,037)	266,037	$4.080
Exercised	—	(71,554)	$2.132
Forfeited	47,579	(47,579)	$4.395
Expired	64,598	(64,598)	$5.093

Balance, March 31, 2005	1,963,402	652,474	$4.030
Granted	(1,445,612)	1,445,612	$0.906
Exercised	—	(19,239)	$1.994
Forfeited	61,900	(61,900)	$3.603
Expired	60,224	(60,224)	$4.801

Balance, March 31, 2006	639,914	1,956,723	$1.733
Granted	(232,179)	232,179	$13.318
Exercised	—	(37,438)	$3.321
Forfeited	42,000	(42,000)	$7.801
Expired	2,754	(2,754)	$4.074
Termination of 1997 Plan	(418,176)	—

Balance, March 31, 2007	34,313	2,106,710	$2.857
2007 Plan increase in option pool (unaudited)	625,000	—
Granted (unaudited)	(400,934)	400,934	$14.241
Exercised (unaudited)	—	(25,850)	$1.575
Forfeited (unaudited)	9,615	(61,791)	$8.745
Expired (unaudited)	—	(12,429)	$10.524

Balance, December 31, 2007 (unaudited)	267,994	2,407,574	$4.576

Additional information on the status of the options at March 31, 2007 and December 31, 2007 (unaudited) is as follows:

	Number	Weighted	Weighted average	Aggregate
	of options	average	remaining contractual	intrinsic
	outstanding	exercise price	term (years)	value

				(In thousands)

Outstanding at March 31, 2007	2,106,710	$2.857	8.08	$23,880
Vested and expected to vest at March 31, 2007	1,945,972	$2.857	8.03	$22,055
Exercisable at March 31, 2007	927,441	$2.632	7.28	$10,693
Outstanding at December 31, 2007 (unaudited)	2,407,574	$4.576	7.76	$21,554
Vested and expected to vest at December 31, 2007 (unaudited)	2,229,170	$4.459	7.69	$20,191
Exercisable at December 31, 2007 (unaudited)	1,265,248	$2.917	7.02	$13,233

Notes to consolidated financial statements

The intrinsic value represents the excess of the Company’s stock price at March 31, 2007 and December 31, 2007 (unaudited) of $14.16 and $13.31, respectively, over the option exercise price of the shares multiplied by the number of in-the-money options outstanding. The total intrinsic value of options exercised during the year ended March 31, 2007 was $353,000 and $302,000 during the nine months ended December 31, 2007 (unaudited), which generated no tax benefit. The total intrinsic value of options exercised during year ended March 31, 2005 and 2006 was $158,000 and $0, respectively.

The stock options outstanding and exercisable by exercise price at March 31, 2007, were as follows:

		Options outstanding
				Weighted	Options exercisable
				average		Weighted
Range of		Number	Weighted average	contractual life		average
exercise prices		of shares	exercise price	(years)	Number of shares	exercise price

$0.56	$0.56	190,917	$0.56	8.15	76,955	$0.56
$0.96	$0.96	1,222,344	$0.96	8.78	407,439	$0.96
$1.20	$4.08	438,496	$3.65	6.22	357,065	$3.65
$5.84	$14.24	185,578	$11.28	7.65	85,982	$8.17
$15.04	$15.04	69,375	$15.04	8.48	—	$0.00

$0.56	$15.04	2,106,710	$2.86	8.08	927,441	$2.63

The stock options outstanding and exercisable by exercise price at December 31, 2007 (unaudited), were as follows:

		Options outstanding
				Weighted	Options exercisable
				average		Weighted
Range of		Number	Weighted average	contractual life		average
exercise prices		of shares	exercise price	(years)	Number of shares	exercise price

$0.56	$0.56	182,035	$0.56	7.42	107,861	$0.56
$0.96	$0.96	1,190,159	$0.96	8.08	623,570	$0.96
$1.20	$5.84	483,470	$3.93	5.23	445,265	$3.97
$13.44	$14.25	493,498	$14.17	9.46	71,921	$14.06
$15.04	$15.04	58,412	$15.04	8.79	16,631	$15.04

$0.56	$15.04	2,407,574	$4.58	7.76	1,265,248	$2.91

The table below represents options granted during the twelve months prior to December 31, 2007.

			Fair value
			estimate
	Number of		per share of	Intrinsic value
Date of issuance	options granted	Exercise price	common stock(1)	per share

February 2007	54,500	14.24	14.24	0.00
March 2007	23,125	14.24	14.24	0.00
August 2007	340,059	14.24	12.64	0.00
September 2007	24,625	14.25	12.64	0.00
November 2007	36,250	14.25	12.67	0.00

(1)	Common stock fair value determination based on contemporaneous valuations prepared by an unrelated valuation specialist.

Notes to consolidated financial statements

In the year ended March 31, 2005, 2006 and 2007, the Company issued options to employees with exercise prices that were determined to be equal to or greater than the fair market values of common stock at the grant dates. For options granted in the quarter ended June 30, 2006 and for subsequent periods, the Company has determined the estimated fair value of common stock based on contemporaneous valuations performed by FSCG. For the options granted in the period from July 1, 2003 to March 31, 2006, the Company retrospectively estimated the fair value of its common stock based on a number of factors, including operating and financial performance, progress and milestones attained in the business, past sales of convertible preferred stock, and the results of retrospective valuations performed by FSCG. These retrospective valuations utilized the option pricing valuation methodologies using assumptions including volatility for the period, average risk free interest rate, expected term and dividend rate. The Company reviewed these factors and the events that happened between each valuation date and determined that the combination of these factors and events reflect a true measurement of the fair value of its common stock over an extended period of time.

13.	STOCK-BASED COMPENSATION

As discussed in Note 2, the Company adopted SFAS 123R effective April 1, 2006 using the prospective transition method. Under SFAS 123R, the Company estimates the fair value of stock options granted on the grant date using the Black-Scholes option valuation model and applies the straight-line method of expense allocation.

The assumptions used to value employee stock options granted during the year ended March 31, 2007 and the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited) were as follows:

	Year ended	Nine months ended
	March 31,	December 31,
	2007	2006	2007

		(unaudited)

Volatility	70.0%	70%	65%
Average risk free interest rate	4.08% to 5.03%	4.44% to 4.60%	3.55% to 4.92%
Expected term	5.3 years	5.3 years	5.3 years
Dividend rate	0%	0%	0%

	Year ended	Nine months ended
	March 31,	December 31,
	2007	2006	2007

		(unaudited)

Weighted average fair value at date of grant	$8.537	$8.338	$7.226
Shares granted	232,179	154,554	382,184

The Company based expected volatility on the historical volatility of a peer group of publicly traded companies. The expected term of options gave consideration to early exercises, post-vesting cancellations and the options’ contractual term. The risk-free interest rate for the expected term of the option is based on the United States Treasury Constant Maturity rate as of the date of grant.

The Company calculated employee stock-based compensation expense recognized in the year ended March 31, 2007 and the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited) based on awards ultimately expected to vest and reduced it for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Notes to consolidated financial statements

As a result of adopting SFAS 123R, the Company’s operating expenses increased by the employee and director option expense for the following periods and allocated as follows:

	Year ended	Nine months ended
	March 31,	December 31,
	2007	2006	2007

		(unaudited)
	(in thousands)

Cost of revenue	$2	$1	$7
Research and development	46	25	184
Selling, general and administrative	256	62	353

	$304	$88	$544

No stock-based compensation costs have been capitalized. At March 31, 2007 and December 31, 2007 (unaudited), the total unrecognized stock-based compensation cost related to employee and director options not yet vested was $1,394,000 and $3,792,000, respectively, net of estimated forfeitures. The remaining unamortized cost will be amortized over a weighted average period of 3.4 years and 1.9 years as of March 31, 2007 and December 31, 2007 (unaudited), respectively.

Cash receipts for exercises of stock options for the years ended March 31, 2005, 2006 and 2007 were $151,000, $38,000 and $124,000, respectively and $45,000 and $41,000 for the nine months ended December 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Prior to adoption of SFAS 123R, the Company accounted for its stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25, but as options were granted at or above the fair value of the Company’s common stock on the date of grant, the Company recorded no stock compensation.

In December 2001, the Company executed stock restriction agreements with the founders of the Company for 428,849 shares of common stock. The agreements give the Company the right to purchase, at $0.00583 per share, the number of unvested shares held by each individual at the time at which the respective founder voluntarily ceases to be an employee of the Company. This restriction lapses ratably over three years from December 2001. At March 31, 2006 and 2007 no shares were subject to restriction. The restriction agreements resulted in the recording of a $2,243,000 deferred stock-based compensation charge, and $186,000 and $0 respectively, was recorded as an expense in the years ended March 31, 2005 and 2006, respectively.

The weighted average grant date fair value of the options granted during the years ended March 31, 2005 and 2006 were $0.64 and $0.16, respectively. The weighted average grant date fair value was allocated using the accelerated method of expense attribution for graded vesting options under SFAS 123, using FASB Interpretation No. 28, Accounting for Stock Appreciation rights and Other Variable Stock Option or Award Plans: an interpretation of APB Opinions No. 15 and 25.

The employee and director stock-based compensation expense disclosed under SFAS 123R will increase as more options become subject to the new requirements and as fair values are determined using a stock volatility consistent with comparable companies, instead of the zero volatility factor as was permitted previously.

Notes to consolidated financial statements

Consultant options

For the year ended March 31, 2005, the Company granted stock options and awards to purchase 16,294 shares of common stock to consultants at the exercise price of $4.08. The contractual terms of these awards are 10 years. For the nine months ended December 31, 2007 (unaudited), the Company granted stock options and awards to purchase 18,750 shares of common stock to consultants at the exercise price of $14.25. The contractual term of these awards are 10 years. No options and awards to purchase shares of common stock were issued to consultants during the years ended March 31, 2006 and 2007.

The Company accounts for stock-based awards to persons other than employees and directors in accordance with SFAS 123 and EITF Issue No. 96-18, using the variable accounting model and remeasure these options each accounting period. The Company determined the value of the options granted to persons other than employees and directors based on the Black-Scholes option pricing model.

The assumptions used for valuing the consultants options are as follows:

				Nine months ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)

Volatility	90.0%	70.0%	70.0%	70%	65.0%
Average risk free interest rate	4.67%	4.97%	4.65%	4.70%	4.04%
Dividend rate	0%	0%	0%	0%	0%

The expected term assumption used for valuing the consultants options is the remaining contractual life of each option.

The fair value per share of options granted to non-employees for the year ended March 31, 2005 was $1.40. The following table summarizes the distribution of consultant stock-based compensation expense:

				Nine months
	Year ended March 31,			ended December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)

Cost of revenue	$—	$—	$2	$—	$—
Research and development	1	—	6	6	1
Selling, general and administrative	35	—	88	78	43

Total	$36	$—	$96	$84	$44

Unamortized stock-based compensation that relates to stock options granted to consultants at March 31, 2007 and December 31, 2007 (unaudited) was $49,000 and $100,000, respectively, and the remaining amortization period was 1.11 years and 2.43 years, respectively. Unamortized stock-based compensation is subject to change in the future until the related options vest based on changes in the fair value of the Company’s common stock.

Notes to consolidated financial statements

Restricted stock issuance (unaudited)

In May 2007, the Company granted 6,514 shares of fully vested restricted stock at $14.24 per share, the fair market value of the Company’s common stock at the time of issuance as determined by the board of directors based on contemporaneous valuations performed by FSCG, to certain consultants for engineering consulting services previously rendered; as a result, an expense of $93,000 was recorded for this transaction.

14.	EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan available to regular full time employees. Participants’ contributions are limited to a maximum amount set by the Internal Revenue Service. The Company may make contributions to the 401(k) plan at the discretion of the board of directors. At March 31, 2007 and December 31, 2007 (unaudited), the Company had not made any contributions to the plan.

15.	INCOME TAXES

The Company’s geographical breakdown of its income (loss) before provision for income taxes is as follows:

				Nine months
				ended
	Years ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)

Domestic	$(7,738)	$(4,651)	$(2,476)	$(2,176)	$5,729
Foreign	85	128	61	120	49

Income (loss) before provision for income taxes	$(7,653)	$(4,523)	$(2,415)	$2,056	$5,778

The provision for income taxes consists of the following:

				Nine months
	Year ended March 31,			ended December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)
Current:
US federal	$—	$—	$—	$—	$—
State and local	—	—	—	—	7
Foreign	33	109	316	275	175

	33	109	316	275	$182

Deferred:
US federal	—	—	—	—	—
Other	—	—	—	—	—

Total provision for income taxes	$33	$109	$316	$275	$182

Notes to consolidated financial statements

The Company’s effective tax rate differs from the US federal statutory rate as follows:

				Nine months
				ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)

Tax benefit at federal statutory rate	$(2,602)	$(1,538)	$(821)	$(699)	$1,964
State taxes	(567)	(115)	(47)	(17)	48
Research and development credits	(270)	(68)	(167)	(132)	(132)
Foreign operations taxes at different rates	3	17	(48)	(28)	(8)
Other nondeductible items	(87)	941	1,489	1,329	(864)
Change in valuation allowance	3,556	872	(90)	(178)	(826)

Provision for income taxes	$33	$109	$316	$275	$182

Deferred tax assets comprise the following:

				As of
	As of March 31,			December 31,
	2005	2006	2007	2007

				(unaudited)
	(in thousands)
Deferred tax assets:

Net operating loss carry forward	$14,537	$15,322	$15,262	$14,307
Research and other credits	1,590	1,772	2,065	2,289
Accruals and reserves not deductible	576	649	870	798
Depreciation	836	668	124	134

Total deferred tax assets	17,539	18,411	18,321	17,528
Valuation allowance	(17,539)	(18,411)	(18,321)	(17,528)

Net deferred tax assets	$—	$—	$—	$—

Based on the available evidence, the Company believes it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company provided a full valuation allowance against its deferred tax assets for all periods presented. The valuation allowance decreased by $90,000 in the year ended March 31, 2007 due to the usage of federal and state not operating carryfowards and expiration of state operating losses. The valuation allowance increased by $872,000 in the year ended March 31, 2006 due to the generation of current year net operating losses and research and development credits offset by a decrease in accruals and reserves not deductible.

As of March 31, 2007, the Company had approximately $40.6 million of federal net operating loss carryforwards and approximately $25.3 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards expire between 2018 and 2026 and the state net operating loss carryforwards will expire between 2013 and 2017, if not utilized.

The Company also had federal and state research and development credit carryforwards of approximately $1.0 million and $1.7 million at March 31, 2007. The federal research and development credit carryforwards begin to expire in 2022. The state research and development credit will carryover indefinitely.

Notes to consolidated financial statements

The amounts of and benefits from net operating loss carryforwards and research and development credit carryforwards may be impaired or limited in certain circumstances. Under the provisions of Section 382 of the Internal Revenue Code of 1986, certain substantial changes in the Company’s ownership may result in a limitation of the amount of net operating loss carryforwards and research and development credit carryforwards which can be used in future years.

The Company has deferred calculating US income tax on certain foreign earnings that are deemed to be permanently re-invested overseas. Determination of the unrecognized deferred tax liability is not currently practicable and the amount is not expected to be material.

Adoption of FIN 48 (unaudited)

The Company adopted FIN 48 effective April 1, 2007. During the implementation of FIN 48, the Company identified, evaluated and measured the amount of income tax benefits to be recognized for all material income tax positions. The Company concluded that net income tax assets recognized under FIN 48 did not materially differ from the net assets recognized before adoption of FIN 48.

At the adoption date of April 1, 2007, the Company recorded $6.7 million of unrecognized tax benefits related to net operating losses and research and development credits. The reversal of the uncertain tax benefits would not impact the Company’s effective tax rate to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. During the nine months ended December 31, 2007 (unaudited), the amount of unrecognized tax benefits increased $117,000 due to additional research and development credits generated in these nine months. At December 31, 2007 (unaudited), the Company had $6.8 million of unrecognized tax benefits.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2007 (unaudited), there was no accrued interest and penalties related to uncertain tax positions. The tax years 2003 to 2006 remain open to examination by the Internal Revenue Service for federal income tax purposes. The Company does not anticipate significant changes to its uncertain tax positions through December 31, 2008.

16.	RELATED PARTIES TRANSACTION

The Company’s chief technology officer also serves as the director and secretary of the Open Core Protocol International Partnership (“OCP-IP”), a partnership founded to develop an industry standard protocol to facilitate increased interoperability among IP cores in SoCs. The Company pays annual membership fees of $100,000 to, and licenses certain technology rights from, OCP-IP. In exchange, the Company derives certain marketing benefits from its relationship with OCP-IP.

17.	SEGMENT INFORMATION

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and licensing of intelligent interconnect solutions that manage the on-chip communications in systems-on-chip product design. The Company’s chief operating decision-maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its chief executive

Notes to consolidated financial statements

officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the location of the licensors. The Company’s assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue. As of March 31, 2006 and 2007, and December 31, 2007 (unaudited), long-lived assets, which represent property and equipment, net of accumulated depreciation, located outside of the United States were immaterial and represented less than one percent of the total net assets for each of the periods.

The following presents total revenue by geographic region:

				Nine months
				ended
	Year ended March 31,			December 31,
	2005	2006	2007	2006	2007

				(unaudited)
	(in thousands)

North America	$5,317	$6,630	$8,488	$6,336	$9,657
Asia	664	2,878	7,600	5,227	4,884
Rest of world	343	184	166	159	19

Total	$6,324	$9,692	$16,254	$11,722	$14,560

Work SONICS

Move SONICS

Play SONICS

Live SONICS

Through and including           , 2008 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the issuance and distribution of the securities being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the SEC, the NASD and the Nasdaq Global Market.

Amount

SEC registration fee	$2,456
NASD filing fee	$8,500
Nasdaq Global Market listing fees	$100,000
Printing expenses	*
Blue sky fees and expenses	*
Legal fees	*
Accounting fees	*
Registrar and transfer agent fees	*
Miscellaneous expenses	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant provide that:

➢	The registrant shall indemnify its directors for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

➢	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

➢	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

➢	The registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

Part II

➢	The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

➢	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors that provide the maximum indemnity allowed to directors by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.  Recent Sales of Unregistered Securities.

Since July 31, 2004, we have sold unregistered securities to a limited number of persons as described below.

1.  Sales of preferred stock

➢	In December 2005, the registrant sold an aggregate of 1,246,092 shares of the registrant’s Series D preferred stock to a total of 16 accredited investors at $8.00 per share, for aggregate proceeds of $9,968,736.

➢	In January 2006, the registrant sold an aggregate of 168,750 shares of the registrant’s Series D preferred stock to a total of two accredited investors at $8.00 per share, for aggregate proceeds of $1,350,000.

2.  Sales of common stock

➢	In May 2007, the registrant issued an aggregate of 6,514 shares of the registrant’s common stock to a total of nine consultants for services rendered. The shares had an aggregate fair market value on the date of issuance of $92,759.

3.  Warrants

➢	In September 2004, the registrant issued warrants to purchase an aggregate of 57,894 shares of Series C preferred stock to four investors at an exercise price of $11.66 per share.

➢	In January 2005, the registrant issued warrants to purchase an aggregate of 18,590 shares of Series C preferred stock to four investors at an exercise price of $11.66 per share.

➢	In December 2005, and from October 2006 to December 2006, the registrant issued 2,335,573 shares of common stock pursuant to the exercise of warrants at an exercise price of $0.1168 per share, for aggregate gross proceeds of $270,660.

➢	In December 2005, the registrant issued warrants to purchase an aggregate of 51,461 shares of Series C preferred stock to one investor at an exercise price of $5.83 per share.

➢	In December 2005, the registrant issued warrants to purchase an aggregate of 631,247 shares of the registrant’s Series D preferred stock to 17 accredited investors at an exercise price of $8.00 per share.

Part II

➢	In January 2006, the registrant issued warrants to purchase an aggregate of 84,375 shares of the registrant’s Series D preferred stock to two accredited investors at an exercise price of $8.00 per share.

4.  Options

➢	From July 31, 2004 through December 31, 2007, the registrant issued and sold an aggregate of 129,873 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 1997 Stock Plan, 2003 Director Plan and 2007 Stock Plan at exercise prices ranging from $0.56 to $5.84 per share, for an aggregate consideration of $334,399.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Regulation D promulgated thereunder, with respect to items (1) and (2) above, as transactions by an issuer not involving a public offering, and Rule 701 promulgated thereunder, with respect to item (3) above, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits

The list of exhibits is incorporated herein by reference to the Exhibit Index following the signature pages.

Exhibit index

1	.1*	Form of Underwriting Agreement
3	.1A*	Seventh Amended and Restated Certificate of Incorporation
3	.1B	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering
3	.2A*	Bylaws
3	.2B	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering
4	.1**	Form of Stock Certificate
4	.2*	Fourth Amended and Restated Investors’ Rights Agreement, dated November 23, 2005
4	.3*	Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Needham & Company, dated March 14, 2004
4	.4*	Form of Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Silicon Valley Bank
4	.5*	Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Partners For Growth, L.P., dated December 12, 2005
4	.6*	Warrant to Purchase Series D Preferred Stock between Sonics, Inc. and Partners For Growth, L.P., dated December 12, 2005
5	.1**	Opinion of Morrison & Foerster LLP
10	.1*	1997 Stock Incentive Plan
10	.2*	Form of Stock Option Agreement under 1997 Stock Incentive Plan
10	.3*	2003 Non-Employee Director Stock Option Plan
10	.4*	Sonics, Inc. 2003 Non-Employee Director Stock Option Plan — Notice of Stock Option Award

Part II

10	.5*	2007 Stock Incentive Plan
10	.6A*	Form of Notice of Stock Option Award under 2007 Stock Incentive Plan
10	.6B*	Form of Sonics, Inc. Notice of Acceleration of Stock Option Vesting
10	.7*	Sonics, Inc. 2007 Employee Stock Purchase Plan
10	.8*	Sonics Incentive Plan 2006
10	.9*	Sonics Incentive Plan 2007
10	.10*	Lease Agreement between John Arrillaga, Trustee or his Successor Trustee, UTA, dated 7/20/77 as amended, and Richard T. Peery, Trustee or his Successor Trustee, UTA, dated 7/20/77 as amended, and Sonics, Inc., dated October 1, 2004
10	.11*	Lease Agreement between Viasphere Technopark and Sonics Armenia Holdings, Inc., dated April 12, 2005
10	.12A*	Term Loan and Security Agreement between Sonics, Inc. and Partners for Growth, dated May 26, 2005
10	.12B*	Loan Modification and Content Agreement between Sonics, Inc. and Partners for Growth, L.P., dated December 9, 2005
10	.13*	Offer Letter Agreement between Sonics, Inc. and Martin M. Kovacich, dated May 12, 2003
10	.14*	Offer Letter Agreement between Sonics, Inc. and Raymond Brinks, dated September 23, 2004
10	.15*	Offer Letter Agreement between Sonics, Inc. and Philip J. Casini, dated July 1, 2004
10	.16*	Offer Letter Agreement between Sonics, Inc. and James Mac Hale, dated November 3, 2005
10	.17*	Offer Letter Agreement between Sonics, Inc. and David O’Brien, dated October 14, 2005
10	.18A*†	Restatement and Amendment of Master Technology License Agreement between Broadcom Corporation and Sonics, Inc., dated December 19, 2003
10	.18B*†	Amendment No. 3 to Master Technology License Agreement between Sonics, Inc. and Broadcom Corporation, dated September 29, 2006
10	.19A†	Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated January 31, 2003
10	.19B†	Amendment No. 3 to Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated November 26, 2007
10	.19C†	Addendum 3 to Exhibit A to Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated November 26, 2007
10	.20A†	Amended and Restated Technology License Agreement between Sonics, Inc. and Toshiba Corporation, dated March 26, 2003
10	.20B*†	Amendment 2 to Exhibit A Technology Schedule to the Technology License Agreement for Sonics MX IP Core between Sonics, Inc. and Toshiba Corporation, dated July 30, 2004
10	.21*	Form of Indemnification Agreement to be entered between Sonics, Inc. and its directors and officers
10	.22*†	Master License Technology Agreement between Sonics, Inc. and Marvell International Ltd., dated September 28, 2007
10	.23*	Lease between Sonics, Inc. and The Irvine Company LLC, dated November 26, 2007.
21	.1*	List of Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
23.3		Consent of Independent Valuation Firm
24	.1*	Power of Attorney
99.1		Consent of Semico Research Corporation

*	Previously filed.

**	To be filed by amendment.

Part II

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under Securities Act of 1933, as amended.

(b)  Financial Statement Schedules

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

Part II

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Part II

Signatures

Pursuant to the requirements of the Securities Act of 1933, Sonics, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Milpitas, state of California on March 5, 2008.

Sonics, Inc.

By:	/s/ Grant A. Pierce Name: Grant A. Pierce Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant A. Pierce Grant A. Pierce	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 5, 2008
* Martin M. Kovacich	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 5, 2008
* Herbert Chang	Director	March 5, 2008
* Mark J. DeNino	Director	March 5, 2008
* Dr. Alberto Sangiovanni-Vincentelli	Director	March 5, 2008
* Michael J. Sophie	Director	March 5, 2008

*By:	/s/ Grant A. Pierce
Name:   Grant A. Pierce

Title:	Attorney-in-fact

Part II

Exhibit index

1	.1*	Form of Underwriting Agreement
3	.1A*	Seventh Amended and Restated Certificate of Incorporation
3	.1B	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering
3	.2A*	Bylaws
3	.2B	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering
4	.1**	Form of Stock Certificate
4	.2*	Fourth Amended and Restated Investors’ Rights Agreement, dated November 23, 2005
4	.3*	Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Needham & Company, dated March 14, 2004
4	.4*	Form of Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Silicon Valley Bank
4	.5*	Warrant to Purchase Series C Preferred Stock between Sonics, Inc. and Partners For Growth, L.P., dated December 12, 2005
4	.6*	Warrant to Purchase Series D Preferred Stock between Sonics, Inc. and Partners For Growth, L.P., dated December 12, 2005
5	.1**	Opinion of Morrison & Foerster LLP
10	.1*	1997 Stock Incentive Plan
10	.2*	Form of Stock Option Agreement under 1997 Stock Incentive Plan
10	.3*	2003 Non-Employee Director Stock Option Plan
10	.4*	Sonics, Inc. 2003 Non-Employee Director Stock Option Plan — Notice of Stock Option Award
10	.5*	2007 Stock Incentive Plan
10	.6A*	Form of Notice of Stock Option Award under 2007 Stock Incentive Plan
10	.6B*	Form of Sonics, Inc. Notice of Acceleration of Stock Option Vesting
10	.7*	Sonics, Inc. 2007 Employee Stock Purchase Plan
10	.8*	Sonics Incentive Plan 2006
10	.9*	Sonics Incentive Plan 2007
10	.10*	Lease Agreement between John Arrillaga, Trustee or his Successor Trustee, UTA, dated 7/20/77 as amended, and Richard T. Peery, Trustee or his Successor Trustee, UTA, dated 7/20/77 as amended, and Sonics, Inc., dated October 1, 2004
10	.11*	Lease Agreement between Viasphere Technopark and Sonics Armenia Holdings, Inc., dated April 12, 2005
10	.12A*	Term Loan and Security Agreement between Sonics, Inc. and Partners for Growth, dated May 26, 2005
10	.12B*	Loan Modification and Content Agreement between Sonics, Inc. and Partners for Growth, L.P., dated December 9, 2005.
10	.13*	Offer Letter Agreement between Sonics, Inc. and Martin M. Kovacich, dated May 12, 2003
10	.14*	Offer Letter Agreement between Sonics, Inc. and Raymond Brinks, dated September 23, 2004
10	.15*	Offer Letter Agreement between Sonics, Inc. and Philip J. Casini, dated July 1, 2004
10	.16*	Offer Letter Agreement between Sonics, Inc. and James Mac Hale, dated November 3, 2005
10	.17*	Offer Letter Agreement between Sonics, Inc. and David O’Brien, dated October 14, 2005
10	.18A*†	Restatement and Amendment of Master Technology License Agreement between Sonics, Inc. and Broadcom Corporation, dated December 19, 2003
10	.18B*†	Amendment No. 3 to Master Technology License Agreement between Sonics, Inc. and Broadcom Corporation, dated September 29, 2006
10	.19A†	Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated January 31, 2003

Part II

10	.19B†	Amendment No. 3 to Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated November 26, 2007
10	.19C†	Addendum 3 to Exhibit A to Technology License Agreement between Sonics, Inc. and Texas Instruments Incorporated, dated November 26, 2007
10	.20A†	Amended and Restated Technology License Agreement between Sonics, Inc. and Toshiba Corporation, dated March 26, 2003
10	.20B*†	Amendment 2 to Exhibit A Technology Schedule to the Technology License Agreement for Sonics MX IP Core between Toshiba Corporation and Sonics, Inc., dated July 30, 2004
10	.21*	Form of Indemnification Agreement to be entered between Sonics, Inc. and its directors and officers
10	.22*†	Master Technology License Agreement between Sonics, Inc. and Marvell International Ltd., dated September 28, 2007
10	.23*	Lease between Sonics, Inc. and The Irvine Company LLC, dated November 26, 2007.
21	.1*	List of Subsidiaries
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
23.3		Consent of Independent Valuation Firm
24	.1*	Power of Attorney
99.1		Consent of Semico Research Corporation

*	Previously filed.

**	To be filed by amendment.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act of 1933, as amended.